As filed with the Securities and Exchange Commission on August 17, 2007

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
Under
The Securities Act of 1933

Concentric Medical, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	94-3344074
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

1380 Shorebird Way
Mountain View, CA 94043
(650) 938-2100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Gary A. Curtis
President and Chief Executive Officer
Concentric Medical, Inc.
1380 Shorebird Way
Mountain View, CA 94043
(650) 938-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Philip H. Oettinger David J. Saul Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Gary A. Curtis Concentric Medical, Inc. 1380 Shorebird Way Mountain View, CA 94043 (650) 938-2100	Charles K. Ruck David B. Allen Latham &Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock $0.001 par value	$69,000,000	$2,119

(1) In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated August 17, 2007

PROSPECTUS

Shares



Concentric® MEDICAL

Common Stock

This is our initial public offering. We are selling shares of our common stock.

We expect the public offering price to be between $ and $ per share of common stock. Currently, no public market exists for our common stock. We have applied to have our common stock quoted on the Nasdaq Global Market under the symbol "CLOT."

Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about , 2007.

Merrill Lynch & Co. **Lehman Brothers**

Thomas Weisel Partners LLC

The date of this prospectus is , 2007.

The Merci® Retrieval System



Merci® Retriever

Merci® Microcatheter

Merci® Balloon Guide

OPENING MINDS™



TABLE OF CONTENTS

You should rely only on the information contained in this prospectus and any free writing prospectus that we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our financial statements and related notes included in this prospectus.

Overview

We are a medical device company that designs, develops and markets products for restoring blood flow in patients who have suffered ischemic strokes, which result from blood clots in the vessels of the brain. Our Merci Retrieval System is a minimally invasive device designed to restore blood flow in the neurovasculature of ischemic stroke patients by removing blood clots in order to improve the clinical outcome of patients. In 2004, we received clearance from the U.S. Food and Drug Administration, or FDA, to market our Merci Retrieval System. Our system is the only FDA cleared device for the restoration of blood flow in ischemic stroke patients through clot removal. We have also received FDA clearance to market our device for use in the retrieval of foreign bodies misplaced during the interventional radiological procedures in the neuro, peripheral and coronary vasculature. We believe that our Merci Retrieval System offers an option for ischemic stroke patients, who historically have had few other treatment options available.

We market the Merci Retrieval System through our direct sales force in the United States and Canada, and primarily through distributors in other international markets. Our customers are hospitals that are equipped to perform neuro interventional procedures. The Merci Retrieval procedure is performed primarily by interventional neuroradiologists, or INRs, and other specialists, which together with the INRs, we refer to as neuro interventionalists. We estimate that over 6,000 patients have been treated to date with our system. During fiscal year 2006 and the first six months of 2007, we generated worldwide revenue of approximately $11.3 million and $7.8 million, respectively, from the sale of our products and incurred net losses of approximately $6.9 million and $3.5 million, respectively.

Stroke Market Opportunity

According to the American Heart Association, or AHA, stroke is the third leading cause of death and a leading cause of disability in the United States. AHA estimates that the direct and indirect costs of stroke in the United States in 2007 will exceed $62 billion. Stroke becomes more common with age, and approximately 75% of strokes occur in people over the age of 65. In addition to increasing age, risk factors for stroke include diabetes, cardiovascular disease and obesity.

Over 700,000 strokes occur annually in the United States. Of all strokes in the United States, approximately 87% are ischemic, the result of a clot blocking blood flow in the vessels of the brain. Our Merci Retrieval System is designed to restore blood flow in large vessel ischemic strokes, which is where the blockage occurs in the vertebral, basilar, internal carotid, middle cerebral, anterior cerebral and/or posterior cerebral arteries. We believe, based upon our review of published literature and our discussions with treating physicians, that between 30% and 50% of all ischemic strokes in the United States are large vessel strokes. We retained Millenium Research Group, a third party consultant compensated by us, to survey 150 neurologists involved in stroke diagnosis to solicit their opinion on the incidence of large vessel stroke. According to this survey, these neurologists on average believe that approximately 46.5% of all ischemic strokes in the United States are large vessel.

The Concentric Solution — The Merci Retrieval System

The Merci Retrieval System is a minimally invasive, catheter based system comprised of three products: the Merci Retriever, the Merci Balloon Guide and the Merci Microcatheter. The Merci Retrieval System is designed to restore blood flow in ischemic stroke patients by removing blood clots from the vessels of the brain. The Merci Retrieval procedure operates through a widely accepted mode of delivery, where the arterial system is accessed through the femoral artery in the groin. Our device is then navigated through the body to the brain using standard endovascular techniques. The vessels inside the brain wind and twist and are relatively delicate, as compared to vessels outside the brain. Because of this, it is very difficult to design a mechanical device that is both gentle and flexible enough to be safely delivered to the site of the clot and also strong enough in its method of action to safely remove the clot.

We believe that the benefits that characterize the Merci Retrieval System are as follows:

- *Restores Blood Flow.*   It has been demonstrated that the timely restoration of blood flow in ischemic stroke patients may potentially minimize and possibly reverse injury to the brain. In our most recent trial, the Multi MERCI trial, the Merci Retrieval System was effective in restoring blood flow in large vessel ischemic stroke patients 54.9% of the time. Furthermore, upon the addition of adjunctive therapy, primarily an injection of a clot dissolving drug into the obstructed vessel, our Multi MERCI trial demonstrated successful restoration of blood flow 68.3% of the time.

- *Improves Patient Outcomes.*   The Modified Rankin Scale, or mRS, is a commonly used global disability scale for assessing stroke patients. A score equal to or less than two out of six is often defined as functional independence. In our Multi MERCI trial, 49.1% of the patients with restored blood flow achieved functional independence, as compared to only 9.6% of the patients without restored blood flow.

- *Expands Patient Options.*   We estimate that at least 90% of ischemic stroke patients in the United States do not receive interventional treatment to restore blood flow. Even for patients who are eligible for and receive IV tPA or other interventional treatments, successful restoration of blood flow is not assured. The indications for use for the Merci Retrieval System have no FDA imposed time limitations, and our device has been shown to be effective in many patients who are ineligible for or do not respond to existing treatments.

- *Elegant Design.*   The Merci Retriever is designed to travel to the brain in a linear form, and then to return to its original shape upon deployment in and around the blood clot. This design is intended to help reduce potential damage to the delicate artery walls in the brain, which can lead to dissection, perforation and ultimately to hemorrhage and/or death, which are common risks among interventional devices.

- *Utilizes Familiar Techniques.*   The Merci Retrieval procedure employs catheterization techniques similar to those used in other minimally invasive procedures. The techniques used in our procedure are similar to those used by not only our primary users, which are INRs, but also to those used by other specialists who are generally trained in endovascular techniques. These other specialists include interventional radiologists, endovascularly trained neurosurgeons and interventional cardiologists.

- *Potentially Cost Efficient.*   According to the AHA, over $62 billion will be spent on stroke in 2007 in the United States. Of this amount, approximately 32% will be spent on nursing homes, drugs, other medications and home healthcare. We believe the Merci Retrieval System has the potential to improve outcomes for stroke patients, significantly reducing the downstream cost burden of ischemic stroke on the healthcare system.

Risks of using our Merci Retrieval System include the risks that are common to the use of other interventional devices, including infection, perforation or dissection of the vessel wall, introducing a blood clot into a previously unaffected vessel, internal bleeding and death. Our clinical data shows that our procedure is only effective in restoring blood flow in a subset of patients treated, and in a small percentage of patients, adverse events have occurred, including device fracture or vessel damage. Physicians may choose not to use our Merci Retrieval System in cases where the size of the blood vessel or location of the blood clot limits the delivery of our device, or in cases where the patient's time of actual symptom onset is unknown, such as cases where patients wake up with symptoms of stroke, since there is no clinical trial data that supports the benefits of our system beyond eight hours.

The Concentric Strategy

Our business goal is to maintain our leadership position in the field of medical devices for the acute treatment of ischemic stroke. The key elements of our strategy are to:

- Drive near term growth by further penetrating our customer base;

- Increase adoption of the Merci Retrieval System;

- Raise awareness of interventional stroke treatment options;

- Continue our international expansion;

- Utilize the Merci Registry to produce further clinical evidence of safety and efficacy;

- Improve the Merci Retrieval System's capabilities and features; and

- Support the coverage and reimbursement of our procedure.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" immediately following this summary. Our business currently is not profitable, and we may not be able to achieve profitability. We are completely dependent on the success of our Merci Retrieval System which has a limited commercial history, and our system may fail to achieve widespread market acceptance. The healthcare system is not accustomed to the acute interventional treatment of ischemic stroke with medical devices and our system does not presently permit us to address the entire market opportunity for ischemic stroke. We have no plans to conduct additional clinical trials that may be essential for the medical community to endorse the adoption of our system. We currently rely on a relatively small user base of neuro interventionalists and we may be unable to increase the number of neuro interventionalists that are trained to use our Merci Retrieval System and willing to provide acute care to stroke patients. Our future growth is dependent on our ability to further penetrate our current user base and increase the frequency of usage of our product by our active users. Our future success is also dependent upon expanding our user base to other specialists who may use our Merci Retrieval System. Our inability to further penetrate our current user base or expand our user base beyond existing neuro interventionalists may adversely affect our business. We compete against companies that have longer operating histories, more established products and greater resources. Our research and development efforts to create additional products may not be successful.

Company Information

We were incorporated under the laws of the state of Delaware in 1999. Our principal executive offices are located at 1380 Shorebird Way in Mountain View, California 94043. Our telephone number is (650) 938-2100. You can access our website at *www.concentric-medical.com*. Information on our website is not a part of this prospectus. In this prospectus, references to "Concentric," "we," "us" and "our" refer to Concentric Medical, Inc. unless the context requires otherwise.

We have registered trademarks for the marks "Concentric," "Concentric Medical," "Merci" and "Merci Retriever." Other product names, service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us . . . .   shares

Common stock to be outstanding after
this offering . . . .   shares

Use of proceeds. . . . .   We intend to use the net proceeds received by us from this offering for sales and marketing, research and development, clinical and regulatory initiatives, and general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq Global Market
symbol . . . .   CLOT

The number of shares of common stock that will be outstanding after this offering is based on 75,227,038 shares outstanding as of June 29, 2007, and excludes:

- 25,000 shares of common stock issuable upon the conversion of Series B Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.68 per share;

- 244,184 shares of common stock issuable upon the conversion of Series C Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.86 per share;

- 7,338,231 shares of common stock issuable upon the exercise of outstanding options as of June 29, 2007 under our 1999 Stock Plan at a weighted-average exercise price of $0.94 per share;

- 102,159 shares of common stock reserved for issuance as of June 29, 2007 under our 1999 Stock Plan;

- 7,800,000 shares of common stock to be reserved for issuance under our 2007 Equity Incentive Plan;

- 3,000,000 shares of common stock to be reserved for issuance under our 2007 Employee Stock Purchase Plan; and

- automatic annual increases in the number of shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

- the issuance of 165,440 shares of common stock upon the conversion of Series B Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.68 per share;

- a   for   reverse split of the shares of our common stock on or before the closing of this offering, which will be reflected in an amendment to this prospectus;

- the conversion of all outstanding shares of our preferred stock into shares of our common stock;

- the filing of our amended and restated certificate of incorporation prior to completion of this offering; and

- no exercise by the underwriters of their option to purchase up to an additional   shares of common stock to cover overallotments.

SUMMARY FINANCIAL DATA

The summary financial data for each of the fiscal years ended December 31, 2004, 2005 and 2006 are derived from our audited annual financial statements included elsewhere in this prospectus. The summary financial data as of June 29, 2007 and for the six month periods ended June 30, 2006 and June 29, 2007 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the results of operations for the six months ended June 30, 2006 and June 29, 2007. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 29, 2007 should not be considered indicative of results expected for the full fiscal year.

You should read the following financial information together with the information under "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

The pro forma per share data gives effect to the conversion of all outstanding convertible preferred stock into common stock prior to the closing of this offering and adjustments to eliminate charges associated with our preferred stock warrant liability.

	Year Ended December 31,			Six Months Ended	
				June 30, 2006	June 29, 2007
	2004	2005	2006		
	(In thousands, except share and per share data)				
Statements of Operations Data:					
Revenues	$ 2,277	$ 5,935	$ 11,277	$ 4,824	$ 7,811
Cost of revenues	1,742	3,290	4,487	2,087	2,469
Gross profit	535	2,645	6,790	2,737	5,342
Operating expenses:					
Research and development	4,685	3,104	3,569	2,109	1,498
Sales and marketing	3,103	4,818	8,157	3,717	5,332
General and administrative	1,702	2,221	2,397	1,225	2,156
Total operating expenses	9,490	10,143	14,123	7,051	8,986
Loss from operations	(8,955)	(7,498)	(7,333)	(4,314)	(3,644)
Interest income and other income, net	232	350	658	352	322
Interest expense	(125)	(77)	(85)	(46)	(34)
Other expense	—	(71)	(169)	(102)	(118)
Net loss before cumulative effect of change in accounting principle	(8,848)	(7,296)	(6,929)	(4,110)	(3,474)
Cumulative effect of change in accounting principle	—	(77)	—	—	—
Net loss	(8,848)	(7,373)	(6,929)	(4,110)	(3,474)
Accretion of preferred stock	(883)	(1,631)	—	—	—
Net loss attributable to common stockholders	$ (9,731)	$ (9,004)	$ (6,929)	$ (4,110)	$ (3,474)
Net loss per share attributable to common stockholders — basic and diluted:					
Loss before cumulative effect of change in accounting principle	(0.83)	(0.53)	(0.45)	(0.28)	(0.22)
Cumulative effect of change in accounting principle	—	(0.01)	—	—	—
Accretion of preferred stock	(0.08)	(0.12)	—	—	—
Net loss per share attributable to common stockholders	$ (0.91)	$ (0.66)	$ (0.45)	$ (0.28)	$ (0.22)
Weighted average common shares outstanding	10,653,704	13,638,068	15,240,902	14,845,761	15,742,906
Pro forma net loss per share attributable to common stockholders — basic and diluted			$ (0.09)		$ (0.04)
Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share			74,233,466		74,735,470

	As of June 29, 2007		
	Actual	**Pro Forma(1)**	**Pro Forma as Adjusted(2)(3)**
		(In thousands)	
Balance Sheet Data:			
Cash, cash equivalents and short term investments	$ 9,320	$ 9,432	$
Working capital	11,020	11,132	
Total assets	15,862	15,974	
Current and noncurrent note payable	516	516	
Preferred stock warrant liability	636	—	—
Redeemable convertible preferred stock	50,044	—	—
Total stockholders' (deficit) equity	(38,494)	12,298	

(1) On a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into 58,827,124 shares of common stock, the exercise of warrants to purchase 165,440 shares of our Series B preferred stock at $0.68 per share for assumed aggregate proceeds of $112 and the subsequent conversion into 165,440 shares of common stock and the reclassification of the preferred stock warrant liability to stockholders' (deficit) equity.

(2) On a pro forma as adjusted basis to give effect to our receipt of net proceeds from our sale of   shares of common stock at an assumed initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) Each $1.00 increase or decrease in the assumed public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, the amount of cash, cash equivalents and short term investments, additional paid-in capital and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest in shares of our common stock. Each of these risks could harm our business, operating results, financial condition and/or growth prospects. As a result, the trading price of our common stock could decline and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We have a history of losses, and we may not be able to achieve profitability even if we are able to generate significant revenue from sales of our Merci Retrieval System.

We have incurred net losses since our inception in August 1999. For the fiscal years ended December 31, 2004, 2005 and 2006, and for the six months ended June 29, 2007, we had net losses of $8.8 million, $7.4 million, $6.9 million and $3.5 million, respectively. Through June 29, 2007, we had an accumulated deficit of $49.3 million. To date, we have financed our operations primarily through private placements of our equity securities and from sales of our Merci Retrieval System products. We have devoted substantially all of our resources to research and development of our products, sales and marketing activities, and clinical and regulatory initiatives to obtain approval for our products. Additionally, following this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses may continue to have an adverse effect on our stockholders' equity and we may never achieve profitability as a result.

We are completely dependent on the success of our Merci Retrieval System, which has a limited commercial history. If our Merci Retrieval System fails to gain or loses market acceptance, our business will suffer.

We commercially introduced our Merci Retrieval System in August 2004, and expect that sales of our Merci Retrieval System will account for all of our revenue for the foreseeable future. Because of its recent commercial introduction, the Merci Retrieval System has limited product and brand recognition. Demand for the Merci Retrieval System has not increased as quickly as we expected and we do not know if we will be successful over the long term in generating increased demand for the use of our products. In addition, as we develop and release new products, we anticipate that revenues derived from new product introductions will comprise a substantial amount of our revenue and sales of existing products may decline. As a result, we can provide no assurance that future product introductions will not displace sales of our existing products. In addition, physicians may be slow to adopt our products if they perceive liability risks arising from the use of new products. Reluctance by physicians to use our Merci Retrieval System could harm sales. Failure of our Merci Retrieval System to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

We have no plans to conduct any additional clinical trials that may be essential for the medical community to endorse the adoption of our system.

Our success depends on the acceptance of our Merci Retrieval System by the medical community. To date, we have only completed two clinical trials with limited patient populations. In our MERCI trial and Multi MERCI trial, our Merci Retrieval System was only effective in restoring blood flow in 48.2% and 54.9% of ischemic stroke patients, respectively. Furthermore, upon the addition of adjunctive therapy, the MERCI trial and Multi MERCI trial demonstrated restoration of blood flow in only 60.3% and 68.3% of the cases, respectively. We have not conducted, and do not have any current plans to conduct, randomized and/or controlled studies designed to measure the efficacy of the Merci Retrieval procedure compared to alternative treatments, such as drug therapy or the use of other mechanical interventional devices. Until we conduct such comparative studies or otherwise obtain comparative data for the Merci Retrieval procedure, we may not be successful at generating broad market acceptance for our products. The medical community may not find that the data from our completed clinical trials provide sufficient evidence of the safety and efficacy of our Merci Retrieval System. For example, we do not have any clinical data on the use of our device on patients beyond eight hours following the occurrence of an ischemic stroke. The lack of this clinical data may cause physicians not to use our device if it has been longer than eight hours since a patient has suffered an ischemic stroke. If clinical experience indicates that procedures with our Merci Retrieval System are less effective or less safe than our current data suggests, physicians may choose not to use our Merci Retrieval System. A U.S. Food and Drug Administration, or FDA, Advisory Panel convened in February 2004 to issue recommendations to the FDA regarding the potential clearance of our 510(k) for the Merci Retrieval System, concluded that we should conduct a randomized, controlled trial before receiving premarket clearance and/or approval to market our device. While the FDA cleared the Merci Retrieval System for marketing without requiring us to conduct such a clinical trial, the recommendation of the Advisory Panel may impede widespread adoption of our system by the medical community. Performance of a randomized, controlled clinical trial would be expensive, time consuming and could require us to deny beneficial treatment to certain patients. As a result, we are uncertain that practitioners would participate in, and patients would choose to enroll in, the type of study that would provide meaningful data. For example, the MR Rescue trial which is being funded by the National Institutes of Health, or NIH, is designed to enroll 120 patients and randomize the use of the Merci Retrieval System to medical therapy such as the administration of aspirin. Enrollment in this trial began in May 2004 and as of July 18, 2007, 42 patients have been enrolled. If we do not conduct such randomized trials, however, it may be difficult for us to convince the medical community to support the widespread adoption of our Merci Retrieval System.

Our system does not presently permit us to address the entire market opportunity for ischemic stroke. Our research and development efforts to create additional products may not be successful.

We believe, based upon our review of published literature and our discussions with treating physicians, that 30% to 50% of all ischemic strokes in the United States are large vessel strokes, meaning the blockages occur in one of the larger vessels of the brain. Even if the blood clot occurs in a large vessel, physicians will need to evaluate additional factors in determining whether to use our device, such as the potential for salvaging brain tissue and secondary factors such as blood pressure, the condition of the heart, the existence of cancer and the risk of infection. These factors may present the risk of further complications during the Merci Retrieval procedure and may reduce the number of ischemic stroke cases where our Merci Retrieval System can be used. Our ability to compete depends on our ability to introduce new products and variations on our existing products in order to provide our users with product options tailored to the specific needs of patients. For example, our Merci Retrieval System cannot pass through heavily calcified vessels, and we may need to develop products that address this condition to gain widespread adoption. Our research and development efforts may fail to yield any additional products or variations on our existing system and we may not be able to obtain FDA clearance or approval for any such products if developed, which will prevent us from further penetrating the market. In addition, the absence of certain clinical data, such as the lack of data comparing the Merci Retrieval System to alternative treatments and the lack of data on the use of our device longer than eight hours following an ischemic stroke, may affect how quickly the Merci Retrieval System is adopted and inhibit our ability to access the entire market opportunity for ischemic stroke.

We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business. We may not be able to obtain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. The medical device industry has historically been subject to extensive litigation over product liability claims. There are high mortality rates and other complications associated with the use of our device and we may be subject to product liability claims if our Merci Retrieval System causes, or merely appears to have caused, an injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. Claims may be made by patients, consumers, healthcare providers, third party strategic collaborators or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of merit or eventual outcome, could be costly, could divert management's attention from our business and might result in adverse publicity, which could result in reduced acceptance of our products in the market, product recalls or market withdrawals.

A percentage of procedures performed with our Merci Retrieval System have resulted, and may in the future, result in serious complications. These events could result in substantial liability and impair our financial performance.

In our MERCI trial and Multi MERCI trial, study participants experienced complications with the use of our Merci Retrieval System, including infection, perforation or dissection of the vessel wall, introducing a blood clot into a different vessel, internal bleeding and death. In the MERCI trial, clinically significant procedural complications occurred in 5.0% of patients and symptomatic intracranial hemorrhage occurred in 7.8% of patients. In the Multi MERCI trial, clinically significant procedural complications occurred in 5.5% of patients and symptomatic intracranial hemorrhage occurred in 9.8% of patients. In a small percentage of patients, other adverse events occurred, including device fracture or minor vessel damage. The risk of serious complications could result in potential injury and/or death to patients and subject us to product liability litigation or compel us to recall our Retrieval System from the market as a result. Patient injury and/or death and product liability litigation may damage our reputation in the marketplace and adversely impact our revenues.

The successful use of our Merci Retrieval System depends in part on physician skill and experience. If we are unable to train physicians on the proper use of our system, we may experience a high risk of product liability.

The successful use of our Merci Retrieval System depends in part on the physician's skill and experience. We train users on the proper techniques in using our system to achieve the intended outcome. Because of the acute nature of ischemic strokes, we are unable to have a company representative attend cases using the Merci Retrieval System. We believe the initial adopters of our system were highly skilled neuro interventionalists who were well trained in the endovascular techniques necessary to perform our Merci Retrieval procedure and these initial users may have required less training than others. Some physicians may find our device complicated to operate or express frustration at the number of device passes required to ensnare and capture the clot. In the event that neuro interventionalists and other users perceive that our device is too complex for them to use, we may have difficulty increasing adoption. As the number of users of our system increases, it is possible that the level of training that we are accustomed to providing will be insufficient and some physicians may not be willing to invest the time required to become properly trained with our procedure. We may find that interventionalists who are less skilled in the use of endovascular devices will increasingly use the Merci Retrieval System, potentially leading to a higher rate of device failure, injury, negative publicity and an increased risk of product liability. We may be subject to claims against us even if the apparent injury is due to the actions of others. Our business may consequently be adversely affected by any litigation that may occur based on physician error in the use of our products and our potential inability to train physicians to use our Merci Retrieval System may lead to inadequate demand for our products and have a material adverse impact on our business, financial condition and results of operations.

We currently rely on a relatively small user base of neuro interventionalists. Our inability to increase the number of neuro interventionalists that are trained to use our Merci Retrieval System and willing to provide acute care to stroke patients may adversely affect our business.

The primary physician specialists that perform the Merci Retrieval procedure today are interventional neuroradiologists, or INRs. This is a relatively small medical specialty, and according to the American Society of Interventional and Therapeutic Neuroradiology, there are an estimated 300 INRs practicing in the United States today. Our procedure is also currently being performed by a small number of interventional radiologists, endovascularly trained neurosurgeons and interventional cardiologists. We refer to those that perform our procedure as neuro interventionalists. Because there currently exists a limited number of neuro interventionalists, the majority of the hospitals in the United States do not have a physician on staff who is credentialed to perform our procedure.

Growth in the number of neuro interventionalists in the United States is constrained by the lengthy educational programs required to train these physicians. Although we are developing educational programs aimed at increasing the number of neuro interventionalists that are credentialed to intervene in stroke, we can provide no assurance that these programs will be successful. It may become difficult for us to increase our revenues if we continue to rely on the limited number of neuro interventionalists who are willing to perform our procedure as our primary user base.

In addition to the limitation in the overall number, neuro interventionalists are often not accustomed to providing acute care. In many cases, the infrastructure and systems are not established to provide the services performed by neuro interventionalist on an around-the-clock basis. Neuro interventionalists frequently schedule appointments well in advance and many are infrequently on call. We may encounter substantial difficulties in increasing the number of neuro interventionalists who are willing to perform our procedure in an around-the-clock acute care setting. We are developing educational programs aimed at hospital administrators to support acute care for stroke patients and to educate neuro interventionalists and hospital administrators regarding interventional options to treat stroke, including our Merci Retrieval System, but we can provide no assurance that these programs will be successful.

If we are unable to increase the number of neuro interventionalists who are trained and willing to perform our procedure, our sales and business may be adversely affected.

Our future growth is dependent on our ability to further penetrate our current customer base and increase the frequency of usage of our product by our active customers.

Although we have over 225 active customers in the United States and Canada, defined as hospitals that have purchased our products within the last six months, we estimate that these hospitals have only averaged approximately one patient treated per month. To generate increased demand and frequency of use by our current customers, we will need to continue to make neuro interventionalists and other hospital staff aware of the benefits of our Merci Retrieval System. Although we are attempting to increase the number of patients treated per center per month throughout our established customer base through our established relationships and sales efforts, we cannot provide assurance that our efforts will increase the use of our system by our active customers. Our failure to increase the frequency of use of our products by our active customers may adversely affect our growth and revenues.

Our future success is dependent upon expanding our user base to other specialists who may use our Merci Retrieval System. Our potential inability to expand our user base beyond neuro interventionalists may adversely affect our ability to increase our revenues.

Currently, our primary users are limited to a group of approximately 300 INRs and a small number of other specialists who perform endovascular neuro interventions. We are dependent on our ability to expand our user base by selling our products to other specialists who are not currently neuro interventionalists but are familiar and trained in the basic techniques required to use the Merci Retrieval System. The techniques used in our procedure are similar to those used by not only our primary user base of neuro interventionalists, but also to those used by other specialists who are generally trained in endovascular techniques. These other specialists include interventional radiologists, endovascularly trained neurosurgeons and interventional cardiologists. Our revenue growth will depend on our ability to train these other specialists and to sell our products to their affiliated hospitals. It may be difficult to persuade existing neuro interventionalists to train physicians from different specialties. Convincing physicians to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot provide any assurance that we will be successful in these efforts. In addition, we do not have significant experience in selling our products to these other specialists. They may require, among other things, additional clinical evidence supporting patient benefits, training in a manner that we are not accustomed, or other resources that we do not readily have available or are not cost effective for us to provide.

If we are unable to convert physicians of other specialties to the use of our products, growth of our sales will be limited and our revenue will be adversely impacted as a result.

The stroke care system in the United States lacks a care pathway oriented towards intervention. We may be unable to alter the system or develop a stroke care pathway to facilitate the adoption and use of our products.

We believe that the stroke care system in the United States is not geared towards intervention due to a number of factors, including:

- the likelihood patients will be transported to a hospital instead of a stroke center where interventional treatments are available;

- inadequate training for acute stroke in emergency departments resulting in discomfort in adopting new stroke treatments;

- the absence of consistent protocols across hospitals to address the interventional treatment of ischemic stroke;

- lack of emphasis by institutions on interventional treatment of stroke patients due to historically limited treatment options or financial incentives;

- relationships that have been built between neurologists and the pharmaceutical industry; and

- lack of stroke teams or stroke centers providing access to interventional stroke treatment.

Any of these impediments may adversely affect the rate of adoption of the Merci Retrieval System. We are pursuing market development programs aimed at overcoming many of these limitations. We can provide no assurance that we will be successful in changing existing systems or in developing care pathways that focus on interventional solutions which would facilitate the adoption and use of our products. If the current approach to stroke care persists, we may be unable to grow our business.

The healthcare system is not accustomed to the acute treatment of ischemic stroke with medical devices.

Prior to the introduction of our Merci Retrieval products, there were no FDA approved or cleared devices targeting the restoration of blood flow in ischemic stroke patients by removing blood clots. Emergency room physicians, neurologists and neuro interventionalists are accustomed to administering pharmaceutical treatments due to the historically limited treatment options and the relationships between neurologists and the pharmaceutical industry. Our future success and revenue growth are significantly dependent upon an increase in the use of mechanical device procedures to treat ischemic stroke patients. If the number of mechanical device procedures does not increase or if a new procedure that does not employ our products becomes a more accepted alternative among neuro interventionalists, our business and our revenues may suffer as a result.

Our future success depends upon establishing a pathway of care that integrates the use of our Merci Retrieval System into the treatment of acute ischemic stroke.

The stroke care pathway often begins with emergency responders who are responsible for transporting the patient to a hospital facility. Emergency responders in the United States generally operate under a protocol that transports patients to the nearest hospital, with a small number of exceptions such as for trauma, which decreases the likelihood that the patient will be transported to a stroke center that has a developed stroke team and an interventional approach to the treatment of stroke. Upon admission to the healthcare facility, there exists a variety of protocols for treatment according to the particular medical institution or hospital. Bed rest and aspirin are prescribed in the majority of cases by the emergency physician. Some patients are referred by the emergency physician to a neurologist and then onto a neuro interventionalist, which is an indirect referral process that decreases the likelihood of the patient receiving an interventional procedure. In other cases, the protocol may be directly from the emergency physician to a neuro interventionalist who can perform the Merci Retrieval procedure. There is no agreed upon standard of care among these physicians or hospitals regarding the treatment of ischemic stroke patients or the use of the Merci Retrieval System. Some physicians may only perform the Merci Retrieval procedure on patients who are ineligible to receive lytic treatment or where it is clear that lytic treatment has failed and the Merci Retrieval System represents the only available treatment. Other physicians may prefer the Merci Retrieval procedure as an alternative to treating a patient eligible for drug treatment. The absence of a uniform protocol among institutions and among physicians within the same institution means that we have to educate each hospital and stroke center about protocols that integrate our Merci Retrieval System for the treatment of ischemic stroke. Although we are developing education programs aimed at overcoming these limitations, we cannot provide assurance that we will be successful in changing existing systems or developing care pathways that focus on interventional solutions which facilitate the adoption and use of our products. Our ability to generate revenues will be adversely impacted if emergency responders, hospitals and stroke centers do not establish uniform protocols which integrate our Merci Retrieval System.

We will be collecting additional data on the safety and efficacy of the Merci Retrieval System through our Merci Registry. It will be expensive to generate such data and any data that is generated may not be positive or consistent with our existing data, which would affect the rate at which our device is adopted.

We plan to make additional data on the safety and efficacy of our Merci Retrieval System publicly available through our Merci Registry. The Merci Registry is designed to capture acute and 90 day follow up data on rates of blood flow restoration and clinical outcomes. We cannot provide any assurance that the data collected in the Merci Registry will be compelling to the medical community, because it may not be scientifically meaningful and may not demonstrate that the Merci Retrieval System is an attractive procedure when compared against data from alternative procedures. We believe that physicians will compare the rates of blood flow restoration and clinical outcomes for the Merci Retrieval procedure against alternative treatments, such as conventional drug therapy, intra-arterial lytic therapy, and other uses of mechanical interventional devices such as snares or balloons. Other significant factors that we believe physicians will consider include acute safety data on complications that occur during the Merci Retrieval procedure including infections, perforations or dissections, internal bleeding and the mortality rate. If the results obtained from our Merci Registry indicate that the Merci Retrieval System is not as safe or effective as other treatment options, adoption of our product may suffer and our business would be harmed.

In addition, the implementation and administration of the Merci Registry is resource intensive. We expect to spend approximately $5 million of the proceeds from this offering for the development of the Merci Registry. Our management may be required to devote significant efforts to monitor the Merci Registry. If the data generated by the Merci Registry is not positive or consistent with our existing data, it may never provide any benefit to our business and we would have lost the opportunity to spend the resources dedicated to it on other projects.

Any data that is gathered by us in clinical trials may be significantly more favorable than the typical results of practicing physicians, which could negatively impact rates of adoption of our Merci Retrieval System.

Even if we believe the data collected from our clinical trials or our Merci Registry indicates positive results, each physician's actual experience with our device will vary. The clinical trials we have conducted involved procedures performed by physicians who are technically proficient and high volume users of the

Merci Retrieval System. We expect that much of the clinical experience recorded in the Merci Registry will also come from high volume users. Consequently, the results reported in our clinical trials and the Merci Registry may be significantly more favorable than typical results of practicing physicians. If physicians' experiences indicate that the Merci Retrieval System is not as safe or effective as other treatment options or as what our data would suggest, adoption of our product may suffer and our business would be harmed.

Third parties have, and may continue to, conduct clinical studies or provide data involving our Merci Retrieval System. Any data that is generated may not be positive or consistent with our data, which would affect the rate at which our device is adopted.

Third parties have, and may continue to, conduct clinical trials involving our Merci Retrieval System. We are currently aware of two such trials supported by the NIH. We are not directly involved in the design, enrollment, conduct or management of these trials, although we periodically provide advice on the proper use of our device. We do not know when the data from these trials will be released, if at all. Each of the clinical sites enrolled in the Merci Registry has the ability to publish data on patient outcomes from their site without our input. Unfavorable results from any of these trials or from the data collected for the Merci Registry concerning the use of our Merci Retrieval System could adversely impact our reputation and our business.

Negative publicity regarding our Merci Retrieval System could harm demand, which would adversely affect sales and our financial performance.

We have in the past experienced, and expect that in the future we will experience, negative exposure in clinical publications or in the general media. Such publications may present negative individual physician experience regarding the safety or effectiveness of our Merci Retrieval System. Although we have not observed a material impact on our quarterly financial results of operations from negative publications to date, future results could be negatively impacted.

Our reputation and competitive position may be harmed not only by negative media exposure or clinical publications, but also by other publicly available information suggesting that our Merci Retrieval System is not safe. For example, we file adverse event reports under Medical Device Reporting, or MDR obligations with the FDA that are publicly available on the FDA's website if our product may have caused or contributed to a serious injury or death or malfunctioned in a way that could likely cause or contribute to a serious injury if it were to recur. Competitors may attempt to harm our reputation by highlighting injuries that have been reported or publicized, or by claiming that their product is superior to ours because they have not filed as many MDRs with the FDA. Such negative publicity and competitor behavior could harm our reputation and our future sales.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

The market for medical devices is highly competitive, dynamic and marked by rapid and substantial technological development and product innovations. Our products compete directly against other interventional products, which either alone or in combination with drugs, retrieve, dissolve or clear clots. These products are manufactured by competitors such as Balt, Chestnut, EKOS, ImaRx, Penumbra and Phenox. Other actual or potential competitors include very large and well known medical device manufacturers, such as Abbott Laboratories, Boston Scientific, Cook, ev3, Johnson & Johnson, Medtronic, Micrus and Terumo which manufacture neurovascular stents, balloons and other devices that are deployed in the cerebral arteries, and which have the resources and expertise to potentially develop clot retrieval devices or other devices for treating ischemic stroke. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Our competitors may develop and commercialize a product that is safer and more effective than ours which could render our products obsolete and adversely affect our sales and business.

We also compete indirectly with non-device treatments for ischemic stroke, primarily with lytics. In the United States we compete against Genentech, which manufacturers the lytic Activase, and in Europe against Boehringer Ingelheim, which manufactures the lytic Actilyse. Other potential competitors include smaller pharmaceutical companies such as Paion, which manufactures a lytic that is currently undergoing clinical study for use in ischemic stroke patients from three to nine hours after symptom onset. If any of the pharmaceutical companies successfully develops a drug that causes blood clots to dissipate and in the process restores blood flow in the vessel, sales of our products would be significantly and adversely affected.

Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Competition with these companies could result in price cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

We believe that our ability to compete effectively depends on our ability to distinguish our company and our Merci Retrieval System from our competitors and their products, and includes such factors as:

- ability to remove blood clots from ischemic stroke patients safely and effectively;

- ease of use;

- price; and

- adequate third party coverage and reimbursement.

We cannot guarantee that we will be able to compete effectively on the basis of these factors. Additionally, our competitors with greater financial resources could acquire or develop new technologies or products that could effectively compete with our existing product, which may cause our revenue to decline and would harm our business.

We are dependent on single source suppliers for components and materials used in our devices, and the loss of any of these suppliers could harm our business.

We rely on third party suppliers for components and materials used in our products and rely on single sources for substantially all of the components of the Merci Retrieval System. Of these single source suppliers, four would require significant time and effort to qualify alternative sources of supply. These critical items include our hydrophilic coatings, Microcatheter and Balloon Guide shafts, Retriever corewires and coils, and our outsourced sterilization service. We also rely on BioCoat to supply the coating for our catheters. In the event that we need to switch to a different supplier for this coating we will need to go back to the FDA for additional clearances and/or approvals. We generally acquire our single source components pursuant to purchase orders placed in the ordinary course of business, and we generally have no guaranteed supply arrangements with any of our single source suppliers. Because of our reliance on these vendors, we may also be subject to increases in component costs. These increases could significantly harm our business. Our reliance on these suppliers also subjects us to other risks that could harm our business, including the following:

- we may have difficulty locating and qualifying alternative suppliers for our sole source supplies;

- we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers' needs higher priority than ours;

- we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

- our suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

- switching components may require product redesign and submission to the FDA of a 510(k), which could significantly delay production; and

- our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or replacement suppliers, particularly for our single source components, in part because of the FDA approval process and because of the custom nature of various parts we design. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

If our facilities become inoperable, we will be unable to continue to manufacture our products and as a result, our business will be harmed until we were able to secure a new facility.

We do not have redundant facilities. We perform substantially all of our research and development and manufacturing and commercialization activity in a single location in Mountain View, California. Mountain View is situated on or near earthquake fault lines. Our facility and the equipment we use to manufacture our products would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man made disasters, including earthquakes, flooding and power outages, which may render it difficult or impossible for us to perform our research, development and manufacturing for some period of time. The inability to perform our research, development and manufacturing activities, combined with our limited inventory of reserve raw materials and manufactured supplies, may result in the loss of customers or harm our reputation, and we may be unable to reestablish relationships with those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We will be moving our executive offices and manufacturing operations to a new facility. Our operations may be adversely affected.

We plan to move our executive offices and manufacturing operations to a new facility in 2007. In connection with the move we need to inform our European notified body, KEMA Medical, which has the right to inspect our facility. In addition, we need to update our address with the Food and Drug Branch of the California Department of Health Services as well as the FDA. We can provide no assurance that these regulatory bodies will not require additional audits or approvals prior to manufacturing at the new facility. While we have manufactured several months of inventory in advance of our move, there are no assurances that we have sufficient quantities to fulfill demand for our product and our business may be adversely affected if we encounter manufacturing delays as a result of the move.

To successfully market and sell the Merci Retrieval System internationally, we must address many issues with which we have little or no experience.

For fiscal year 2006 and the six months ended June 29, 2007, we derived 7% and 11% of our revenue from international sales, respectively. We currently depend heavily on third party distributors to sell the Merci Retrieval System internationally, and, if these distributors underperform, we may be unable to increase or maintain the amount of our international revenue. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors and expand the territories into which we sell the Merci Retrieval System. Distributors may not commit the necessary resources to market and sell the Merci Retrieval System in accordance with our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors for particular geographic areas, we may not maintain existing levels of international revenue or realize expected long term international revenue growth. International sales are subject to a number of risks, including:

- varying coverage and reimbursement processes and procedures;

- difficulties in staffing and managing foreign operations;

- difficulties in penetrating markets in which our competitors' products are more established;

- reduced protection for intellectual property rights in some countries;

- export restrictions, trade regulations and foreign tax laws;

- fluctuating foreign currency exchange rates;

- foreign certification and regulatory requirements;

- lengthy payment cycles and difficulty in collecting accounts receivable;

- customs clearance and shipping delays;

- political and economic instability; and

- preference for locally produced products.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, our plan to continue our international expansion may fail and our financial performance may suffer as a result.

It is difficult to forecast future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history and commercial experience makes it difficult for us to predict future performance. As we gain additional commercial experience, a number of factors over which we have limited control may contribute to fluctuations in our financial results, such as:

- seasonal variations in revenue due to the unavailability of physicians who use our products during certain times of the year, such as those periods when there are major conferences on stroke or related diseases or those periods when high volume users of our device take time off of work;

- positive or negative media coverage of our Merci Retrieval System, our procedure or products of our competitors or our industry;

- changes in our sales process due to changes in the stroke care pathway;

- delays in receipt of anticipated purchase orders;

- performance of our independent distributors;

- our ability to obtain further regulatory clearances or approvals;

- delays in, or failure of, product and component deliveries by our suppliers;

- changes in reimbursement policies or levels;

- customer response to the introduction of new product offerings; and

- fluctuations in foreign currency.

In the event our actual revenue and operating results do not meet our forecasts for a particular period, the market price of our common stock may decline substantially.

We may be unable to manage our growth effectively.

Our business strategy entails significant future growth. For example, we will have to expand existing operations in order to increase our manufacturing capabilities, hire and train new personnel to handle the marketing and sales of our product, assist customers in obtaining coverage and reimbursement for the use of our product and create and develop new applications for our technology. This growth may place significant strain on our management and financial and operational resources. Successful growth is also dependent upon our ability to implement appropriate financial and management controls, systems and procedures. Our ability to effectively manage growth depends on our success in attracting and retaining highly qualified personnel, for which the competition may be intense. If we fail to manage these challenges effectively, our business could be harmed.

The loss of key members of our senior management team or our inability to retain highly skilled engineers, clinicians and salespeople could adversely affect our business.

Our success depends largely on the skill, experience and performance of key members of our executive management team. The efforts of each of these persons will be critical to us as we continue to develop our technologies and business. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

Our research and development programs depend on our ability to attract and retain highly skilled technicians and engineers. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area. We may have difficulties locating, recruiting or retaining qualified salespeople, which could cause a delay or decline in the rate of adoption of our products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to support our discovery, development and sales programs.

Changes to existing accounting pronouncements regarding stock-based compensation may affect how we conduct our business and affect our reported results of operations.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, or SFAS 123R, which requires that stock options to employees be expensed. As of December 31, 2006 and June 29, 2007, total compensation cost related to unvested stock options was $0.9 million and $2.6 million, respectively, which is expected to be recognized over the vesting period of the options. We rely heavily on stock options to motivate current employees and to attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivational tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported net losses may increase, which may have an adverse effect on our stock price.

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Risks Relating to Intellectual Property Matters

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We license certain patents from The Regents of University of California. These patents are fundamental to our business but we do not exercise complete control over their maintenance and prosecution.

We are licensees to The Regents of the University of California, or The Regents, for patents and technical information relating to a blood clot retrieval device. The patents licensed from The Regents will expire beginning in October 2016. While we believe that we may have a competitive advantage in having licensed these patents, we may need The Regents to file additional patent applications to expand the scope of our license and to maintain any competitive advantage. As the beneficiary of these additional patent applications we will have an input into the direction of their prosecution, but The Regents ultimately controls the patenting process. The Regents may choose not to pursue patent protection or abandon protection for areas that may be critical to our business, and our competitive position could be adversely affected, as could our business.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our Merci Retrieval System.

Our industry has been characterized by frequent and extensive intellectual property litigation. Our competitors or other patent holders may assert that our Merci Retrieval System and the methods employed in the Merci Retrieval procedure are covered by their patents. For example, we are aware of a family of patents

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referred to as the Jervis patents relating to the use of nitinol technology, owned by Medtronic. The Jervis patents were acquired by Medtronic from Raychem in 1996. Medtronic has significantly greater financial resources than we do to pursue patent litigation and could choose to assert the Jervis patents against us at any time. If our Merci Retrieval System or methods are found to infringe, we could be prevented from manufacturing or marketing our Merci Retrieval System. In addition, we do not know whether our competitors or potential competitors have applied for, or will apply for or obtain, patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our Merci Retrieval System. We may also initiate litigation against third parties to protect our own intellectual property. Our intellectual property has not been tested in litigation. If we initiate litigation to protect our rights, we run the risk of having our patents invalidated, which would undermine our competitive position.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time consuming and can divert management's attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our Merci Retrieval System, any of which would have a material adverse effect on our business, results of operations and financial condition. If relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our Merci Retrieval System unless we can obtain a license to use technology or ideas covered by such patents or are able to redesign our Merci Retrieval System to avoid infringement. We do not know whether any necessary licenses would be available to us on satisfactory terms, if at all, or whether we could redesign our Merci Retrieval System or processes to avoid infringement.

Competing products may also appear in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, we could be prevented from marketing our Merci Retrieval System in one or more foreign countries.

In addition, we may hereafter become involved in litigation to protect our trademark rights associated with our company name or the names used with our Merci Retrieval System. Names used with our Merci Retrieval System and procedure may be claimed to infringe names held by others or to be ineligible for proprietary protection. If we have to change the name of our company or Merci Retrieval System, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and Merci Retrieval System. As of July 31, 2007, we had ten issued U.S patents and five issued international patents outside of the United States, mostly covering our Merci Retrieval System and its procedure. In addition, as of July 31, 2007, we had 16 pending U.S patent applications and six pending international patent applications. Some of our system components, including our Microcatheter, are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, we do not have patent rights in all foreign countries in which a market may exist, and where we have applied for foreign patent rights, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. Occasionally, we may learn about patents owned by third parties that appear to have claims relevant to the Merci Retrieval System and may seek to enter into negotiations for the assignment or license of rights relating to those patents.

In addition, competitors could purchase our Merci Retrieval System and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors' products and methods, our competitive position could be adversely affected, as could our business.

Risks Relating to Regulatory Matters

If we fail to obtain and maintain necessary FDA clearances or approvals for our Merci Retrieval System, if clearances for future products and indications are delayed, not issued or rescinded or if there are federal or state level regulatory changes, our commercial operations would be harmed.

Our Merci Retrieval System is a medical device that is subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Governmental regulations and foreign requirements applicable to medical devices are wide ranging and govern, among other things:

- design, development and manufacturing;

- testing, labeling and storage;

- clinical trials;

- product safety;

- marketing, sales and distribution;

- premarket clearance and approval;

- record keeping procedures;

- advertising and promotions;

- recalls and field corrective actions;

- post market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

- product import and export.

Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval, or PMA, from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA's 510(k) clearance process usually takes from three to 12 months, but it can last significantly longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process, and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Despite the time, effort and cost, there can be no assurance that a particular device will be approved or cleared by the FDA through either the premarket approval process or 510(k) clearance process.

Medical devices may be marketed only for the indications for which they are approved or cleared. The FDA may also change its policies, adopt additional policies, or revise existing regulations, each of which could prevent or delay premarket approval or 510(k) clearance of our devices, or could impact our ability to market our currently cleared devices. We have obtained 510(k) clearance for our Merci Retrieval System to restore blood flow in ischemic stroke patients by removing blood clots. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to MDR obligations, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. As of June 30, 2007, we have submitted 82 MDRs. In 56 cases the tip of our device fractured, and in 22 cases a vessel was believed to have been dissected or perforated where we could not rule out our device as the cause. In three other cases the balloon in our Balloon Guide was reported to deflate too slowly, and in one case the balloon in our Balloon Guide was reported to have detached.

Through our quality system, we continuously review trends in MDR filings and other product complaints we receive and we periodically make product modifications to address identified quality issues. We also occasionally receive requests for additional information related to MDR reports filed with the FDA regarding our devices which require us to collect and submit additional information to the FDA. If the adverse events reports that we file with the FDA indicate that our Merci Retrieval System presents an unacceptable risk to patients, we may be forced to recall the product or withdraw it permanently from the market. Our Merci Retrieval System is also subject to state regulations which are, in many instances, in flux. Changes in state regulations may impede sales. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

- warning letters, fines, injunctions, consent decrees and civil penalties;

- repair, replacement, refunds, recall or seizure of our product;

- operating restrictions or partial suspension or total shutdown of production;

- refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to our existing product;

- withdrawing 510(k) clearance or premarket approvals that have already been granted; and

- criminal prosecution.

If any of these events were to occur, our business could be harmed.

If we modify our FDA cleared device, we may need to seek and obtain new clearances, which, if not granted, would prevent us from selling our modified product or require us to redesign our product.

A component of our strategy is to continue to modify and upgrade our Merci Retrieval System. The FDA requires device manufacturers to make a determination of whether or not a modification requires an approval or clearance; however, the FDA can review a manufacturer's decision not to submit for additional approvals or clearances. Any modifications to an FDA approved or cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing product in a timely fashion, or at all. We also cannot provide any assurance the FDA will agree with our decisions not to seek approvals or clearances for particular device modifications. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and potential future profitability. We have made modifications to our device in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for any modifications to the Merci Retrieval System and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to recall and to stop the manufacturing and marketing of the modified device until we obtain FDA approval or clearance and we may be subject to significant regulatory fines or penalties, which could harm our operating results and require us to redesign our product.

Our regulatory strategy in the United States may result in our inability to obtain additional FDA clearances for our products, may subject us to regulatory action and allow for increased competition, any of which may prevent adoption of our system.

For some of our Merci Retrievers, our regulatory strategy in the United States has been to obtain sequential FDA clearances. For these Retrievers, we sought FDA clearance first for the removal of foreign bodies misplaced during interventional radiological procedures in the neuro, peripheral and coronary vasculature. We then submitted a subsequent 510(k) for restoration of blood flow in ischemic stroke patients by removing blood clots. The FDA has sometimes required clinical data to support the clot removal clearance for our Retrievers in the past, depending on how similar our new devices were to our earlier devices, if any, which were previously cleared for clot removal. We can provide no assurance that the FDA will continue to provide clearance for any of our products in a similar manner. The FDA may clear our Retrievers for foreign body removal, but not for restoring blood flow in ischemic stroke patients, which will limit our ability to market our Retrievers. The FDA may also require additional clinical data, including data from randomized, controlled clinical studies, for clearance of any variations or modifications in the design of our Retrievers and we may be unable to obtain satisfactory data for FDA clearance.

At any given time some of our Retrievers may be cleared for foreign body retrieval, but not for clot removal in ischemic stroke patients, and as a result some physicians may choose to use our products off label, which is the use of our Retrievers for unapproved uses. For example, as of July 31, 2007, our L6 Retriever was cleared for the retrieval of foreign bodies, but our 510(k) submission for clot removal in ischemic stroke patients was under review at the FDA, and so our device was not cleared for that indication. Some physicians may choose to use the L6 Retriever for blood clot removal, which they are entitled to do because the FDA does not regulate the practice of medicine. If, however, we are found to be marketing or promoting the L6 Retriever for the restoration of blood flow in ischemic stroke patients before such clearance is obtained from the FDA, we may be subject to regulatory action which could include fines, penalties and other sanctions.

Our ability to market our Merci Retrieval System in the United States is limited. If we were to expand our marketing claims, we would need to obtain additional FDA clearances or approvals, which may not be granted.

We currently have FDA clearance in the United States to market our Merci Retrieval System to restore blood flow in ischemic stroke patients through clot removal. We are not cleared by the FDA to market our Merci Retrieval System or the Merci Retrieval procedure as a treatment for ischemic stroke itself. To obtain expanded clearance for marketing purposes, the FDA may require us to conduct additional clinical trials to support premarketing clearance or approval, which trials may be time consuming and expensive, and may produce results that do not result in approval of our FDA application. In particular, an FDA Advisory Panel convened in February 2004 to issue recommendations to the FDA regarding the potential clearance of our 510(k) for the Merci Retrieval System concluded that we should conduct a randomized, controlled trial before receiving premarket clearance and/or approval to market our device. While the FDA cleared the Merci Retrieval System for marketing without requiring us to conduct such a clinical trial, we cannot provide any assurance that the FDA will not require data from a randomized, controlled trial in support of future premarket submissions, which could result in us denying life saving treatment to certain patients and may not produce the results necessary to support clearance or approval. In the event that we do not obtain additional FDA clearances, our ability to promote our Merci Retrieval System in the United States and to grow our revenue may be adversely affected.

If we or our suppliers fail to comply with the FDA's Quality System Regulation, our business would suffer.

We and some of our suppliers are required to demonstrate and maintain compliance with the FDA's Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA must determine that the facilities that manufacture and assemble our products intended for sale in the United States as well as the manufacturing controls and specifications for the product are compliant with applicable regulatory requirements, including the QSR. The FDA enforces the QSR through periodic unannounced inspections. We and our suppliers have been, and anticipate in the future to be, subject to such inspections. Our failure, or the failure of our suppliers, to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our product, civil or criminal penalties or other sanctions, which would significantly harm our available inventory and sales and cause our business to suffer.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our Merci Retrieval System outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. Complying with international regulatory requirements can be an expensive and time consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We rely upon third party distributors to obtain all regulatory clearances and approvals required in other countries, and these distributors may be unable to obtain or maintain such clearances or approvals. Our distributors may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications, which could increase the difficulty of attracting and retaining qualified distributors. If our distributors experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if they fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all.

The Merci Retrieval System may in the future be subject to product recalls that could harm our reputation.

The FDA and similar governmental authorities in other countries have the authority to require the recall of our commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. For example, in 2003 we voluntarily recalled from the United States and Europe retrievers made with a helix forming tool that produced devices which may have been more likely to fracture. Also, in 2005 we sent a written notice to users of our device informing them of recommendations intended to minimize the risk of fracture during the Merci Retrieval procedure. If physicians fail to follow our instructions we may have to recall or redesign our Merci Retrieval System, which may be costly and affect our ability to sell our products in the future. Recalls of the Merci Retrieval System would divert managerial and financial resources, harm our reputation with customers and have an adverse effect on our financial condition and results of operations. There can be no assurance that there will not be product recalls in the future or that such recalls would not have a material adverse effect on our business.

Changes in coverage and reimbursement policies for procedures using the Merci Retrieval System could affect the adoption of the Merci Retrieval System and our future revenue.

Hospitals and physicians may decide not to order the Merci Retrieval System unless third party payors, such as managed care organizations, Medicare, Medicaid and private health insurance companies pay a substantial portion of the costs associated with the Merci Retrieval procedure. There is significant uncertainty concerning third party coverage and reimbursement of any procedure incorporating new technology, including the Merci Retrieval System.

The majority of the procedures performed with the Merci Retrieval System are reimbursed by Medicare. In 2006, the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering Medicare, and the National Center for Health Statistics, the agency jointly responsible with CMS for overseeing changes and modifications to billing codes used by hospitals for reporting inpatient procedures, designated a procedure code to be used by hospitals that bill for procedures using the Merci Retrieval System. Although the reimbursement code is used to report and track the procedures performed reimbursement for the hospital services during an inpatient stay generally is made under a prospective payment system that is determined by a classification system known as diagnosis-related groups, or DRGs, which are assigned using a number of factors including the principal diagnosis, major procedures, discharged status, patient age and complicating secondary diagnoses among other things. Reimbursement for professional services performed at the hospital by physicians, generally by the neuro interventionalist, is reported under a separate billing code and different payment methodology. Private third party payors often follow Medicare's coverage and payment policies. Payment rates of other third party payors may be consistent with Medicare rates, or they may be higher or lower, depending on their particular reimbursement methodology. Our potential customers may find the reimbursement levels inadequate for their adoption of our products. Medicare and other third party payors may adversely change their coverage and reimbursement policies, as well as payment amounts. As a result, our existing customers may in the future find our reimbursement levels inadequate.

Currently, CMS tracks cases under new procedure codes such as ours for two years to determine whether the initial DRG classifications to which the procedure was assigned are appropriate and also may factor the costs of services into the calibration of payment levels. Therefore, our procedure code's DRG classifications would be reevaluated in fiscal year 2009. Further, CMS recently released its final rule revising the DRG system for certain hospital stays to better reflect the severity of the patient's condition, which will go into effect October 1, 2007. Our procedure code was tracked to multiple new DRGs under the new rule. At this time, we are unable to determine fully the extent or impact of the changes. Any material decrease in the amount of Medicare reimbursement could adversely affect our ability to sell our products.

Healthcare reform legislation or regulation may also be proposed or enacted in the future, which may adversely affect reimbursement policies and amounts. From time to time, federal and state governments have revised and are expected to continue to revise healthcare legislation and regulation. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and other providers are unable to obtain adequate coverage and reimbursement for the Merci Retrieval procedure, they would be less likely to use it and our business would be adversely impacted.

In addition, in the United States, governmental and private sector payors have instituted initiatives to limit the growth of healthcare costs, using, for example, price regulation or controls and competitive pricing programs. Providers also have sought ways to manage costs, such as through the use of group purchasing organizations. These providers may seek to reduce or eliminate reimbursement for our procedure which would adversely affect our results. To contain costs of new technologies, third party payors are increasingly scrutinizing new treatment modalities by requiring extensive evidence of clinical and cost effectiveness. Currently, we are aware of two major private insurers who have issued policies that classify our Merci Retrieval System as experimental or investigational and denied coverage and reimbursement for Merci Retrieval procedures. We are actively working to reverse these coverage policies. If we are not successful or other private insurers issue similar policies, this could have a material adverse effect on our business and operations.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. To date, we have not devoted substantial resources to seek reimbursement for procedures using our system outside of the United States. We have limited experience and resources to interact with the numerous foreign private payors and government programs which could adversely affect our international revenues.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including, but not limited to:

- The federal Anti-Kickback Statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs.

- The federal False Claims Act which prohibits individuals or entities from knowingly filing or causing to be filed a false claim to, or knowingly using false statements, to obtain payment from the federal government.

- The federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program (including private payors) or making false statements in connection with the delivery of or payment for healthcare benefits, items or services.

- State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, some of which apply to items or services reimbursed by any source, not only the Medicare and Medicaid programs.

If our past or present operations, including our sales, marketing and educational programs and our consulting arrangements with physicians who use our product, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

Our operations involve the use of hazardous materials, and we are subject to environmental laws and regulations, which can be expensive, and may affect our business and operating results.

Our manufacturing and assembly operations involve the use of materials that are considered hazardous under applicable laws and regulations. Accordingly, we are subject to a number of federal, state, and local laws and regulations relating to health and safety, protection of the environment, and the storage, use, disposal of, and exposure to, hazardous materials and wastes. We could incur costs, fines and civil and criminal penalties, personal injury and third party property damage claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental, health and safety laws. Moreover, a failure to comply with environmental laws could result in fines and the revocation of environmental permits, which could prevent us from conducting our business. Liability under environmental laws can be joint and several and without regard to fault. There can be no assurance that violations of environmental health and safety laws will not occur in the future as a result of the inability to obtain permits, human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses.

Risks Relating to Our Capital Requirements and Finances

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and Nasdaq listing.

As a public company, we will require greater financial resources than we have had as a private company. We cannot provide you with assurance that our finance department has or will maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions or mistakes;

- fraudulent action of an individual or collusion of two or more people;

- inappropriate management override of procedures; and

- the possibility that resources we dedicate and any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and may be subject to Nasdaq delisting, Securities and Exchange Commission investigation and civil or criminal sanctions.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and Nasdaq Stock Market, have imposed various new requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, commencing in fiscal year 2008, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate acquisitions of any businesses, products or technologies. Furthermore, the integration of any acquisition and management of any collaborative project may divert management's time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. If we decide to expand our product offerings beyond blood clot removal technologies, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would dilute our stockholders' ownership. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions or collaborative projects.

Risks Related to this Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

If our public guidance or our future operating performance does not meet investor expectations, our stock price could decline.

We anticipate that as a public company we will provide guidance to the investing community regarding our anticipated future operating performance. Our business typically has a short sales cycle, so that we do not have significant backlog of orders at the start of a quarter, and our ability to sell our Merci Retrieval System successfully is subject to many uncertainties, as discussed in this prospectus. In light of these factors, it is difficult for us to estimate with accuracy our future results. Our expectations regarding these results will be subject to numerous risks and uncertainties that could make actual results differ materially from those anticipated. If our actual results do not meet our public guidance or our guidance or actual results do not meet the expectations of third party financial analysts, our stock price could decline significantly.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

- volume and timing of sales of our Merci Retrieval System products;

- the introduction of new products or product enhancements by us or our competitors;

- disputes or other developments with respect to our intellectual property rights or the intellectual property rights of others;

- our ability to develop, obtain regulatory clearance or approval for, and market, new and enhanced products on a timely basis;

- product liability claims or other litigation;

- quarterly variations in our or our competitors' results of operations;

- sales of large blocks of our common stock, including sales by our executive officers and directors;

- developments in our industry;

- media exposure of our Merci Retrieval System or products of our competitors;

- changes in governmental regulations or in the status of our regulatory approvals or applications;

- changes in earnings estimates or recommendations by securities analysts; and

- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other factors may make the price of our stock volatile and subject to unexpected fluctuation.

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options exercise those options, you will incur further dilution. See "Dilution."

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options or warrants, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem reasonable or appropriate. See "Shares Eligible for Future Sale."

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately   % of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Our officers and key employees may adopt trading plans that result in a significant decrease in insider stock ownership.

After this offering, the net worth for a number of our officers may become intrinsically tied to the value of our common stock. These officers may adopt insider trading plans, commonly known as 10b5-1 trading plans, to facilitate the sale of some or all of their holdings. If the insider ownership of our company is materially reduced, our insiders' interests may not be aligned with our stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to product sales and marketing activities, clinical and regulatory initiatives including the development of the Merci Registry, research and development activities and general corporate purposes. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management's specific intentions.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

- a classified board of directors;

- advance notice requirements to stockholders for matters to be brought at stockholder meetings;

- a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws;

- limitations on stockholder actions by written consent; and

- the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change of control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our products, the goals of our development activities, estimates of the potential markets for our products, estimates of the capacity of manufacturing and other facilities to support our products, projected cash needs and our expected future revenues, operations and expenditures. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

- the implementation of our business model and strategic plans for our business, product and technology;

- our ability to grow our business by expanding our sales to existing customers or introducing our products to new customers;

- the scope of protection we are able to establish and maintain for intellectual property rights covering our Merci Retrieval System and technology;

- our ability to operate our business without infringing the intellectual property rights of others;

- estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

- the timing or likelihood of regulatory filings and approvals;

- our use of proceeds from this offering;

- our financial performance; and

- competitive companies and technologies and our industry.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the   shares of our common stock that we are selling in this offering will be approximately $ million, based on an initial public offering price of $ per share (the midpoint of the range on the front cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' overallotment option is exercised in full, we estimate that we will receive net proceeds of approximately $ million. A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the range on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of one million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $ per share, would increase the net proceeds to us from this offering by $ million. Similarly, each decrease of one million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed offering price of $ per share, would decrease the net proceeds to us from this offering by $ million.

Of the net proceeds from this offering, we expect to use approximately:

- $30.0 million for sales and marketing initiatives to support the ongoing commercialization of our Merci Retrieval System;

- $10.0 million for research and development activities, including support of product development efforts; and

- $7.0 million for clinical and regulatory initiatives, including $5.0 million to support the Merci Registry.

We intend to use the remainder of our net proceeds for general corporate purposes. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses. We currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so.

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest bearing instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Our board of directors will determine the timing and amount of any such future dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 29, 2007:

- on an actual basis;

- on a pro forma basis to give effect to the conversion of all our outstanding shares of our convertible preferred stock into 58,827,124 shares of common stock, the exercise of warrants to purchase 165,440 shares of our Series B preferred stock at $0.68 per share for assumed aggregate proceeds of $112,000, and the subsequent conversion to common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital; and

- on a pro forma as adjusted basis to reflect the receipt of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

	As of June 29, 2007		
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)		
Current and noncurrent note payable	$ 516	$ 516	$ 516
Preferred stock warrant liability	636	—	—
Redeemable convertible preferred stock, $0.001 par value; 59,711,050 shares authorized, 58,827,124 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	50,044	—	—
Stockholders' (deficit) equity:			
Common stock, $0.001 par value; 85,000,000 shares authorized, 16,234,474 shares issued and outstanding, actual; 75,227,038 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	16	75	
Additional paid-in capital	11,488	62,221	
Deferred stock-based compensation	(731)	(731)	(731)
Accumulated deficit	(49,294)	(49,294)	(49,294)
Accumulated other comprehensive income	27	27	27
Total stockholders' (deficit) equity	(38,494)	12,298	
Total capitalization	$ 15,862	$ 15,974	$

(1) Each $1.00 increase or decrease in the assumed public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, the amount of cash, and cash equivalents and securities available-for-sale, additional paid-in capital and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The above table excludes:

- 25,000 shares of common stock issuable upon the conversion of Series B Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.68 per share;

- 244,184 shares of common stock issuable upon the conversion of Series C Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.86 per share;

- 7,338,231 shares of common stock issuable upon the exercise of outstanding options as of June 29, 2007 under our 1999 Stock Plan at a weighted-average exercise price of $0.94 per share;

- 102,159 shares of common stock reserved for issuance as of June 29, 2007 under our 1999 Stock Plan;

- 7,800,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan;

- 3,000,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan; and

- automatic annual increases in the number of shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

We expect to complete a   -for-   reverse split of our common stock before the closing of this offering. All share amounts will be adjusted retroactively to give effect to this stock split.

DILUTION

Our historical net tangible book value (deficit) as of June 29, 2007 was approximately $(38.5) million, or $(2.37) per share, based on 16,234,474 shares of common stock outstanding. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities and preferred stock by the actual number of our outstanding shares of common stock. Our pro forma net tangible book value as of June 29, 2007 was approximately $12.3 million, or $0.16 per share, based on 75,227,038 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into 58,827,124 shares of common stock, the exercise of warrants to purchase 165,440 shares of our Series B preferred stock at $0.68 per share for assumed aggregate proceeds of $0.1 million and the reclassification of the preferred stock warrant liability to additional paid-in capital. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the issuance and sale of   shares of common stock in this offering at an initial public offering price of $ per share (the midpoint of the range on the front cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of would have been $ million or $ per share. This represents an immediate increase in pro forma as adjusted net tangible book value to existing stockholders of $ per share and an immediate dilution in pro forma as adjusted net tangible book value of $ per share to new investors purchasing our common stock in the offering at an initial public offering price of $ per share (the midpoint of the range on the front cover of this prospectus). Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the overallotment option granted to the underwriters:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 29, 2007	$(2.37)	
Increase per share due to assumed conversion of all shares of preferred stock	2.53	
Pro forma net tangible book value per share as of June 29, 2007	0.16	
Increase per share attributable to new investors in this offering		
Pro forma as adjusted net tangible book value per share after the offering		
Dilution of net tangible book value per share to new investors		$

Each $1.00 increase or decrease in the assumed public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) would increase or decrease our pro forma as adjusted net tangible book value by approximately $ million, or approximately $ per share, and the pro forma dilution per share to investors in this offering by approximately $ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase of one million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $ per share, would result in a pro forma as adjusted net tangible book value of approximately $ million, or $ per share, and the pro forma dilution per share to investors in this offering would be $ per share. Similarly, a decrease of one million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $ per share, would result in an pro forma as adjusted net tangible book value of approximately $ million, or $ per share, and the pro forma dilution per share to investors in this offering would be $ per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The following table sets forth, as of June 29, 2007, on the pro forma as adjusted basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The table reflects an initial public offering price of $ per share (the midpoint of the range on the front cover of this prospectus) and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

| | Shares Purchased | | Total Consideration | | Average Price |
	Number	Percent	Amount	Percent	Per Share
	(In thousands, except share and per share data)				
Existing stockholders	75,227,038	%	$58,295	%	$0.77
New investors					
Total		%	$	100.0%	$

The above discussion and tables exclude:

- 25,000 shares of common stock issuable upon the conversion of Series B Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.68 per share;

- 244,184 shares of common stock issuable upon the conversion of Series C Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 at an exercise price of $0.86 per share;

- 7,338,231 shares of common stock issuable upon the exercise of outstanding options as of June 29, 2007 under our 1999 Stock Plan at a weighted-average exercise price of $0.94 per share;

- 102,159 shares of common stock reserved for issuance as of June 29, 2007 under our 1999 Stock Plan;

- 7,800,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan;

- 3,000,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan; and

- automatic annual increases in the number of shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

To the extent any of the forgoing options or warrants are exercised, there will be further dilution to investors participating in this offering.

If the underwriters exercise their overallotment option in full to purchase   additional shares of common stock in this offering, the pro forma net tangible book value per share after the offering would be $ per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $ per share and the dilution to new investors purchasing shares in this offering would be $ per share.

SELECTED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statements of operations data for the fiscal years ended December 31, 2004, 2005 and 2006 and balance sheet data as of December 31, 2005 and 2006 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected statements of operations data for the fiscal years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 from our audited financial statements that do not appear in this prospectus. We derived the statements of operations data for the six months ended June 30, 2006 and June 29, 2007 and the balance sheet data as of June 29, 2007 from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the results of operations for the periods ended June 30, 2006 and June 29, 2007 and our financial condition as of June 29, 2007. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 29, 2007 should not be considered indicative of results expected for the full fiscal year.

You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

| | Year Ended December 31, | | | | | Six Months Ended | |
	2002	2003	2004	2005	2006	June 30, 2006	June 29, 2007
	(In thousands, except share and per share data)						
Statement of Operations Data:							
Revenues	$ 343	$ 254	$ 2,277	$ 5,935	$ 11,277	$ 4,824	$ 7,811
Cost of revenues	1,091	2,017	1,742	3,290	4,487	2,087	2,469
Gross profit (loss)	(748)	(1,763)	535	2,645	6,790	2,737	5,342
Operating expenses:							
Research and development . .	3,004	4,990	4,685	3,104	3,569	2,109	1,498
Sales and marketing	669	1,525	3,103	4,818	8,157	3,717	5,332
General and administrative . .	1,142	1,186	1,702	2,221	2,397	1,225	2,156
Total operating expense . .	4,815	7,701	9,490	10,143	14,123	7,051	8,986
Loss from operations	(5,563)	(9,464)	(8,955)	(7,498)	(7,333)	(4,314)	(3,644)
Interest income and other income, net	15	102	232	350	658	352	322
Interest expense	(93)	—	(125)	(77)	(85)	(46)	(34)
Other expense	—	—	—	(71)	(169)	(102)	(118)
Net loss before cumulative effect of change in accounting principle	(5,641)	(9,362)	(8,848)	(7,296)	(6,929)	(4,110)	(3,474)
Cumulative effect of change in accounting principle	—	—	—	(77)	—	—	—
Net loss	(5,641)	(9,362)	(8,848)	(7,373)	(6,929)	(4,110)	(3,474)
Accretion of preferred stock	(14)	(201)	(883)	(1,631)	—	—	—
Net loss attributable to common stockholders . . .	$ (5,655)	$ (9,563)	$ (9,731)	$ (9,004)	$ (6,929)	$ (4,110)	$ (3,474)

	Year Ended December 31,					Six Months Ended	
	2002	**2003**	**2004**	**2005**	**2006**	**June 30, 2006**	**June 29, 2007**
	(In thousands, except share and per share data)						
Net loss per share attributable to common stockholders — basic and diluted:(1)							
Loss before cumulative effect of change in accounting principle	$ (0.69)	$ (1.08)	$ (0.83)	$ (0.53)	$ (0.45)	$ (0.28)	$ (0.22)
Cumulative effect of change in accounting principle	—	—	—	(0.01)	—	—	—
Accretion of preferred stock	—	(0.02)	(0.08)	(0.12)	—	—	—
Net loss per share attributable to common stockholders	$ (0.69)	$ (1.10)	$ (0.91)	$ (0.66)	$ (0.45)	$ (0.28)	$ (0.22)
Weighted average common shares outstanding	8,176,291	8,674,088	10,653,704	13,638,068	15,240,902	14,845,761	15,742,906
Pro forma net loss per share attributable to common stockholders — basic and diluted					$ (0.09)		$ (0.04)
Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share					74,233,466		74,735,470

(1) See Note 2 to the notes to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

	As of December 31,					As of June 29, 2007
	2002	**2003**	**2004**	**2005**	**2006**	
	(In thousands)					
Balance Sheet Data:						
Cash, cash equivalents and short term investments	$ 7,313	$ 21,681	$ 12,569	$ 19,277	$ 12,727	$ 9,320
Working capital	7,723	21,444	13,254	20,528	14,639	11,020
Total assets	9,247	22,884	14,731	22,401	17,117	15,862
Current and noncurrent note payable	—	—	—	988	679	516
Preferred stock warrant liability	—	—	—	387	556	636
Redeemable convertible preferred stock	14,448	37,434	38,441	49,986	49,986	50,044
Stockholders' deficit	(6,227)	(15,696)	(24,884)	(30,080)	(35,875)	(38,494)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of our operations together with our financial statements and related notes elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks, uncertainties and assumptions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

We are a medical device company that designs, develops and markets products for restoring blood flow in patients who have suffered ischemic strokes. Our Merci Retrieval System is a minimally invasive device designed to restore blood flow in the neurovasculature of ischemic stroke patients by removing blood clots in order to improve the clinical outcome of patients. In 2004, we received clearance from the U.S. Food and Drug Administration, or FDA, to market our Merci Retrieval System. Our system is the only FDA cleared device for the restoration of blood flow in ischemic stroke patients through clot removal. We have also received FDA clearance to market our device for use in the retrieval of foreign bodies misplaced during interventional radiological procedures in the neuro, peripheral and coronary vasculature. We believe that our Merci Retrieval System offers an option for ischemic stroke patients, who historically have had few other treatment options available.

We market the Merci Retrieval System through our direct sales force in the United States and Canada, and primarily through distributors in other international markets. Our customers are hospitals that are equipped to perform neuro interventional procedures, and the Merci Retrieval procedure is performed primarily by interventional neuroradiologists, or INRs. We ship our products from our facilities to hospitals in the United States and Canada, and to our distributors outside of Europe and from an outsourced facility in Belgium to hospitals and distributors in Europe. We estimate that over 6,000 patients have been treated to date with our system.

Our revenues are derived from the sales of our Merci Retrieval System products, which include the Merci Retriever, the Merci Balloon Guide and the Merci Microcatheter. During fiscal years 2004, 2005, 2006 and for the six month period ended June 29, 2007, we generated worldwide revenue of approximately $2.3 million, $5.9 million, $11.3 million and $7.8 million, respectively. We currently anticipate that the continued expansion of our business will be primarily funded with our currently available cash, cash equivalents, short term investments and the net proceeds from this offering, which will be sufficient to meet our anticipated cash needs for at least 12 months.

We were incorporated in August 1999 and since inception we have been unprofitable. During the fiscal years 2004, 2005, 2006 and the six months ended June 29, 2007, we have incurred net losses of $8.8 million, $7.4 million, $6.9 million and $3.5 million, respectively. We expect to continue to incur net losses for the foreseeable future as we expand our manufacturing and sales activities and expand geographically. As of June 29, 2007, we had an accumulated deficit of $49.3 million.

Future operating results are difficult to predict accurately. We anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including the degree of acceptance of our product offerings, unanticipated interruptions and expenses related to our manufacturing operations, seasonal factors and the performance of our direct sales force and distributors.

Financial Overview

Revenues. We derive our revenues from the sale of our Merci Retrieval System products. We invoice our customers upon shipment and typically recognize revenue upon shipment utilizing the guidance of Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104. Our customers to date have been primarily hospitals located in the United States and Canada.

Cost of Revenues.   We manufacture our Merci Retrieval System with materials that we obtain from our suppliers. Cost of revenues consists primarily of materials, royalties, direct labor and manufacturing overhead costs. Cost of revenues also includes facilities related costs, such as rent, utilities and depreciation. We recognize cost of revenue when we recognize revenue, upon shipment.

Gross Profit and Gross Margin.   Gross profit is defined as revenues less cost of revenues. Gross margin is defined as gross profit presented as a percentage of revenues.

Research and Development.   Research and development expenses consist primarily of costs associated with the design, development, testing of new and existing products as well as the clinical evaluation and regulatory approval of our products. Such costs are expensed as they are incurred and include salaries and related personnel costs, clinical and regulatory costs, fees paid to outside consultants and other direct and indirect costs related to research and product development.

Sales and Marketing.   Sales and marketing expenses consist primarily of compensation costs of our direct sales force and marketing personnel, as well as overhead costs and professional services related to these activities. Also included are costs associated with various sales and marketing programs including promotional literature and videos, trade show participation, education and training of physicians and the cost of providing product samples.

General and Administrative.   General and administrative expenses consist primarily of salaries and related personnel costs, professional services fees and other general operating expenses. Professional services are principally comprised of outside legal, audit and information technology consulting. Following this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company.

Interest Income and Other Income, net.   Interest income and other income consist primarily of interest income generated from our cash, cash equivalent and investment balances.

Interest Expense.   Interest expense consists primarily of interest paid in connection with monthly scheduled loan payments to Lighthouse Capital, the amortization of the additional interest payable on our Lighthouse Capital loan at the end of its term and the amortization of the fair value of our convertible preferred stock warrants issued to Lighthouse Capital.

Other Expense.   Other expense consists of changes in the fair value of our convertible preferred stock warrants under Final Staff Position 150-5, *Issuer's Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable*, or FSP 150-5.

Accretion of Preferred Stock.   Our Series B and Series C convertible preferred stock was redeemable upon written request of two-thirds of the Series C holders on or after December 19, 2008, in an amount equal to the greater of the liquidation preference of Series B and Series C or the fair value of Series B and Series C. Accordingly, we accreted the carrying value of the Series B and Series C to the estimated redemption value over the redemption period. In conjunction with the issuance of Series D in September 2005 the redemption rights of the Series B and Series C were removed. We recorded a non-cash charge of $0.9 million and $1.6 million for the accretion on our redeemable convertible preferred stock in the fiscal years 2004 and 2005, respectively.

Results of Operations

The following table sets forth the results of our operations for the years ended December 31, 2004, 2005 and 2006, and for the unaudited six month periods ended June 30, 2006 and June 29, 2007.

	Year Ended December 31,			Six Months Ended June 30,	Six Months Ended June 29,
	2004	**2005**	**2006**	**2006**	**2007**
			(In thousands)		
Statement of Operations Data:					
Revenues	$ 2,277	$ 5,935	$11,277	$ 4,824	$ 7,811
Cost of revenues	1,742	3,290	4,487	2,087	2,469
Gross profit.	535	2,645	6,790	2,737	5,342
Operating expenses:					
Research and development.	4,685	3,104	3,569	2,109	1,498
Sales and marketing.	3,103	4,818	8,157	3,717	5,332
General and administrative.	1,702	2,221	2,397	1,225	2,156
Total operating expenses	9,490	10,143	14,123	7,051	8,986
Loss from operations.	(8,955)	(7,498)	(7,333)	(4,314)	(3,644)
Interest income and other income, net	232	350	658	352	322
Interest expense	(125)	(77)	(85)	(46)	(34)
Other expense	—	(71)	(169)	(102)	(118)
Net loss before cumulative effect of change in accounting principle	(8,848)	(7,296)	(6,929)	(4,110)	(3,474)
Cumulative effect of change in accounting principle	—	(77)	—	—	—
Net loss	(8,848)	(7,373)	(6,929)	(4,110)	(3,474)
Accretion of preferred stock	(883)	(1,631)	—	—	—
Net loss attributable to common stockholders.	$(9,731)	$ (9,004)	$ (6,929)	$(4,110)	$(3,474)

Six Months Ended June 30, 2006 and June 29, 2007

Revenues.   Our revenues from our Merci Retrieval System products increased by $3.0 million, or 63%, from $4.8 million in the six months ended June 30, 2006 to $7.8 million in the six months ended June 29, 2007. This increase was primarily due to an increase in the number of Merci Retrieval System products shipped by us during this period. We believe that the factors driving this increase were a growth in the number of procedures performed by our existing users, growth in the number of physicians trained in our procedure, and to a lesser extent our expansion into international markets. As we develop and release new products and train our existing users on these products, we anticipate that revenues derived from new product introductions will comprise a substantial amount of our revenue and sales of existing products may decline. Our sales within the United States accounted for 95% and 89% of our revenue in the six months ended June 30, 2006 and June 29, 2007, respectively. We expect the percentage of our revenue derived from sales outside of the United States to remain constant or increase slightly in future periods.

Cost of Revenues.   Cost of revenues increased by $0.4 million, or 19%, from $2.1 million in the six months ended June 30, 2006 to $2.5 million in the six months ended June 29, 2007. The increase in cost of revenues during the six months ended June 29, 2007 as compared to the prior year's period was primarily from increased personnel and manufacturing costs associated with increased sales of our products as well as increased costs attributable to a general increase in salaries, benefits and overhead. We anticipate that our cost of revenues will increase in those quarters in which our sales increase or in those quarters in which we incur additional manufacturing costs in connection with the commercial introduction of new products. We anticipate that due to expenses related to our new facility in fiscal year 2007, our total costs will increase by approximately $1.0 million per year. Accordingly, we expect that our cost of revenues will increase, and our gross margin may decrease, based upon the facility costs that will be allocated to the manufacturing process.

Gross Profit and Gross Margin. Gross profit increased by $2.6 million from $2.7 million in the six months ended June 30, 2006 to $5.3 million in the six months ended June 29, 2007, primarily as a result of an increase in revenue. Gross margin increased from 57% in the six months ended June 30, 2006 to 68% in the six months ended June 29, 2007, primarily as a result of lower per unit production costs resulting from absorbing our manufacturing overhead across greater unit production.

Research and Development. Research and development expenses decreased by $0.6 million, or 29%, from $2.1 million in the six months ended June 30, 2006 to $1.5 million in the six months ended June 29, 2007. The decrease was primarily due to the fact that clinical and regulatory costs incurred were $0.7 million during the six months ended June 30, 2006, primarily from our Multi MERCI trial and no such costs for this clinical trial were incurred during the six months ended June 29, 2007 due to the Multi MERCI trial's completion in July 2006. The decrease was partially offset by a $0.1 million increase in prototype development and testing. As a percentage of revenues, research and development expenses decreased from 44% in the six months ended June 30, 2006 to 19% in the six months ended June 29, 2007. We expect our research and development expenses to increase in absolute dollars in future periods as we hire additional development personnel, dedicate resources to product improvements and develop new products. As our revenues increase, we expect our research and development expenses will decrease as a percent of revenues in future periods.

Sales and Marketing. Sales and marketing expenses increased by $1.6 million, or 43%, from $3.7 million in the six months ended June 30, 2006 to $5.3 million in the six months ended June 29, 2007. This increase was primarily attributable to an increase of $0.4 million associated with additional sales and marketing personnel, increased marketing program costs of $0.4 million associated with promotional activities, increased commission costs of $0.3 million on increased revenues, increased professional services fees of $0.2 million and increased stock-based compensation of $0.1 million. As a percentage of revenues, sales and marketing expenses decreased from 77% in the six months ended June 30, 2006 to 68% in the six months ended June 29, 2007, primarily due to the $3.0 million increase in product sales during such period, and offset by higher expenses. We anticipate that sales and marketing expenses will increase in absolute dollars in future periods as we continue to increase the size of our direct sales force, increase spending on additional sales and marketing programs and expand into additional geographic territories.

General and Administrative. General and administrative expenses increased by $1.0 million, or 83%, from $1.2 million in the six months ended June 30, 2006 to $2.2 million in the six months ended June 29, 2007. The increase was primarily attributable to higher professional service fees of $0.5 million, higher personnel and related costs of $0.3 million, higher stock-based compensation of $0.2 million, and offset by $0.1 million of decreased office related costs. As a percentage of revenues, general and administrative expenses increased from 25% in the six months ended June 30, 2006, to 28% in the six months ended June 29, 2007. As we incur additional expenses associated with being a public company and to the extent our business expands, we expect that general and administrative expenses will increase in absolute dollars in future periods. As our revenues increase, we expect our general and administrative expenses will decrease as a percent of revenues in future periods.

Interest Income and Other Income, net. Interest income and other income in the six month period ended June 30, 2006 was $352,000, compared to $322,000 in the six month period ended June 29, 2007.

Interest Expense. Interest expense totaled $46,000 for the six month period ended June 30, 2006 and $34,000 for the six month period ended June 29, 2007. The decrease was primarily due to the reduced principal due under the Lighthouse Capital loan.

Other Expense. Changes in the fair value of our convertible preferred stock warrants under FSP150-5 totaled $102,000 for the six month period ended June 30, 2006 and $118,000 for the six month period ended June 29, 2007.

Fiscal Years Ended December 31, 2005 and 2006

Revenues. Our revenues increased by $5.4 million, or 92%, from $5.9 million in fiscal year 2005 to $11.3 million in fiscal year 2006. This increase was primarily due to an increase in the number of Merci Retrieval System products shipped by us during this period. We believe that the factors driving this increase were a growth in the number of procedures performed by our existing users, growth in the number of physicians trained in our procedure, increases in the average selling prices of our products in the fourth quarter of 2005 and to a lesser extent our expansion into international markets. Our sales within the United States accounted for 97% and 93% of our revenue in fiscal years 2005 and 2006, respectively.

Cost of Revenues. Cost of revenues increased by $1.2 million, or 36%, from $3.3 million in fiscal year 2005 to $4.5 million in fiscal year 2006. The increase in cost of revenues during fiscal year 2006 as compared to fiscal year 2005 was primarily from increased personnel and manufacturing costs associated with increased sales of our products, as well as increased costs attributable to a general increase in salaries, benefits and overhead.

Gross Profit and Gross Margin. Gross profit increased by $4.2 million, or 162%, from $2.6 million in fiscal year 2005 to $6.8 million in fiscal year 2006. This increase in gross profit during fiscal year 2006, as compared to fiscal year 2005, was primarily the result of an increase in revenue. Gross margin increased from 45% to 60% in fiscal years 2005 and 2006, respectively. The increase in gross margin during fiscal year 2006, as compared to fiscal year 2005, was primarily the result of lower per unit production costs resulting from absorbing our manufacturing overhead across increased unit production.

Research and Development. Research and development expenses increased by $0.5 million, or 16%, from $3.1 million in fiscal year 2005 to $3.6 million in fiscal year 2006. The increase from fiscal year 2005 to fiscal year 2006 was primarily related to a $0.2 million increase in clinical and regulatory costs of our Multi MERCI trial based upon the timing of patient enrollment, a $0.1 million increase in expenses for materials, consulting and external testing costs of new generation Merci Retrieval System products, and a $0.1 million increase in research and development personnel and related costs. As a percentage of revenues, research and development expenses decreased from 52% to 32% in fiscal years 2005 and 2006, respectively.

Sales and Marketing. Sales and marketing expenses increased by $3.4 million, or 71%, from $4.8 million in fiscal year 2005 to $8.2 million in fiscal year 2006. The increase from fiscal year 2005 to fiscal year 2006 was primarily attributable to an increase of $1.5 million associated with additional sales and marketing personnel, higher commission costs of $0.4 million on increased revenues, increased marketing program costs of $0.4 million associated with product promotion activities, an increase of $0.4 million in travel related expenses, an increase in consulting fees of $0.3 million, and an increase in stock-based compensation of $0.1 million. As a percentage of revenues, sales and marketing expenses decreased from 81% in fiscal year 2005 to 72% in fiscal year 2006 primarily due to the increases in revenues during such periods and offset by the higher expenses.

General and Administrative. General and administrative expenses increased by $0.2 million, or 9%, from $2.2 million in fiscal year 2005 to $2.4 million in fiscal year 2006. The increase from fiscal year 2005 to fiscal year 2006 was primarily attributable to increased stock-based compensation of $0.1 million. As a percentage of revenues, general and administrative expenses decreased from 37% in fiscal year 2005 to 21% in fiscal year 2006.

Interest Income and Other Income, net. Interest income and other income increased by $308,000 from $350,000 in fiscal year 2005 to $658,000 in fiscal year 2006. The increase from fiscal year 2005 to fiscal year 2006 was primarily due to excess cash provided by our convertible preferred stock financing in September 2005 and the increase in interest rates and partially offset by the overall decrease in the cash, cash equivalents and investment balances during fiscal year 2006.

Interest Expense. Interest expense was $77,000 in fiscal year 2005 and $85,000 in the fiscal year 2006.

Other Expense. Changes in the fair value of our convertible preferred stock warrants under FSP150-5 totaled $71,000 in fiscal year 2005 and $169,000 in fiscal year 2006.

Income Taxes. We have incurred net operating losses since inception and, as a result, we have paid no state or federal income taxes. As of December 31, 2006, we had approximately $41.7 million in federal net operating loss carryforwards, which begin to expire in 2020, that are available to reduce future taxable income. We also have approximately $34.7 million of state net operating loss carryforwards that begin to expire in 2009. We also have federal and state tax credit carryforwards of approximately $0.7 million and $0.7 million, respectively. The federal tax credit carryforwards expire, if not used, beginning in 2020. The state credit carryforwards do not expire. The federal and state carryforwards are subject to annual utilization limitations due to certain of our equity transactions that have resulted in a change of ownership as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Due to the uncertainty of our ability to generate sufficient taxable income to realize the carryforwards prior to their expiration, we have established valuation allowances at December 31, 2005 and December 31, 2006 to fully offset the deferred tax assets.

Fiscal Years Ended December 31, 2004 and 2005

Revenues. Our revenues increased by $3.6 million, or 157%, from $2.3 million in fiscal year 2004 to $5.9 million in fiscal year 2005. Our Merci Retrieval System was cleared for marketing by the FDA in August of 2004, and this increase in revenues was primarily due to an increase in the number of Merci Retrieval Systems shipped by us as we introduced our product during these periods. We believe that the factors driving this increase were a growth in the number of procedures performed by our existing users and growth in the number of physicians trained in our procedure. Our sales within the United States accounted for 95% and 97% of our revenue in fiscal years 2004 and 2005, respectively.

Cost of Revenues. Cost of revenues increased by $1.6 million, or 94%, from $1.7 million in fiscal year 2004 to $3.3 million in fiscal year 2005. The increase in cost of revenues during fiscal year 2005 as compared to fiscal year 2004 was primarily from increased personnel and manufacturing costs associated with increased sales of our products, as well as increased costs attributable to a general increase in salaries, benefits and overhead.

Gross Profit and Gross Margin. Gross profit increased by $2.1 million, or 420%, from $0.5 million in fiscal year 2004 to $2.6 million in fiscal year 2005. The increase in gross profit during fiscal year 2005, as compared to fiscal year 2004, was primarily the result of an increase in revenue. Gross margin increased from 23% to 45% in fiscal years 2004 and 2005, respectively. The increase in gross margin during fiscal year 2005, as compared to fiscal year 2004, was primarily the result of lower per unit production costs resulting from absorbing our manufacturing overhead across increased unit production.

Research and Development. Research and development expenses decreased by $1.6 million, or 34%, from $4.7 million in fiscal year 2004 to $3.1 million in fiscal year 2005. The decrease from fiscal year 2004 to fiscal year 2005 was primarily related to a $0.9 million decrease in the clinical and regulatory costs of our Multi MERCI trial based upon the timing of patient enrollment, a $0.6 million decrease in expenses for materials, consulting and external testing costs of new generation Merci Retrieval System products, and lower research and development personnel and related costs of $0.1 million. As a percentage of revenues, research and development expenses decreased from 206% to 52% in fiscal years 2004 and 2005, respectively.

Sales and Marketing. Sales and marketing expenses increased by $1.7 million, or 55%, from $3.1 million in fiscal year 2004 to $4.8 million in fiscal year 2005. The increase from fiscal year 2004 to fiscal year 2005 was primarily attributable to an increase of $0.9 million associated with additional sales and marketing personnel, higher commission costs of $0.4 million on increased revenues, increased travel related expenses of $0.4 million, increased marketing costs of $0.3 million associated with product promotion activities, and partially offset by a decrease of $0.2 million in professional services fees and a decrease in stock-based compensation of $0.1 million. As a percentage of revenues, sales and marketing expenses decreased from 136% to 81% in fiscal years 2004 and 2005, respectively, primarily due to the increases in revenues during such periods, offset by the higher expenses.

General and Administrative. General and administrative expenses increased by $0.5 million, or 29%, from $1.7 million in fiscal year 2004 to $2.2 million in fiscal year 2005. The increase from fiscal year 2004 to fiscal year 2005 was primarily attributable to higher personnel costs of $0.4 million and higher stock-based compensation of $0.1 million. As a percentage of revenues, general and administrative expenses decreased from 75% to 37% in fiscal years 2004 and 2005, respectively.

Interest Income and Other Income, net. Interest income and other income increased by $118,000 from $232,000 in fiscal year 2004 to $350,000 in fiscal year 2005. The increase from fiscal year 2004 to fiscal year 2005 was primarily due to excess cash provided by our convertible preferred stock financing in September 2005.

Interest Expense. Interest expense was $125,000 in fiscal year 2004 and $77,000 in fiscal year 2005.

Other Expense. Changes in the fair value of our convertible preferred stock warrants under FSP150-5 totaled $71,000 in fiscal year 2005. FSP150-5 was not effective until July 1, 2005, and accordingly, there were no charges under this pronouncement to our statement of operations for fiscal year 2004.

Quarterly Results of Operations

The following table sets forth our operating results for each of the six quarters indicated below. This data has been derived from unaudited financial data that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information when read in conjunction with our annual audited financial statements and the related notes. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarters Ended					
	Mar 31, 2006	Jun 30, 2006	Sep 29, 2006	Dec 31, 2006	Mar 30, 2007	Jun 29, 2007
	(In thousands, except per share data)					
Statement of Operations Data:						
Revenues..........................	$ 2,215	$ 2,609	$ 2,946	$ 3,507	$ 3,545	$ 4,266
Cost of revenues	941	1,146	1,128	1,272	1,222	1,247
Gross profit	1,274	1,463	1,818	2,235	2,323	3,019
Operating expenses:						
Research and development	1,047	1,062	685	775	763	735
Sales and marketing	1,800	1,917	1,978	2,462	2,230	3,102
General and administrative	643	583	551	620	871	1,285
Total operating expenses	3,490	3,562	3,214	3,857	3,864	5,122
Loss from operations	(2,216)	(2,099)	(1,396)	(1,622)	(1,541)	(2,103)
Interest income and other income, net......	184	169	168	137	188	134
Interest expense	(24)	(22)	(20)	(19)	(18)	(16)
Other expense	(15)	(87)	(30)	(37)	(52)	(66)
Net loss...........................	$(2,071)	$(2,039)	$(1,278)	$(1,541)	$(1,423)	$(2,051)
Net loss per share	$ (0.14)	$ (0.14)	$ (0.08)	$ (0.09)	$ (0.09)	$ (0.13)

	Quarters Ended					
	Mar 31, 2006	Jun 30, 2006	Sep 29, 2006	Dec 31, 2006	Mar 30, 2007	Jun 29, 2007
	(As a percentage of revenues)					
Statement of Operations Data:						
Revenues	100%	100%	100%	100%	100%	100%
Cost of revenues	42%	44%	38%	36%	34%	29%
Gross profit	58%	56%	62%	64%	66%	71%
Operating expenses:						
Research and development	47%	41%	23%	22%	22%	17%
Sales and marketing	81%	73%	67%	70%	63%	73%
General and administrative	29%	22%	19%	18%	25%	30%
Total operating expenses	158%	137%	109%	110%	109%	120%
Loss from operations	(100)%	(80)%	(47)%	(46)%	(43)%	(49)%
Interest income and other income, net	8%	6%	6%	4%	5%	3%
Interest expense	(1)%	(1)%	(1)%	(1)%	(1)%	(1)%
Other expense	(1)%	(3)%	(1)%	(1)%	(1)%	(1)%
Net loss	(93)%	(78)%	(43)%	(44)%	(40)%	(48)%

Liquidity and Capital Resources

Since our inception we have incurred losses and funded our operations primarily through issuances of convertible preferred stock, which provided us with aggregate proceeds of approximately $50.0 million. Additionally, we have funded our operations through a debt arrangement with Lighthouse Capital Partners, pursuant to a $1.0 million working capital loan, payable in equal monthly payments of principal and interest through interest September 30, 2008. We do not currently have any additional borrowing capacity under this debt financing. Outstanding principal balances accrue interest at a rate of 7.5% per annum. A final balloon payment equal to 8% of the original principal amount is due on September 30, 2008, and is included in the non-current portion of the note payable. As of June 29, 2007, the outstanding principal balance and the final balloon payment under this debt financing totaled approximately $0.5 million.

As of December 31, 2005 and 2006 and June 29, 2007, we had cash, cash equivalents and short term investments of $19.3 million, $12.7 million and $9.3 million, respectively. Our cash and short term investment balances are held in a variety of interest bearing instruments, including obligations of the U.S. government, corporate bonds and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view toward liquidity and capital preservation.

Six Months Ended June 30, 2006 and June 29, 2007

Net Cash Used in Operating Activities. Net cash used in operating activities was $3.1 million and $2.7 million during the six month period ended June 30, 2006 and the six month period ended June 29, 2007, respectively. Cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities. We expect an increase in stock-based compensation expense in future periods as we continue granting stock-based awards.

Net Cash Used in or Provided by Investing Activities. Net cash used in investing activities was $0.2 million during the six month period ended June 30, 2006. Net cash used in investing activities for this period was primarily related to the purchase of investments and, to a lesser extent, the purchase of property and equipment. Net cash provided by investing activities was $2.1 million during the six month period ended June 29, 2007. Net cash provided by investing activities for this period was primarily related to the proceeds from the sale of investments and offset by the classification of a certificate of deposit as restricted cash and by the purchase of property and equipment.

Net Cash Used in Financing Activities.   Net cash used in financing activities was $0.1 million and $0.1 million during the six month period ended June 30, 2006 and during the six month period ended June 29, 2007, respectively. Net cash used in financing activities for the period ended June 30, 2006 was primarily related to the repayment of debt financing and offset by the proceeds from the exercise of common stock options. Net cash used in financing activities for the period ended June 29, 2007 was primarily related to the repayment of debt financing and the payment of deferred initial public offering costs.

Fiscal Years Ended December 31, 2005 and 2006

Net Cash Used in Operating Activities.   Net cash used in operating activities was $7.1 million and $6.2 million in 2005 and in 2006, respectively. Cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities.

Net Cash Used in or Provided by Investing Activities.   Net cash used in investing activities was $4.2 million in 2005. Net cash used in investing activities for this period was primarily related to the purchase of investments and, to a lesser extent, the purchase of property and equipment. Net cash provided by investing activities was $2.2 million in 2006. Net cash provided by investing activities for this period was primarily related to the proceeds from the sale of investments and offset by the purchase of property and equipment.

Net Cash Used in or Provided by Financing Activities.   Net cash provided by financing activities was $14.1 million in 2005. Net cash provided by financing activities for this period was related to the issuance of our Series D convertible preferred stock, proceeds from debt financing, proceeds from the exercise of common stock options, funds obtained from the collection of a note receivable and partially offset by repayments of debt financing. Net cash used in financing activities was $0.3 million in 2006. Net cash used in financing activities for this period was primarily related to the repayment of debt financing and partially offset by proceeds from the exercise of common stock.

Fiscal Years Ended December 31, 2004 and 2005

Net Cash Used in Operating Activities.   Net cash used in operating activities was $9.0 million and $7.1 million in 2004 and in 2005, respectively. Cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities.

Net Cash Used in Investing Activities.   Net cash used in investing activities was $8.9 million and $4.2 million in 2004 and in 2005, respectively. Net cash used in investing activities for these periods was primarily related to the purchase of investments and, to a lesser extent, the purchase of property and equipment.

Net Cash Provided by Financing Activities.   Net cash provided by financing activities was less than $0.1 million and $14.1 million in 2004 and in 2005, respectively. Net cash provided by financing activities in 2004 was primarily related to proceeds from the exercise of common stock options. Net cash provided by financing activities in 2005 was related to the issuance of our Series D convertible preferred stock, proceeds from debt financing, proceeds from the exercise of common stock options, funds obtained from the collection of a note receivable and partially offset by repayments of debt financing.

Operating Capital and Capital Expenditure Requirements

Our future capital requirements depend on numerous factors. These factors include but are not limited to the following:

- revenue generated by sales of our Merci Retrieval System;

- costs associated with our sales and marketing initiatives and manufacturing activities;

- cost of our research and development activities;

- costs of obtaining and maintaining FDA and other regulatory clearances of our Merci Retrieval System;

- effects of competing technological and market developments; and

- business development expenditures, which may include acquisition, licensing and other strategic transactions.

We believe that our current cash, cash equivalents, short term investments, along with the cash we expect to generate from operations and our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months. If these sources of cash and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. We are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, but may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2006, excluding the convertible preferred stock to be converted into common stock upon completion of this offering:

| | Payments Due by Period | | | | |
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Operating leases	$ 643	$324	$319	$ —	$ —
Note payable	729	371	358	—	—
Total contractual obligations	$1,372	$695	$677	$ —	$ —

Amounts due under operating leases consist of our noncancelable lease for our headquarters and production facility. Amounts due under the note payable represent principal, interest and a balloon payment due to the Lighthouse Capital Partners.

In April 2007, we signed a noncancelable lease commencing on July 1, 2007 which expires on August 31, 2012. Incremental future operating lease payments are expected to total $5.4 million with such payments equaling $0.4 million, $0.8 million, $1.1 million, $1.1 million, $1.2 million and $0.8 million for the fiscal years ended December 31, 2007, 2008, 2009, 2010, 2011 and 2012, respectively.

Upon the completion of this offering, outstanding convertible preferred stock warrants to purchase 165,440 shares will expire if not already exercised, and outstanding convertible preferred stock warrants to purchase 269,184 shares will, following the offering be exercisable into 25,000 shares and 244,184 shares of our common stock at exercise prices of $0.68 per share and $0.86 per share, respectively.

We have licensed patents and related intellectual property from Biocoat for the application of hydrophilic coatings in certain products of our Merci Retrieval System. We pay Biocoat a royalty on net sales of certain of our products under the agreement. Our agreement with Biocoat will terminate in December 2009. We have also licensed patents and related intellectual property from The Regents of the University of California, or The Regents, for methods and systems of clot capture coils in the field of endovascular embolectomy. We pay The Regents license fees and a royalty on net sales of certain of our products. Our agreement with The Regents will terminate upon the expiration of the last licensed patent.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, equity, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on authoritative pronouncements, historical experience and various other assumptions and factors that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Our significant policies are more fully described in Note 2 to our Financial Statements appearing at the end of this prospectus. We believe the following accounting policies to be critical to the judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

We generate revenues from the sale of our Merci Retrieval System products. Revenues are generated from sales to hospitals and third party distributors. We invoice our customers upon shipment. Our customers have no return rights. We recognize revenue in accordance with SAB 104. Product revenue is recognized when title and risk of ownership have been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, remaining obligations are insignificant and collectibility is reasonably assured.

Revenues are generally recognized upon shipment, after the receipt of a customer's purchase order. Generally title and risk of ownership pass upon shipment, but may pass when the product is received by the customer based on the terms of the agreement with the customer. The evidence of an arrangement generally consists of a purchase order from the customer. For existing customers, the evidence of an arrangement may consist of a verbal phone order in situations in which normal business practices do not require a purchase order. Delivery to the customer occurs when the customer takes title to the product. The selling price for all sales are fixed and agreed with the customer prior to shipment and are based on established list prices. In order to determine whether collection is reasonably assured, we assess a number of factors, including past transactions history with the customer and the creditworthiness of the customer. Once a sale has occurred, we provide our customers with limited warranty privileges. To date, warranty costs have been insignificant.

Accounts Receivable

Accounts receivable are unsecured and derived from revenues earned from customers. We extend limited credit to first time customers and adjust credit limits based upon payment history. We monitor collections and payments from our customers and if deemed necessary, maintain a balance in allowance for doubtful accounts based upon historical experience and based upon any specific customer collection issues we have identified. While our credit losses have been insignificant to date, we may not continue to experience the same credit loss rates that we have in the past.

Inventory

We state our inventories at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost) on a first-in, first-out basis and market value being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a monthly basis and updated at least annually and as necessary to reflect changes in supplier costs. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to obsolescence or we deem that we hold excess levels of inventory based upon market demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins.

Accounting for Income Taxes

At December 31, 2006, we had net operating loss carryforwards of approximately $41.7 million and $34.7 million for federal and state income tax purposes, respectively, at December 31, 2006. If not utilized, these federal and state net operating loss carryforwards will begin to expire at various dates beginning in 2009 through 2026. As of December 31, 2006, we also had research and development tax credit carryforwards of approximately $738,000 and $732,000 for federal and state income tax purposes, respectively. If not utilized, the federal tax credit carryforwards will expire in various amounts beginning in 2020, and the state tax credits can be carried forward indefinitely. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event we have a change in ownership in the future, utilization of these carryforwards could be limited.

A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, *Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes*, or FIN 48. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

FIN 48 became effective for us on January 1, 2007.   The effect of adopting FIN 48 on January 1, 2007 resulted in no FIN 48 liability on our balance sheet. We had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit us for the year 1999 through the current period. Interest and penalties are zero, and our policy is to account for interest and penalties in tax expense on the income statement. Because we had provided a full valuation allowance on all of our deferred tax assets, the adoption of FIN 48 had no impact on our effective tax rate. We had no unrecognized tax benefits at June 29, 2007, and we do not expect any material changes through December 31, 2007.

Litigation and Other Contingencies

Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense. Management is not aware of any potential losses that would require to be accrued at December 31, 2006 and June 29, 2007.

Stock-Based Compensation

For the fiscal years ended December 2004, 2005, 2006 and the six month periods ended June 30, 2006 and June 29, 2007, employee and non-employee stock-based compensation expense has been allocated as follows (in thousands):

| | Year Ended December 31, | | | Six Months Ended | |
	2004	2005	2006	June 30, 2006	June 29, 2007
Cost of revenues	$ 38	$ 85	$ 95	$ 47	$ 59
Research and development	75	148	151	78	92
Sales and marketing	263	185	293	127	225
General and administrative	203	328	424	203	390
Total stock-based compensation	$579	$746	$963	$455	$766

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. For periods prior to January 1, 2006, we have complied with the disclosure only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, or SFAS 123, as amended.

We granted stock options with exercise prices ranging from $0.10 to $0.50 during the fiscal year ended December 31, 2005. We did not obtain contemporaneous valuations from an unrelated valuation specialist that we could rely on during fiscal year 2004 or 2005. Instead, we relied on our board of directors, which includes several venture capitalists who have considerable experience in the valuation of emerging companies, and several members with extensive experience in the medical device industry. In preparation of our 2004 and 2005 financial statements, we performed a retrospective valuation of our common stock. In making this determination, we considered a variety of factors, including:

- the grants involved illiquid securities in a private company;

- the options to acquire shares of our common stock were subject to vesting, generally vesting over a four year period;

- our performance and the status of our research and development efforts;

- our stage of development and business strategy, including the status and timing of expected regulatory clearances and the likelihood and timing of product launches;

- the composition and changes in the management team, including the need to recruit additional members;

- third party transactions involving our preferred stock and the related liquidation preferences;

- the likelihood of achieving a liquidity event for the shares of our common stock, such as an initial public offering or sale of our company, given market conditions; and

- the market prices of comparable publicly held medical device companies.

These valuations are inherently highly uncertain and subjective. If we had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, our net loss and net loss per share could have been significantly different.

In accordance with the requirements of APB 25 through December 31, 2005, we have recorded deferred stock-based compensation expense for the difference between the exercise price of the stock options granted through December 31, 2005 and the deemed fair market value of our common stock at the date of grant as determined with hindsight, and we amortize that amount over the vesting period of the stock options and include the amortization amount as a component of stock-based compensation.

On January 1, 2006, we adopted the provisions of the Financial Accounting Standards Board, SFAS 123R, *Share-Based Payments*, or SFAS 123R. Under SFAS 123R, stock-based compensation costs for employees is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee's requisite service period, which is generally over the vesting period, on a straight-line basis. We adopted the provisions of SFAS 123R using the prospective transition method. Under this transition method, unvested option awards outstanding as of January 1, 2006 continue to be accounted for under the intrinsic value method under APB 25. All awards granted, modified or settled after the date of adoption are accounted for using the measurement, recognition and attribution provisions of SFAS 123R.

During the fiscal year ended December 31, 2006, we granted options to employees to purchase a total of 2,045,000 shares of common stock at exercise prices ranging from $0.50 to $0.78 per share. We estimated the deemed market value of our common stock during this period with the assistance of an unrelated third party valuation firm. This firm provided a contemporaneous valuation report in February 2006 with a common stock valuation calculated as of January 31, 2006.

In June 2007, in connection with the preparation of the financial statements necessary for the filing of our initial public offering, we began performing a retrospective analysis to reassess the fair value of our common stock at option grant dates from March 16, 2006 to December 19, 2006. We performed the retrospective analysis with the assistance of the unrelated third party valuation firm. This firm provided two additional retrospective valuation reports in June 2007 with the common stock valuation amounts calculated as of June 1, 2006, and October 1, 2006, respectively.

Information on common stock options granted and deemed market value of the underlying common stock utilized under SFAS 123R during the fiscal year ended December 31, 2006 is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Deemed Market Value	Intrinsic Value
January 18, 2006	21,000	$0.50	$0.78	$0.28
February 9, 2006	879,500	$0.78	$0.78	$0.00
February 10, 2006	4,000	$0.78	$0.78	$0.00
March 16, 2006	50,000	$0.78	$0.89	$0.11
April 13, 2006	50,000	$0.78	$0.99	$0.21
June 16, 2006	422,000	$0.78	$1.15	$0.37
August 10, 2006.	444,500	$0.78	$1.19	$0.41
October 24, 2006	146,000	$0.78	$1.22	$0.44
December 5, 2006	25,000	$0.78	$1.38	$0.60
December 19, 2006	3,000	$0.78	$1.41	$0.63
Total	2,045,000			

During the six months ended June 29, 2007, we granted options to employees to purchase a total of 3,106,000 shares of common stock at exercise prices ranging from $1.41 to $1.78 per share. We estimated the deemed market value of our common stock during this period based upon the assistance of an unrelated third party valuation firm. This firm provided a contemporaneous valuation report in February 2007, April 2007 and June 2007 with the common stock valuation amounts calculated as of December 15, 2006, April 1, 2007 and June 1, 2007, respectively.

Information on common stock options granted and the deemed market value of the underlying common stock during the six months ended June 29, 2007 is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Deemed Market Value	Intrinsic Value
February 13, 2007	1,167,000	$1.41	$1.41	$0.00
April 19, 2007	888,500	$1.61	$1.61	$0.00
June 27, 2007	1,050,500	$1.78	$1.78	$0.00
Total	3,106,000			

We make a number of estimates and assumptions related to SFAS 123R. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as an adjustment in the period estimates are revised. Actual results may differ substantially from these estimates. In valuing share-based awards under SFAS 123R, significant judgment is required in determining the expected volatility of our common stock and the expected term individuals will hold their share-based awards prior to exercising. Expected volatility of the stock is based upon the historical volatility of comparable entities because we do not have sufficient historical volatility data for our own stock. In evaluating comparable entities, we considered factors such as industry, stage of life cycle, size and duration as a public company. The expected term of options granted represents the average period of time that options granted are expected to be outstanding based upon our historical information of option exercise patterns and post-vesting employment termination behavior. In the future, as we gain historical data for volatility in our own stock and additional data for the term employees hold our options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and ultimately the expense we record.

As of December 31, 2006 and June 29, 2007, the total compensation cost related to stock-based awards granted under SFAS 123R to employees and directors but not yet amortized was approximately $0.9 million and $2.6 million, net of estimated forfeitures respectively. These costs, adjusted for changes in estimated forfeiture rates from time to time, will be generally amortized over the next four years. Amortization for the fiscal year ended December 31, 2006 and the six month period ended June 29, 2007 was approximately $0.2 million and $0.4 million, respectively.

Although it is reasonable to expect that the completion of our initial public offering may add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. Determining the reassessed fair value of our common stock required our board of directors and management to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our board of directors and management used different assumptions and estimates, the resulting fair value of our common stock and the resulting stock-based compensation expense could have been different.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, or EITF 96-18. Equity instruments issued to non-employees are recorded at their fair value on the grant date and are subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized on a straight-line basis over the vesting period, generally four years. Non-employee stock-based compensation for the fiscal year ended December 31, 2006 and the six months ended June 29, 2007 was $0.1 million and $0.1 million, respectively.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued FSP 150-5. FSP 150-5 affirms that freestanding warrants to purchase shares that are redeemable are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the outstanding freestanding warrants to purchase our convertible preferred stock are liabilities that must be recorded at fair value each quarter, with the changes in estimated fair value in the quarter recorded as other expense or income in our statement of operations.

We adopted FSP 150-5 as of July 1, 2005 and recorded an expense of $77,000 for the cumulative effect of the change in accounting principle to reflect the change in the estimated fair value of these warrants from the date of issuance through July 1, 2005. We recorded $71,000 and $169,000 in other expense for the remainder of 2005 and for the fiscal year ended December 31, 2006, respectively, to reflect further increases in the estimated fair value of the warrants. The pro forma effect of the adoption of FSP 150-5 on our results of operations for 2004 and 2005, if applied retroactively as if SFAS No. 150 had been adopted in those years, was not material. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock. Our management considered the capital structure analysis utilized in the common stock valuations prepared by the unrelated, third party valuation firm in determining the preferred stock value. After this offering, a portion of these warrants become exercisable for common stock and another portion of these warrants would no longer be exercisable. Consequently, we would no longer perform the valuation required under FSP 150-5 after this offering.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we engaged in such relationships.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our financial position, results of operations or cash flows.

Interest Rate Risk

We invest our excess cash primarily in money market funds, U.S. government debt securities and investment-grade marketable debt securities of corporations. While the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we do not believe that we are subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. It is our policy not to enter into interest rate derivative financial instruments. As a result, we do not currently have any significant interest rate exposure.

We have an existing debt financing arrangement with Lighthouse Capital Partners under a loan and security agreement. We do not currently have any additional borrowing capacity under our existing debt financing. The loan and security agreement for this debt financing provided for an interest only period ending on September 30, 2005, followed by equal monthly payments of principal and interest such that the balance will be fully paid on September 30, 2008. Outstanding principal balances accrue interest at a rate of 7.5% per annum. A final balloon payment equal to 8% of the original principal amount is due on September 30, 2008, and is included in the non-current portion of the note payable. We anticipate that principal and interest due pursuant to the note agreement will remain outstanding as of the completion of this offering. The interest accrued under the loan and security agreement is more fully described in Note 6 to our Financial Statements appearing at the end of this prospectus.

Foreign Currency Exchange Rate Risk

The majority of our sales and expenses historically have been denominated in U.S. dollars. As a result, we have not experienced significant foreign exchange gains or losses to date. For the fiscal year ended December 31, 2006, over 95% of our revenue was denominated in U.S. dollars. During 2006, we began making shipments from a European distribution facility operated by a third party near Brussels, Belgium and began incurring Euro denominated expenses, which were paid directly from the United States. We currently do not hedge our foreign currency since the exposure has not been material to our historical operating results. To date, our Euro denominated sales orders have not been material, the related collections have been within the expected payment terms, and accordingly limiting the need to hedge the related currency risk. In future periods, we believe a greater portion of our revenues could be denominated in currencies other than the U.S. dollar, thereby increasing our exposure to exchange rate gains and losses on non-U.S. currency transactions. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of the Merci Retrieval System outside the United States. To the extent that we can predict the timing of foreign currency denominated collections from our customers, we may engage in hedging transactions to mitigate such risks in the future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the periods presented, and we do not anticipate that it will have a material adverse effect in the future.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115*, or SFAS 159. SFAS 159 allows companies to choose, whether at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards 157, *Fair Value Measurements*, or SFAS 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective commencing with our fiscal year 2008 annual financial statements. We are currently assessing the potential impact that the adoption of SFAS 157 will have on our financial statements.

BUSINESS

Overview

We are a medical device company that designs, develops and markets products for restoring blood flow in patients who have suffered ischemic strokes, which result from blood clots in the vessels of the brain. Our Merci Retrieval System is a minimally invasive device designed to restore blood flow in the neurovasculature of ischemic stroke patients by removing blood clots in order to improve the clinical outcome of patients. In 2004, we received clearance from the U.S. Food and Drug Administration, or FDA, to market the Merci Retrieval System. Our system is the only FDA cleared device for the restoration of blood flow in ischemic stroke patients through clot removal. We have also received FDA clearance to market our device for use in the retrieval of foreign bodies misplaced during the interventional radiological procedures in the neuro, peripheral and coronary vasculature. We believe that our Merci Retrieval System offers an option for ischemic stroke patients, who historically have had few other treatment options available.

Our Merci Retrieval System consists of three products: the Merci Retriever, the Merci Balloon Guide and the Merci Microcatheter. The Retriever is designed to engage, ensnare, dislodge and retrieve blood clots in order to reopen blocked blood vessels of the brain. The Balloon Guide and the Microcatheter are used to deliver and deploy the Retriever. In our most recent trial, the Multi MERCI trial, the Merci Retrieval System was effective in restoring blood flow in large vessel ischemic stroke patients 54.9% of the time. Furthermore, upon the addition of adjunctive therapy, primarily with an injection of a clot dissolving drug into the obstructed vessel, our trial demonstrated successful restoration of blood flow 68.3% of the time.

We market the Merci Retrieval System through our direct sales force in the United States and Canada, and primarily through distributors in other international markets. Our customers are hospitals that are equipped to perform neuro interventional procedures. The Merci Retrieval procedure is performed primarily by interventional neuroradiologists, or INRs. We estimate that over 6,000 patients have been treated to date with our system. During fiscal year 2006 and the first six months of 2007, we generated worldwide revenue of approximately $11.3 million and $7.8 million, respectively, from the sale of our products and incurred net losses of approximately $6.9 million and $3.5 million, respectively.

Stroke Market Opportunity

According to the American Heart Association, or AHA, stroke is the third leading cause of death and a leading cause of disability in the United States. AHA estimates that the direct and indirect costs of stroke in the United States in 2007 will exceed $62 billion. Stroke becomes more common with age, and approximately 75% of strokes occur in people over the age of 65. In addition to increasing age, risk factors for stroke include diabetes, cardiovascular disease and obesity.

Over 700,000 strokes occur annually in the United States. Of all strokes in the United States, approximately 87% are ischemic, the result of a clot blocking blood flow in the vessels of the brain. Our Merci Retrieval System is designed to restore blood flow in large vessel ischemic strokes, which is where the blockage occurs in the vertebral, basilar, internal carotid, middle cerebral, anterior cerebral and/or posterior cerebral arteries. We believe, based upon our review of published literature and our discussions with treating physicians, that between 30% and 50% of all ischemic strokes in the United States are large vessel strokes. We retained Millenium Research Group, a third party consultant compensated by us, to survey 150 neurologists involved in stroke diagnosis to solicit their opinion on the incidence of large vessel stroke. According to this survey, these neurologists on average believe that approximately 46.5% of all ischemic strokes in the United States are large vessel.

Stroke Overview

Stroke is a vascular disease that affects the arteries leading to and within the brain. The brain requires oxygen, glucose and other nutrients to function properly. These critical components are carried by blood which travels throughout a complex system of vessels. A stroke occurs when the blood supply to a part of the brain is interrupted or severely reduced. The carotid arteries are the primary supply for the anterior, or front, portion of the brain, and the vertebral arteries supply the posterior, or rear, portion of the brain. The carotid and vertebral arteries lead to the brain through openings at the base of the skull and branch out into progressively smaller arteries which carry blood throughout the brain.

During a stroke, brain tissue is deprived of oxygen and nutrients, and within a few minutes to a few hours, brain cells begin to die. Unlike acute coronary events such as a heart attack, many stroke patients do not experience pain and because the brain is the affected organ, the stroke victim may not understand that he or she is having a stroke. Accordingly, in many cases valuable time is lost waiting for someone close to the victim to identify that something is wrong.

There are two types of stroke, hemorrhagic and ischemic. Hemorrhagic strokes account for approximately 13% of all strokes in the United States and result from a weakened vessel that ruptures and bleeds into the surrounding area of the brain. The blood accumulates and compresses the surrounding brain tissue, causing extensive damage which often results in death. Ischemic strokes account for the other 87% of all stroke cases in the United States. They occur as a result of an obstruction within a vessel supplying blood to the brain, depriving the affected area of oxygen. The obstructions are often blood clots that have formed elsewhere in the circulatory system, usually the heart and large arteries of the upper chest and neck, and then migrate to the brain, or less often they are clots that form at the location itself. If not removed, blockages caused by an ischemic stroke will cause damage or death to the affected brain tissue. The larger the vessel involved, generally the more severe the stroke is, as a relatively larger section of the brain is impacted.

A critical factor in determining the extent of cell damage in ischemic stroke patients is the duration of time that brain cells are deprived of blood flow. The damage may be reversible if partial or full blood flow is restored before cell death occurs. The Merci Retrieval System is designed to restore blood flow to the affected area, in order to minimize cell damage and increase the likelihood of reversing the effects of ischemic stroke.

Current Treatments

Prior to 1996, there were no approved drugs or cleared devices for restoring blood flow in ischemic stroke patients. As a result, acute stroke treatment was focused primarily on bed rest, managing complications of the stroke, preventing recurrence of strokes and providing rehabilitative care to stroke survivors. Aspirin is often administered in the acute or subacute settings and may help reduce the incidence of repeat strokes. Other treatments in the acute or subacute settings include management of blood pressure, management of blood sugars, and other treatments to treat the symptoms that may occur as a result of an ischemic stroke. Treating the symptoms and aftermath of ischemic stroke, but not attempting to restore blood flow, is generally referred to as basic medical management of stroke.

In 1996, the FDA approved intravenous therapy with Tissue Plasminogen Activator, or IV tPA, a clot dissolving drug also known as a thrombolytic. In the United States, the approved version of IV tPA is manufactured by Genentech, and is known as Activase. IV tPA's use has been limited because of a number of reasons, the most important being that IV tPA is not recommended for use in patients where more than three hours have elapsed since symptom onset. However, only between 22% and 27% of stroke victims in the United States reach the hospital within three hours of symptom onset. Despite practice guidelines from multiple national medical organizations stating that IV tPA is the standard of care, it is estimated that only between 3% and 4% of ischemic stroke patients in the United States receive this drug.

To date our Merci Retrieval System is the only device that has been cleared by the FDA to restore blood flow in ischemic stroke patients, and IV tPA is the only drug approved for the treatment of ischemic stroke through clot removal. However, clinicians who believe that restoring blood flow is essential to treatment may also use devices or treatments that have not been approved or cleared for this specific indication. The most prevalent of these is the use of tPA or other thrombolytic drugs intra-arterially. This is accomplished by using a catheter to deliver the thrombolytic directly to the clot location. We believe that these unapproved treatments are administered to less than 1% of ischemic stroke patients. Other devices that are mentioned in clinical literature to restore blood flow in ischemic stroke patients include stents, balloons, snares and other various grabbers and aspiration devices.

The Concentric Solution — The Merci Retrieval System

The Merci Retrieval System is a minimally invasive, catheter based system designed to restore blood flow in ischemic stroke patients by removing blood clots. The Merci Retrieval procedure operates through a widely accepted mode of delivery, where the arterial system is accessed through the femoral artery in the groin. Our device is then navigated through the body to the brain using standard endovascular techniques.

The vessels inside the brain wind and twist and are relatively delicate, as compared to vessels outside the brain. Because of this, it is very difficult to design a mechanical device that is both gentle and flexible enough to be safely delivered to the site of the clot, and yet also strong enough in its method of action to safely remove or destroy the clot.

We believe that the benefits that characterize the Merci Retrieval System are as follows:

- *Restores Blood Flow.* It has been demonstrated that the timely restoration of blood flow in ischemic stroke patients may potentially minimize and possibly reverse injury to the brain. In our most recent trial, the Multi MERCI trial, the Merci Retrieval System was effective in restoring blood flow in large vessel ischemic stroke patients 54.9% of the time. Furthermore, upon the addition of adjunctive therapy post-retrieval, primarily with an intra-arterial injection of a thrombolytic, our Multi MERCI trial demonstrated successful restoration of blood flow 68.3% of the time.

- *Improves Patient Outcomes.* The Modified Rankin Scale, or mRS, is a commonly used global disability scale for assessing stroke patients. A score equal to or less than two out of six is often defined as functional independence. In our Multi MERCI trial, 49.1% of the patients with restored blood flow achieved functional independence, as compared to only 9.6% of the patients without restored blood flow.

- *Expands Patient Options.* We estimate that at least 90% of ischemic stroke patients in the United States do not receive interventional treatment to restore blood flow. Even for patients who are eligible for and receive IV tPA or other interventional treatments, successful restoration of blood flow is not assured. The indications for use for the Merci Retrieval System have no FDA imposed upper time limitations and we have collected clinical data supporting the safety and effectiveness of the Merci Retrieval System when used up to eight hours after symptom onset. We believe that the Merci Retrieval System is effective in many patients who are ineligible for or do not respond to existing treatments.

- *Elegant Design.* The Merci Retriever is designed to travel to the brain in a linear form, and then to return to its original shape upon deployment in and around the blood clot. This design is intended to help reduce potential damage to the delicate artery walls in the brain, which can lead to dissection, perforation and ultimately to hemorrhage and/or death, which are common risks among interventional devices.

- *Utilizes Familiar Techniques.* The Merci Retrieval procedure employs catheterization techniques similar to those used in other minimally invasive procedures. The techniques used in our procedure are similar to those used by not only our primary users, which are INRs, but also to those used by other specialists who are generally trained in endovascular techniques. These other specialists include interventional radiologists, endovascularly trained neurosurgeons and interventional cardiologists.

- *Potentially Cost Efficient.* According to the AHA, over $62 billion will be spent on stroke in 2007 in the United States. Of this amount, approximately 32% will be spent on nursing homes, drugs, other medications and home healthcare. We believe the Merci Retrieval System has the potential to improve outcomes for stroke patients, significantly reducing the downstream cost burden of ischemic stroke on the healthcare system.

Risks of using our Merci Retrieval System include the risks that are common to the use of other interventional devices, including infection, perforation or dissection of the vessel wall, introducing a blood clot into a previously unaffected vessel, internal bleeding and death. Our clinical data shows that our procedure is only effective in restoring blood flow in a subset of patients treated, and in a small percentage of patients, adverse events have occurred, including device fracture or vessel damage. Physicians may choose not to use our Merci Retrieval System in cases where the size of the vessel or location of the blood clot limits the delivery of our device, or in cases where the patient's time of actual symptom onset is unknown, such as cases where patients wake up with symptoms of stroke, since there is no data supporting the clinical benefits of our system beyond eight hours.

The Concentric Strategy

Our business goal is to maintain our leadership position in the field of medical devices for ischemic stroke. The key elements of our strategy are to:

- *Drive Near Term Growth by Further Penetrating Our Customer Base.* We have over 225 active customers in the United States and Canada, defined as hospitals that have purchased our products within the last six months. Our customer base is comprised of many of the leading stroke centers in the United States and Canada, and they tend to admit a relatively large number of ischemic stroke patients. However, over the last six months, we estimate that these hospitals have only averaged approximately one patient treated per month. We believe that this infrequency of treatment presents a substantial opportunity for expansion. Through our established relationships and sales efforts, we believe that we can increase the number of patients treated per center per month throughout our established customer base.

- *Increase Adoption of the Merci Retrieval System.* There are currently still a significant number of hospitals that do not utilize any interventional treatments for ischemic stroke. Our initial focus has been to target and increase usage among INRs in stroke treatment centers with high patient volumes. Additionally, within our existing hospital accounts, a limited number of other specialists, primarily interventional radiologists have begun to perform our procedure. Over time, we intend to target a wider group of potential Merci Retrieval System users, including other specialists who are already trained in endovascular techniques.

- *Raise Awareness of Interventional Stroke Treatment Options.* Outside of the leading centers, we believe that the stroke care system currently takes an underdeveloped and relatively passive approach to acute stroke treatment. We will continue to focus resources on educating the medical community on the importance of interventional stroke treatment and the interventional options available for patients. Through the education of emergency departments and the emergency medical system community, our sales force is conducting targeted efforts to enhance or create internal clinical pathways to facilitate treatment. We believe that over time, as awareness of treatment alternatives increases, the stroke care system will move towards a more interventional treatment environment, potentially resulting in further adoption of our procedure.

- *Continue our International Expansion.* During 2006, we began to establish distribution partnerships to market our products in Europe and in other select countries outside of the United States and Canada. As of June 29, 2007 we have partnered with 16 international distributors. In January of 2007, we contracted with a European distribution point in Belgium for overnight order fulfillment to our customers in the European Union. We plan to continue to expand the number and geographic breadth of our distribution partnerships, and are currently in negotiations with a partner for Japan. Furthermore, we plan to increase our penetration of our existing international markets by leveraging what we have learned from the U.S. market, which is currently more developed and experienced with the use of our system.

- *Utilize the Merci Registry to Produce Further Clinical Evidence of Safety and Efficacy.* In June 2007 we began enrollment of patients in the Merci Registry. The Merci Registry is designed to capture key clinical data on patients who have undergone the Merci Retrieval procedure, and we expect this registry to become one of the largest databases of mechanical ischemic stroke intervention to date. We believe that the registry data will provide us with clinical insight into areas which have historically been difficult for us to gauge, such as the implications of the procedure beyond eight hours, and the relative efficacy across our devices. We plan to use the data from this registry as support for publications on the safety and efficacy of our system specifically, and on interventional treatment of stroke generally.

- *Improve the Merci Retrieval System's Capabilities and Features.* We continue to focus our research and development efforts on technology enhancements designed to make the Merci Retrieval System more effective in restoring blood flow to ischemic stroke patients. In the past two years we introduced two new Retriever designs, and we are continually working to improve our system. We plan to continue to introduce variations on our existing system, such as our recent release of smaller Retrievers designed for smaller vessels, in order to provide our customers with product options tailored to the specific needs of patients.

- *Support the Coverage and Reimbursement of our Procedure.* Effective October 2006, Centers for Medicare and Medicaid Services, or CMS, determined that for payment purposes, for patients with ischemic stroke as the principal diagnosis, Medicare payment to hospitals for inpatient stays during which the Merci Retrieval System is used typically is based on diagnosis-related groups, or DRG, Code 543. The 2007 national average Medicare hospital payment rates for DRG 543 was set at $23,092. Because patients are assigned to specific DRGs according to a number of factors, including the principal diagnosis, major procedures, discharge status, patient age and complicating secondary diagnoses, certain hospital stays using our Merci Retrieval System may be assigned to other DRGs with various other payment rates, with a 2007 national average Medicare hospital payment rates that may range from approximately $5,500 to $25,500. In the United States, Medicare reimbursement is a key component to adoption of new medical procedures, and we plan to use this existing reimbursement to support a more interventional approach to ischemic stroke.

Opportunities to Develop the Care Pathway for Stroke Patients

Stroke treatment has historically been limited by a "treatment window," defined as the time that elapses between symptom onset and the initiation of patient treatment. Often, multiple events that involve a variety of healthcare professionals need to occur during a relatively short time frame in order for a stroke patient to be effectively treated within the treatment window. Complicating the matter further, unlike acute coronary events such as a heart attack, patients with ischemic stroke are often unable to identify their condition in a timely manner.

Today, at least 90% of ischemic stroke patients receive either no treatment or basic medical management, essentially aspirin, bed rest and observation. We believe the stroke care system in the United States is relatively underdeveloped, lacking a well defined, broadly accepted stroke care pathway geared toward intervention. We believe that a proactive approach towards acute stroke care has historically been limited by the availability of treatment options, particularly for the majority of patients who are beyond the three hour window of stroke onset. There are a number of initiatives underway to update and streamline the stroke care pathway in the United States, and our market development efforts are primarily aimed at supporting these initiatives:

- *Expand the Time Window for Treatment.* Prior to FDA clearance of our products, the sole approved interventional treatment, IV tPA, was only recommended for use within three hours of symptom onset. The data from our MERCI trial showed that our Merci Retrieval System was capable of removing blood clots and restoring blood flow in ischemic stroke patients within eight hours of symptom onset, and the FDA has imposed no upper time limitations on the use of our device. Most physicians currently only use our device within eight hours of symptom onset, the time window studied in our trials. However, we are aware of patients who have received our procedure up to two days after symptom onset and who showed improvement in their condition. We believe that our Merci Retrieval System has expanded the time window for intervention in ischemic stroke patients, providing an option to a number of patients who previously had limited treatment options.

- *Educate and Optimize Emergency Response.* Emergency responders in the United States generally operate under a protocol that transports patients to the nearest hospital, with a small number of exceptions such as for trauma. A number of efforts are underway to alter these protocols so that stroke patients are taken instead to the nearest certified stroke center. A number of states and counties have legislated these changes to protocol, and others are investigating these changes. Furthermore, within the existing protocols individual responders often have leeway to bypass the nearest hospital if they feel that better care can be provided elsewhere. In conjunction with professional organizations, we are developing educational content for emergency responders to inform them that new treatments are available, and that their transport decisions can impact the quality of care that stroke victims receive.

- *Sufficiently Train Emergency Departments.* We believe that many emergency physicians are not sufficiently trained in neurology to feel comfortable ordering new stroke treatments and may be unwilling to accept sole responsibility for a decision to administer aggressive acute stroke treatment without adequate consultative and administrative support. Many emergency physicians seek the opinion of a neurologist prior to referral, or even require that the neurologist order any treatment. We are developing a number of programs to increase awareness of our procedure in the emergency physician community and to train the emergency physicians within our customer accounts on the proper management of an ischemic stroke patient.

- *Support the Adoption of Stroke Teams.* Institutional support for a "stroke team" and team leader is particularly important to acute stroke care. Stroke care occurs in many locations within the hospital, and these services are best coordinated by a dedicated professional. Appropriate financial support for consultative services by neurologists, radiologists and stroke teams is critical, but coverage and reimbursement for these services is currently limited. Because there may be different payors for acute and long term care, even if an acute treatment is cost effective from a societal standpoint, it may increase the costs to those providing the treatment. We are developing educational programs aimed at hospital administrators to convince them that it is both cost effective and better for the patients to have an efficient stroke team within their facility.

- *Establish Certified Stroke Centers.* A collaborative effort known as the Brain Attack Coalition, consisting of professional organizations interested in improving access to stroke intervention, has established and published criteria for hospitals to be Primary Stroke Centers, or PSCs. The Joint Commission for Accreditation of Hospitals Organization now offers PSC certification, and as of May 2007, 320 organizations were certified. The Brain Attack Coalition has also published the criteria for Comprehensive Stroke Centers, and it is anticipated that at some point in the future certification will be offered for this more complex level of stroke care. Comprehensive Stroke Centers are those that have a neuro interventionalist as part of a stroke team that is available around-the-clock to mobilize quickly and use interventional techniques.

- *Encourage Additional Specialists to Intervene in Stroke.* The primary physician specialists that perform the Merci Retrieval procedure today are INRs. This is a relatively small medical specialty group, and according to the American Society of Interventional and Therapeutic Neuroradiology, there are an estimated 300 INRs practicing in the United States today. Our procedure is also currently being performed by a small number of interventional radiologists, endovascularly trained neurosurgeons and interventional cardiologists. We refer to those that perform our procedure as neuro interventionalists. Because there currently exists a limited number of neuro interventionalists, the majority of the hospitals in the United States do not have a physician on staff that is credentialed to perform our procedure. We are currently developing educational programs aimed at increasing the number of specialists that are credentialed to intervene in stroke. In the near term, we see growth in our physician user base

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being derived primarily from interventional radiologists, many of whom share a radiology practice with INRs who are currently our customers, and often provide support to them during our procedure. Over the longer term, we are developing educational programs to provide the training and credentialing necessary to make our procedure accessible to a wider physician population, including specialties that generally have the infrastructure to provide around-the-clock interventional services, such as interventional cardiologists.

Our Products

The Merci Retrieval System is comprised of three products: the Merci Retriever, the Merci Balloon Guide and the Merci Microcatheter. The three products are used together in a procedure with the goal of removing a clot from an affected vessel in the brain. Each of the three products in the Merci Retrieval System has been individually cleared for marketing by the FDA and can be purchased in a number of configurations, depending upon the specific needs of each patient.

Merci Retrievers

Our Retrievers are a shaped wire constructed of nitinol, a "memory wire," which allows delivery of the Retriever in linear form through blood vessels via our Microcatheter. The Retriever returns to its original shape when deployed in and around the blood clot in the brain. This design is intended to help reduce potential damage to the delicate artery walls in the brain, which can lead to dissection, perforation and ultimately to hemorrhage and/or death, which are common risks among interventional devices.

We have developed a number of variations on the original Retriever design, and we anticipate continuing to develop new variations in the future. Providing our users with multiple options allows them to choose the exact Retriever they feel is appropriate for the specific patient under their care. The specifications that most significantly impact their choice of Retrievers are geometry, size and stiffness.

The geometry of a Retriever, including whether or not it has attached filaments, such as our L-Series Retrievers, will impact numerous features, including its ease of deliverability, its ability to dislodge a clot, its ability to hold and retain a dislodged clot, its interaction with the vessel walls and its resistance to stretching. The size of a Retriever is tailored for various vessel sizes, and our in vitro testing implies that using a Retriever that is approximately the same size as the affected vessel may improve efficacy. The stiffness of a Retriever, or its resistance to stretching, will impact the Retriever's ability to dislodge a clot, and also the amount of potential trauma that the Retriever may inflict on vessel walls.

Merci Retrievers

	Non-Filamented Retrievers		Filamented Retrievers		
	X-Series	K-Series	L-Series		
					
Device Name	Merci X6	Merci K-mini	Merci L4	Merci L5	Merci L6
Regulatory Status	510(k) Cleared Aug. 2004	510(k) Cleared May 2006	510(k) Cleared Apr. 2007	510(k) Cleared Jan. 2007	510(k) Clearance Pending
Geometry	Tapered	Reversing	Cylindrical	Cylindrical	Cylindrical
Loop Diameter	1.5 to 3.0 mm	2.1 mm	2.0 mm	2.5 mm	2.7 mm

Merci Balloon Guide Catheter

Our Balloon Guides are used to facilitate the insertion and guidance of our other catheters into the selected vessels in the brain. When our Retriever captures the blood clot, the balloon at the far end of the Balloon Guide is inflated in order to impede blood flow in the treatment area during the procedure, assisting with retraction of the blood clot. In a successful procedure, the Merci Retriever and the blood clot will be withdrawn together into the Balloon Guide.

Merci Microcatheters

The Microcatheter is a single lumen catheter designed to navigate and deliver the Retriever under x-ray guidance to the affected portion of the brain. Because the Retriever needs to be held in its linear form during delivery, the Microcatheter is designed specifically to be both strong enough to keep the Retriever straight, but also delicate and flexible enough to be safely and easily delivered into the brain. The outer shaft of our Microcatheter also has a hydrophilic coating designed to assist in navigating through the often narrow and winding vessels in the brain.

Ongoing Product Development Efforts

We have an active research and development effort aimed at improving the performance of the Merci Retrieval System specifically, and at treating ischemic stroke generally. For our Merci Retrieval System, we focus primarily on efforts to increase the safety and efficacy of our procedure and make our product easier to use, all of which we believe may lead to greater adoption. Beyond our existing Retrievers, we are also evaluating complementary technologies which have the potential to play a role in ischemic stroke treatment.

The Merci Retrieval Procedure

The Merci Retrieval procedure is typically performed under local anesthesia and sometimes performed under general anesthesia. The procedure takes place in a catheterization lab and typically involves the following steps:



- *Access & Angiography.* The physician inserts an introducer sheath, or plastic tube, into the femoral artery at the groin to gain access to the vascular system. The physician uses standard endovascular techniques to access the brain. Then an angiogram is performed by injecting contrast dye into the affected area while x-ray pictures are taken. This allows the physician to identify the location of the blocked vessels that need treatment.

- *Placement of Balloon Guide & Crossing of Clot.* Once the location of the clot is identified, the physician places the Balloon Guide in a vessel in front of the location of the clot. The Microcatheter is passed through the Balloon Guide into the target vessel beyond the clot, following the path of a standard guidewire.

- *Deployment of Retriever.* The guidewire is then removed from the Microcatheter. After a contrast dye injection to determine exact placement, the Retriever is deployed through the Microcatheter in the vessel beyond the clot. The Retriever is made of nitinol, a material with shape memory, which upon deployment from the Microcatheter will return into its original shape before introduction into the Microcatheter.

- *Capturing of Clot.* The Retriever, after returning to its original shape, is retracted into the clot, allowing the loops to engage, ensnare and capture the clot.

- *Clot Retrieval.* Once the physician believes the clot is captured, the Balloon Guide is inflated to control blood flow, ensuring that the retrieval process is not hindered by the flow of blood in the opposite direction. The Retriever with the ensnared clot and the Microcatheter are then withdrawn together into the Balloon Guide. Continuous aspiration is also applied to the Balloon Guide to improve the chances of complete removal of the clot. Upon confirmation of complete evacuation of the clot from the Balloon Guide, the balloon is deflated to re-establish blood flow, and a final angiogram is obtained to assess the degree to which the vessel has been opened.

- *Repeat as Necessary.* If the Retriever fails to completely open the vessel on its first pass, the physician still has all therapeutic options available, from continuing on with more attempts with the Retriever, to starting intra-arterial lytic therapy, to attempting other mechanical interventions such as snares or balloons. During the Multi MERCI trial, the mean number of Merci Retriever passes made by the treating physicians was three.

Clinical Studies

Description of Clinical Measures

The safety and efficacy of stroke treatments are assessed using both common and evolving metrics. Data is generally collected prior to, during and immediately after treatment, and follow up data is collected usually at 24 hours and 90 days post treatment. The metrics generally used include:

Recanalization. Ischemic stroke occurs when a clot disrupts blood flow to a portion of the brain. A key metric used to describe efficacy of mechanical retrieval devices such as our Merci Retrieval System is the measure of the ability to restore blood flow, also known as recanalization. There exist a variety of scoring systems used to classify recanalization success. In our trials we have used the TIMI scale, which rates the levels of blood flow from zero to three, with zero being no flow at all, and three being full, normal flow.

Additionally, recanalization can be defined in various ways. In our trials we defined recanalization success stringently, requiring that flow be restored (TIMI two or better) in all treatable vessels (carotid, M1 and both M2 branches of the middle cerebral artery, vertebral arteries and basilar artery) in order to count the procedure as successful. Other trials define recanalization more broadly as success in restoring blood flow of only the target vessel, potentially leaving multiple other vessels blocked. Furthermore, it has been shown that the rate of success in restoring blood flow can be dramatically different based upon the location of the blockage in the brain. Because of these variations, and the evolving nature of the metrics around recanalization success, extra care should be taken when trying to compare recanalization rates across treatments.

Mortality Rate. Stroke is the number three cause of death in the United States, and the mortality rate at 90 days is a key outcome measure for stroke treatments. Literature suggests that the mortality rate from large vessel ischemic stroke ranges widely, from 30% to 90% or more, heavily dependent upon the location of the blockage, the age of the patient and the severity of stroke symptoms. Generally, the larger the vessel that is blocked, the more severe the stroke and the higher the mortality rate.

Neurological Outcome. Stroke patients are also assessed using a wide variety of neurological scoring systems. Our trials measured neurological condition pre-procedure using the National Institute of Health Stroke Scale, or NIHSS, and at 90 days using the mRS.

The NIHSS is a 15 item neurologic examination stroke scale used to evaluate the effects of ischemic stroke by ranking the patient on a variety of common symptoms. A trained observer rates the patient's ability to answer questions and perform activities. Based on these ratings, patients receive an overall score ranging from zero (no neurological deficit) to 42 (complete deficit/death). A stroke is often labeled moderate if it results in an NIHSS score of eight or greater and severe if it results in an NIHSS score of 15 or greater.

The mRS is a commonly used global disability scale for assessing stroke patients. It is a measure of functional ability that can be determined using a simple set of questions. Because these questions can be asked over the phone, mRS is frequently used to assess 90 day follow up for stroke patients. Under the mRS, the patient is given a score ranging from zero, with no symptoms at all, to six, which is death. An mRS score of two or less is often referred to in interventional stroke trials as a good outcome, or functional independence. Many stroke trials will have functional independence as a primary efficacy endpoint.

Hemorrhage. A primary safety concern in stroke trials is the occurrence of cerebral hemorrhage, and the rate of hemorrhage occurrence is a standard assessment tool for stroke treatments. Hemorrhage is usually identified on a CT scan at 24 hours following treatment, and the systems for ranking and/or scoring these hemorrhages are complex and evolving. Because some types of hemorrhages are not associated with any clinical detriment to the patient, stroke treatments also often are assessed on the rate of symptomatic hemorrhages, or CT identified hemorrhages combined with marked decreases in neurological outcome scores.

Perforation/Dissection. An additional concern in stroke trials is the rate of perforation or dissection caused by the introduction of a medical device into the cerebral arteries. The introduction of a catheter or the deployment of the Retriever can cause perforation or dissection of the vessel wall resulting in cerebral hemorrhage, infection and even death. The rate of perforation and dissection complications may prove to be significant in terms of widespread adoption of a more interventional approach to treating stroke.

Time from Symptom Onset to Treatment. The longer the brain is starved of oxygen, the more brain cells die. Because of this, identifying stroke patients early and getting them treatment quickly is crucial to the clinical outcome of the patients. Stroke treatments are assessed on their ability to help patients at different times from symptom onset. Accordingly, a longer window of opportunity to treat patients can potentially provide a treatment option for a larger number of patients.

Our Clinical Trials

The following table summarizes our completed and ongoing clinical trials.

Clinical Trial	Number of Patients	Patient Description	Purpose	Status
MERCI (single arm)	141	IV tPA ineligible patients with angiographically proven large vessel occlusive strokes	Evaluate Merci Retrieval procedure; obtain FDA clearance of X-Series Retrievers	Completed
Multi MERCI (single arm)	164	IV tPA ineligible or failed IV tPA patients with angiographically proven large vessel occlusive strokes	Evaluate Merci Retrieval procedure; obtain FDA clearance of L5 Retriever	Completed
Merci Registry	Target 1,000+	Patients treated with the Merci Retrieval System	Provide clinical data on Merci Retrieval procedure and all Merci Retrievers in actual clinical practice	Initiated in June 2007; enrollment ongoing

The MERCI Trial. The MERCI trial was a single arm trial of 141 patients treated with the Merci Retriever between May 2001 and December 2003 at 25 U.S. centers. Patients were eligible if they had a stroke with an NIHSS score of eight or more that was caused by an angiographically confirmed large vessel clot in the vertebral arteries, basilar artery, internal carotid, or the M1 or M2 branches of the middle cerebral artery. Patients enrolled in the study needed to be able to have treatment initiated within eight hours of symptom onset. Patients who had already been treated with IV tPA were excluded. Investigators were allowed to use additional thrombolytic agents or other adjunctive therapies if clot remained or if the vessel failed to open at all. The primary study endpoints were restoring blood flow and safety, and a secondary endpoint, measured by the mRS, was clinical outcome at 90 days.

Restoration of blood flow, or recanalization, was defined in our MERCI trial as the establishment of TIMI two blood flow or better in all vessels treatable by our device. For example, if the Merci Retrieval procedure resulted in full blood flow in two out of three affected vessels, this was scored in the trial as a failure. Recanalization was determined after the final attempt at removing clot with the Merci Retriever, and if blood flow was restored at this point it was defined as post-retriever success. The study clinicians were allowed in their discretion to use adjunctive therapy following use of the Merci Retriever. The further therapy was primarily the injection of intra-arterial thrombolytic, however in some cases the clinicians went off protocol and used further mechanical treatment such as snares, other foreign body retrievers, balloons and various drug agents. Recanalization was additionally determined after the clinician had finished administering all forms of treatment, and this measurement we refer to as our post-procedure success rate.

In the MERCI trial, the post-retriever and post-procedure rates of restoring blood flow were 48.2% and 60.3%, respectively. Clinically significant procedural complications occurred in 7.1% (10/141) of cases. Symptomatic intracranial hemorrhage occurred in 7.8% (11/141) of the cases. There was overlap of these events in five cases. Thus there were either symptomatic intracranial hemorrhage or clinically significant procedural complications in 11.3% (16/141) of patients. The clinically significant procedural complications included three vascular perforations leading to subarachnoid hemorrhage, three groin complications requiring transfusion or surgical repair, two subarachnoid hemorrhages without noticeable perforation, one embolization to a previously uninvolved territory and one dissection due to the Balloon Guide.

Overall, the mortality rate at 90 days post treatment was 43.5%. The mortality rate reported in the MERCI trial was among the highest of any reported prospective series, and we believe may have been high because of the severity of the strokes, the inclusion of basilar artery and internal carotid artery terminus strokes, the relatively older age of patients in the series and inclusion of patients in the MERCI trial who were more medically ill compared with patients in other trials.

Within the MERCI trial, outcomes were significantly different depending on the ability to restore the patient's blood flow. Of those patients who had blood flow restored at the end of the procedure, 44.9% (35/78) were functionally independent at 90 days post treatment (mRS 0-2) compared to 1.9% (1/52) of those who failed to have blood flow restored.

Our Principal Investigator in the MERCI trial is a consultant for our company and is a stockholder and optionholder in our company. Each of the sites participating in our MERCI trial had a site investigator. Two of the 25 site investigators that participated in the Multi MERCI trial are consultants and optionholders in our company and three additional physicians are consultants for our company.

The MERCI trial data was used to support the 2004 FDA clearance of the Merci X-Series Retrievers.

The Multi MERCI Trial.   The Multi MERCI trial was a single arm trial of 164 patients treated with the Merci Retriever between January 2004 and July 2006 at 15 U.S. centers. Inclusion criteria and the endpoints for the Multi MERCI trial were identical to those in the MERCI trial, however, unlike the MERCI trial, patients who had already been treated with IV tPA were permitted in the trial if they had a persistent large vessel occlusion.

In the Multi MERCI trial, the post-retriever and post-procedure rates of restoring blood flow were 54.9% and 68.3% respectively. Clinically significant procedural complications occurred in 5.5% (9/164) of cases. Symptomatic intracranial hemorrhage occurred 9.8% (16/164) of the time. Overall, the mortality rate at 90 days post treatment was 33.5%.

The Merci L5 Retriever was utilized in 131 of the 164 patients treated in the Multi MERCI trial. Blood flow restoration rates in L5 cases were 57.3% post-retriever and 69.5% post-procedure. In this subset of patients, clinically significant procedural complications occurred in 5.3% (7/131) of cases.

Similar to the MERCI trial, outcomes within the Multi MERCI trial were significantly different depending on whether blood flow was restored. Of those patients who had blow flow restored at the end of the procedure, 49.1% (53/108) were functionally independent at 90 days compared to 9.6% (5/52) of those who failed to have blood flow restored.

Of the 164 patients treated in the Multi MERCI trial, 48 were patients who had received IV tPA, but still had a persistent clot revealed by angiography. In this subset of patients, the post-procedure blood flow restoration rate was 72.9% (35/48), the symptomatic hemorrhage rate was 10.4%, and 38.3% of this population attained functional independence. We believe this data supports the use of Merci Retrieval System in the setting of failed IV tPA.

Our Principal Investigator in the Multi MERCI trial is one of our consultants and is a stockholder and optionholder in our company. Each of the sites participating in our Multi MERCI trial had a site investigator. Two of the 17 site investigators that participated in the Multi MERCI trial are consultants and optionholders in our company and one additional physician is a consultant for our company.

The Multi MERCI trial data was used to support the 2007 FDA clearance of the Merci L5 Retriever.

The Merci Registry.   We recently began a registry with participating sites called the Merci Registry to collect information on device use, patient demographics and outcomes in patients who have been treated with the Merci Retrieval System. We voluntarily initiated this registry in 2007. The Merci Registry is open to qualified sites that are willing and able to collect compliant data. Each participating hospital must commit to enrolling Merci Retrieval System patients, capturing information about the procedure, and tracking patients to obtain follow up data to reflect the patient's experience. Hospitals will receive a payment of approximately $1,000 per patient enrolled to help defray the additional costs of collecting and recording registry data. Participating Merci Registry sites must secure Institutional Review Board, or IRB, approval prior to site initiation and patient enrollment. Once the IRB approves the study protocol, participating sites must agree to adhere to the protocol. The protocol establishes the objectives of the study and requires our device to be used for its intended use. Following a Merci Retrieval procedure, an Internet based case report form is completed to record certain acute and post-procedure data. Patients are contacted at 90 days to determine long term outcomes. This prospective, nonrandomized registry commenced enrollment in June 2007. The study is prospective because it records real time data rather than retrospective data and nonrandomized because all patients are enrolled and there is no control group receiving an alternative treatment. All patients treated with the Merci Retrieval System are eligible for the Merci Registry, meaning that there are no inclusion or exclusion criteria.

As of July 31, 2007, we had one U.S. site participating in the Merci Registry. We expect that the sites participating in the Merci Registry typically will have a high volume practice, employ highly skilled practitioners, have the staff available to collect follow up data, and be interested in publishing clinical results. Due to these criteria, the clinical results collected by the Merci Registry may potentially be more favorable than typical results of practicing physicians.

Clinical Trials Not Sponsored by Us

Third parties have, and may continue to, conduct clinical trials involving our Merci Retrieval System. We are currently aware of two such trials supported by the National Institutes of Health. We currently provide devices free of charge to these trials but do not provide any funding.

IMS III.   The Interventional Management of Stroke III trial is a randomized, open label multi-center study that will compare a combined intravenous and intra-arterial treatment approach to restoring blood flow to giving IV tPA alone. Both approaches must have treatment initiated within three hours of stroke onset. Subjects randomized to the combined intravenous and intra-arterial treatment will undergo an angiography after receipt of IV tPA. If a clot is demonstrated, the neuro interventionalist will then choose from one of three treatment approaches they believe will be most effective in reopening the blocked artery. These approaches include utilizing the FDA cleared Merci Retrieval System, the investigational EKOS Micro Infusion Catheter, and the off label infusion of tPA through the catheter at the site of the clot for up to two hours. This trial is targeting to enroll 900 patients, and as of August 2, 2007, it has enrolled 67 patients.

MR Rescue.   MR Rescue is an ongoing multi-center, randomized, controlled trial of ischemic stroke patients with large vessel clots located in the anterior circulation. Patients will be randomized to treatment using the Merci Retrieval System or medical therapy of aspirin and heparin. This trial is targeting to enroll 120 patients. Enrollment in this trial began in May 2004 and as of July 18, 2007, 42 patients have been enrolled.

We are not directly involved in the design, enrollment, conduct or management of either of these trials, although we periodically provide advice on the proper use of our device. Unfavorable results from any of these trials concerning the use of our Merci Retrieval System could adversely impact our business.

We have not conducted and we do not have any current plans to conduct studies designed to measure clinical outcomes more than 90 days after treatment with the Merci Retrieval System. It would be expensive for us to compensate the site and the patient for these types of studies, which require follow up testing over multiple intervals. Our Merci Registry is designed to gather acute intervention data and 90 day follow up, but we cannot provide any assurance that the data collected will be compelling to the medical community because it may not be scientifically meaningful, will not be randomized, and may not demonstrate that the Merci Retrieval System is an attractive procedure when compared against data from alternative treatments. Clinical studies that have been conducted with the Merci Retrieval System, as well as clinical experiences recorded in the Merci Registry, have involved procedures performed by physicians who are technically proficient and relatively high volume users of the Merci Retrieval System. Consequently, both acute and 90 day results reported in these studies and the Merci Registry may be significantly more favorable than typical results of practicing physicians. In the event that the other physicians experience results less favorable than technically proficient and relatively high volume users, or the results they experience are inconsistent with the data in our studies, it could negatively impact the rate of adoption of the Merci Retrieval System.

Sales and Marketing

We market and sell our Merci Retrieval System products through a direct sales force in the United States and Canada, and primarily through distributors in markets outside of the United States and Canada.

United States and Canada Sales

As of June 29, 2007, we had a 19 person direct sales force in the United States and Canada, including one vice president of sales. Our sales force is organized by geographic sales territories, and each territory is managed by a territory manager who acts as the primary customer contact. Also included in our domestic direct sales force are three employees who are part of our clinical support team, who focus on maintaining key customer relationships and driving utilization up in existing accounts. We plan to continue to increase the size of our field organization to expand our customer base and to increase utilization of the Merci Retrieval System by more than 225 active United States and Canadian hospital customers.

International Sales

Prior to 2006, we had little sales activity outside of the United States and Canada, with sales outside of these markets accounting for less than 2% of revenues in 2005. Beginning in 2006 we began to build up a distribution network for our products and to invest in international markets. In Europe, we currently market our products with a combination of direct sales and distribution partners. As of June 29, 2007 we employed one person in Europe, in addition to a full time consultant, handling direct sales and supporting our distribution partners. We also market our products to non-European international markets through distributors. As of June 29, 2007 we have partnered with 16 international distributors. For the first six months of 2007, international sales, excluding Canada, accounted for 10% of our total revenues.

Our distribution agreements generally commit us to sell products to our distribution partners at a discount of between 20% and 40% of the U.S. list price at the time the agreement was signed. The distribution partners generally receive exclusive rights to sell within their territories. The agreements range in term from three to five years. Each of our agreements gives us the ability to terminate the agreement without cause, for a fixed fee, in the event that we are acquired by another company.

Our strategy to grow sales outside the United States and Canada is to target interventional neuroradiologists and neurosurgeons trained in interventional techniques in major countries. Given the acceptance of other neuro interventional products such as aneurysm coils, particularly in Europe, we believe that there is substantial opportunity for the Merci Retrieval System to be adopted in international markets.

Marketing

In addition to our distribution partners and our direct sales force, we have invested heavily in marketing. A key part of our strategy is to assist in the development of the entire stroke care pathway, making the entire healthcare system more aware of, and responsive to, stroke patients. As of June 29, 2007, we had five people in our marketing department, including one vice president of marketing. We plan to continue to increase the size of our marketing organization to expand awareness of our treatment and to further assist in the development of the stroke related healthcare system in the United States.

We primarily target our marketing efforts to practitioners through marketing materials distributed directly by our sales force, and through publications in journals. We regularly attend industry tradeshows, submit abstracts to such conferences and maintain a booth to educate practitioners in the use of our products. We also host seminars where industry leaders discuss case studies and treatment techniques using the Merci Retrieval System. In addition, our direct sales force uses peer reviewed publications, cost-benefit data and case studies in the selling process. We are working with hospitals and stroke centers to educate administrators and help build a care pathway for the treatment of stroke. We are also developing programs to selectively target interventionalists in other specialties for training in the use of the Merci Retrieval System.

Third Party Coverage and Reimbursement

Payment for patient care in the United States is generally made by third party payors, including private insurers and government insurance programs, such as Medicare and Medicaid. The Medicare program, the largest single payor in the United States, is a federal governmental health insurance program that covers certain medical care expenses for eligible elderly and disabled individuals. The Medicare program is administered by the Centers for Medicare and Medicaid Services, or CMS, which, along with its contractors, establish coverage and reimbursement policies for medical products and procedures and review and update such policies on a periodic basis. Because a large percentage of the population for which the Merci Retrieval procedure is used includes Medicare beneficiaries, and because private insurers may follow the coverage and payment policies of Medicare, Medicare's coverage and payment policies are significant to our operations.

Medicare generally pays hospitals for inpatient services under a prospective payment system, or a predetermined payment amount that is based on diagnosis-related groups, or DRGs. These payment amounts differ by type of diagnoses, procedures and the severity of the patient's condition, among other things. We receive payment from the hospital for our product, and Medicare reimburses the hospital under the inpatient prospective payment system for its costs to care for and treat the patient. The physician who performs the procedure is reimbursed separately under the Medicare physician fee schedule.

Effective October 1, 2006, a new International Classification of Diseases, Ninth Revision, Clinical Modification, or ICD-9-CM, procedure code went into effect for endovascular mechanical embolectomy or thrombectomy of precerebral and intracranial vessels performed during hospital inpatient stays. When an endovascular mechanical embolectomy or thrombectomy of precerebral and intracranial vessels is performed with ischemic stroke as the principal diagnosis, the ICD-9 code reported and most of the discharges are assigned to DRG 543 with a 2007 Medicare National Average Payment of $23,092. While most of our procedures are classified under DRG 543, depending on the patient's age, principal diagnosis, and secondary diagnosis, other potential DRGs may be assigned. Average payments for these other DRGs range from approximately $5,500 to $25,500.

These payment amounts are inclusive of supplies such as the Merci Retrieval System and additional reimbursement for our device is not available. Reimbursement amounts can vary substantially by geographic region and by type of facility and are subject to periodic review. Payment rates of other third party payors may be consistent with Medicare rates, or they may be higher or lower, depending on their particular reimbursement methodology. Because of the wide variability, it is not possible to identify an average rate for other third party payors.

CMS recently made regulatory changes to the methodology used to calculate Medicare payments for inpatient procedures to hospitals paid under the prospective payment system, transitioning over the next three years from a charge-based methodology for determining DRG relative weights to a cost-based methodology. CMS believes that this new method of calculating DRG relative weights will better align hospital payments with the actual cost of patient care and eliminate the potential bias caused by using hospital charges. In addition, on August 1, 2007, CMS released its final rule, implementing new payment codes that would revise current DRG codes, including DRG 543, to better reflect the severity of patients' conditions in the hospital inpatient prospective payment system. Under the final rule, which goes into effect on October 1, 2007, our ICD-9 CM code will be assigned to new Medicare-Severity DRGs, or MS-DRGs. Although these new MS-DRGs, like current DRG 543, continue to include classifications for craniotomy services, CMS further indicated that it would reexamine the proposed DRG assignments in the future when there are more cases to determine whether a separate DRG for endovascular intracranial procedures are warranted. There can be no assurances at this time whether the new or future changes in the DRG codes will result in material reductions in payment or the full impact of such changes on our business.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Reimbursement and healthcare payment systems in international markets vary significantly by country.

All third party reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost effective methods of delivering healthcare. These types of programs and legislative changes to reimbursement policies could potentially limit the amount which healthcare providers may be willing to pay for medical devices.

Competition

We believe that the Merci Retrieval System competes primarily on the basis of its ability to restore blood flow in ischemic stroke patients safely and effectively. Other factors include its ease of use, price and adequate third party reimbursement. We believe that we compete favorably with respect to these factors, although there can be no assurance that we will be able to continue to do so in the future or that new devices or medical therapies that perform better than the Merci Retrieval System will not be introduced. We believe that our continued success depends on our ability to:

- continue to enhance the safety, efficacy and ease of use of the Merci Retrieval System;

- successfully market and sell the Merci Retrieval System;

- assist in the development of a more interventional approach to acute stroke care in the United States;

- attract and retain skilled scientific and sales personnel;

- obtain and enforce patents or other protection for our products;

- obtain and maintain regulatory approvals;

- maintain adequate levels of reimbursement; and

- manufacture the Merci Retrieval System in commercial quantities.

The market for medical devices is highly competitive, dynamic and marked by rapid and substantial technological development and product innovations. Our products compete directly against other interventional products, which either alone or in combination with drugs, retrieve, dissolve or clear clots. These products are manufactured by competitors such as Balt, Chestnut, EKOS, ImaRx, Penumbra and Phenox. Other actual or potential competitors include very large and well known medical device manufacturers, such as Abbott Laboratories, Boston Scientific, Cook, ev3, Johnson & Johnson, Medtronic, Micrus and Terumo which manufacture neurovascular stents, balloons and other devices that are deployed in the cerebral arteries, and

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which have the resources and expertise to potentially develop clot retrieval devices or other devices for treating ischemic stroke. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Our competitors may develop and commercialize a product that is safer and more effective than ours which could render our products obsolete and adversely affect our sales and business.

We also compete indirectly with non-device treatments for ischemic stroke, primarily with lytics. In the United States we compete against Genentech, which manufacturers the lytic Activase, and in Europe against Boehringer Ingelheim, which manufactures the lytic Actilyse. Other potential competitors include smaller pharmaceutical companies such as Paion, which manufactures a lytic that is currently undergoing clinical study for use in ischemic stroke patients from three to nine hours after symptom onset. If any of the pharmaceutical companies successfully develops a drug that causes blood clots to dissipate and in the process restores blood flow in the vessel, sales of our products would be significantly and adversely affected.

Because of the size of the stroke market opportunity, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively develop and promote their products. New product developments that could compete with us are likely because the stroke market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than the Merci Retrieval System. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of safety, efficacy, performance, ease of use, brand and name recognition, reputation and price. The Merci Retrieval System may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Research and Development

As of June 29, 2007, we had eight employees in our research and development department including a vice president of research and development. The major focus of this group is to design and develop new devices for treating patients suffering from an ischemic stroke. Future research and development efforts will involve continued enhancements to the Merci Retrieval System, with the goal of making the system more effective and easier to use. We will also explore the development of other neuro interventional products that can be derived from our core technology platform and intellectual property. Our research and development team works together with our marketing team to set development priorities and to investigate new products based on communicated customer needs. Research and development expenses for fiscal years 2004, 2005, 2006 and for the six month period ended June 29, 2007 were $4.7 million, $3.1 million, $3.6 million, and $1.5 million, respectively. We expect research and development efforts and expenses to increase in absolute dollar terms but to decrease as a percentage of revenue as we enhance the capabilities of the Merci Retrieval System and explore new products, applications and indications for our technology.

Manufacturing

We manufacture the Merci Retrieval System with components supplied by external suppliers. Using these components we then assemble, inspect, test and package our devices. The packaged devices are sent to an external supplier for sterilization, and returned to us for final inspection and release. We then ship the released product to customers.

Purchased components and outsourced processes for our products are generally available from more than one supplier. However, due to relatively low volumes, we currently rely on a single supplier for most of our purchased components and outsourced processes. Of these single source suppliers, four are critical and would require significant time and effort to qualify alternative sources of supply. These critical items include our hydrophilic coatings, Microcatheter and Balloon Guide shafts, Retriever corewires and coils, and our outsourced sterilization service. We generally do not carry a significant inventory of these components. Establishing additional or replacement suppliers for any of the components or processes used in the products, if required, may not be accomplished quickly or at all and could involve significant additional costs. For example, we rely on a supplier to provide us with the hydrophilic coatings that we place on our catheters. We have not qualified an additional supplier for this coating and in the event we had to qualify an alternative supplier, it could cause a delay in our ability to manufacture our devices. With the exception of our supplier for our Microcatheter and Balloon Guide shafts, and our supplier for Retriever corewires, neither we nor our suppliers have a contractual obligation associated with the manufacturing relationship. Any supply interruption from our current suppliers, combined with a failure to obtain additional new suppliers, would limit our ability to manufacture our product and could have a material adverse effect on our business, financial condition and results of operations.

Order quantities and lead times for components purchased from outside suppliers are based on our forecasts derived from historical demand and anticipated future demand. Lead times for components may vary significantly depending on the size of the order, time required to fabricate and inspect the components, specific supplier requirements and current market demand for the components. To date, we have not experienced significant delays in obtaining any of our components.

To increase our production capacity for the Merci Retrieval System, we plan to move to a new facility in 2007, which will result in expanded manufacturing capabilities. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to manufacture the Merci Retrieval System to keep up with demand, or if we experience quality control issues, or difficulty achieving and maintaining compliance with applicable regulatory standards, we would not meet expectations for the growth of our business.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. We are required to manufacture our products in compliance with FDA's Quality System Regulation, or QSR. The QSR regulates extensively the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA and CDHS enforce the QSR through periodic and potentially unannounced inspections that may include the manufacturing facilities of our suppliers. Our failure, or the failure of our suppliers, to maintain compliance with the QSR requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We could also be subject to injunctions, product seizure and civil or criminal penalties. We have opted to maintain quality management system registrations appropriate to enable us to market our products in Canada, the European Union Member states, the European Free Trade Association member countries and countries which have entered into Mutual Recognition Agreements with the European Union. Our Shorebird Way facility is currently registered to ISO 13485 requirements and quality system requirements in Annex II of the European Medical Device Directive (93/42/EEC) as implemented into the respective laws and regulations of the European Union Member States. These standards specify the requirements necessary for a quality management system to consistently provide a product that meets or exceeds customer requirements. They also include processes for continual improvement of the system which are required in order to obtain a CE Marking of Conformity, or CE Marking, to sell medical devices within the European Union. We plan to maintain our registration status when we move to our new manufacturing facility in 2007. We cannot assure that we comply, nor that we will continue to comply, with all applicable manufacturing regulations.

Patents and Proprietary Technology

In order to remain competitive, we must develop and maintain protection on the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of July 31, 2007 we had ten issued U.S. patents and six issued international patents, mainly covering our Merci Retrieval System and its procedure. In addition, as of July 31, 2007 we had 16 pending U.S. patent applications and six pending international patent applications. Of our ten issued U.S. patents, one expires in 2016, one expires in 2018, one expires in 2020, four expire in 2021 and three expire in 2022. Our six issued international patents expire in 2017. Our pending U.S. and international patent applications, if issued, will expire between 2017 and 2027. We intend to file for additional patents to strengthen our intellectual property rights.

We license intellectual property from third parties. We have licensed patents and related intellectual property from Biocoat for the application of hydrophilic coatings on our Merci Retrieval System. We pay Biocoat a royalty on net sales of certain of our products under the agreement. Our agreement with Biocoat will terminate in December 2009. We have also licensed patents and related intellectual property from The Regents of the University of California, or The Regents, for methods and systems of clot capture coils in the field of endovascular embolectomy. We pay The Regents license fees and a royalty on net sales of certain of our products. Our agreement with The Regents will terminate upon the expiration of the last licensed patent.

All employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of the Merci Retrieval System or obtain and use information that we regard as proprietary.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that have been issued or might be issued will protect our intellectual property rights. Any patents issued to us may be challenged by third parties as being invalid, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Occasionally, we may learn about patents owned by third parties that appear to have claims relevant to the Merci Retrieval System and may seek to enter into negotiations for the assignment or license of rights relating to those patents. Our industry has been characterized by frequent and extensive intellectual property litigation. Our competitors or other patent holders may assert that our Merci Retrieval System and the methods employed in the Merci Retrieval procedure are covered by their patents. For example, we are aware of a family of patents referred to as the Jervis patents relating to the use of nitinol technology, owned by Medtronic. The Jervis patents were acquired by Medtronic from Raychem in 1996. Medtronic has significantly greater financial resources than we do to pursue patent litigation and could choose to assert the Jervis patents against us at any time.

An adverse determination in litigation or interference proceedings to which we may become a party relating to any of the above patents or any other patents could subject us to significant liabilities to, or require us to seek licenses from, third parties. Furthermore, if we are found to willfully infringe these patents, we could, in addition to other penalties, be required to pay treble damages. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign the Merci Retrieval System to avoid infringement. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the Merci Retrieval System, which would have a significant adverse impact on our business.

Government Regulation

The Merci Retrieval System is a medical device subject to extensive and rigorous regulation by the FDA, as well as other federal and state regulatory bodies in the United States, and laws and regulations of other foreign authorities in other countries. The FDA extensively regulates medical devices under the authority of the federal Food, Drug, and Cosmetic Act, or FDCA, and the regulations promulgated under the FDCA. We currently market our product in the United States under a 510(k) clearance for restoring blood flow in ischemic stroke patients by removing blood clots. This means that our product may not be marketed for any other use without additional clearances from the FDA. The FDCA and the implementing regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

- product design, development and manufacture;
- product safety, testing, labeling and storage;

- premarketing clearance or approval;

- record keeping procedures;

- product marketing, sales and distribution; and

- post marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

FDA's Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a premarket approval, or PMA, from the FDA. Medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute our device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life sustaining, life supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval. The Merci Retrieval System devices are currently classified as Class II.

510(k) Clearance Pathway. When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA application. By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer and clearance is never assured. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that our device, or its intended use, is not substantially equivalent to a previously cleared device or use, the FDA will place our device, or the particular use, into Class III. In addition, in certain instances an advisory panel of experts from outside the FDA may be convened to review and evaluate the 510(k) submission and provide recommendations to the FDA as to the approvability of our device. In February 2004 a panel was convened to review the original Merci Retrieval System.

Premarket Approval Pathway. A PMA application must be submitted to the FDA if our device cannot be cleared through the 510(k) process. The PMA application process is much more costly, lengthy and uncertain than the 510(k) premarket notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling information to demonstrate to the FDA's satisfaction the safety and effectiveness of our device.

After a PMA application is submitted and the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA has 180 days to review an "accepted" PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of our device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. When the FDA has reviewed the data and other information submitted in support of approval, and is satisfied that our device is safe and effective, it will provide a notice of approval to the applicant and publishes the notice on the Internet. If the FDA's evaluation is favorable, the PMA is approved, and our device may be marketed in the United States. The FDA may approve the PMA with postapproval conditions intended to ensure the safety and effectiveness of our device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long term follow up data from patients in the clinical study that supported PMA approval. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, new PMA applications or PMA application supplements are required for significant modification to the manufacturing process, labeling or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from our device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials. Clinical trials are almost always required to support a PMA application and are sometimes required for 510(k) clearance. A clinical trial was required by the FDA for the original Merci Retrieval System 510(k) clearance. All clinical trials of investigational devices in the United States must be conducted in compliance with the FDA's requirements for such studies, and generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test our device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients and study centers unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate IRBs at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Clinical trials must be conducted with the oversight of an IRB at the relevant clinical trial sites and in accordance with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients' informed consent that complies with both FDA requirements and state and federal privacy regulations. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of our device, or may otherwise not be sufficient to obtain clearance or approval of the product. Similarly, in Europe clinical studies must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation. After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

- the FDA's QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off label uses;

- clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

- medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

- post market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for our device.

After a device receives 510(k) clearance or PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. We have modified various aspects of our Merci Retrieval System since receiving regulatory clearance, for which we have not sought new clearances, based on our belief that new 510(k) clearances are not required for these modifications. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines, penalties and warning letters.

The MDR regulations require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. As of June 30, 2007, we have submitted 82 MDRs. In 56 cases the tip of our device fractured, and in 22 cases a vessel was believed to have been dissected or perforated where we could not rule out our device as the cause. In three other cases the balloon in our Balloon Guide was reported to deflate too slowly and in one case the balloon in our Balloon Guide was reported to have detached.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services. We are subject to unannounced inspections by the FDA and California Department of Health Services to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. Our current facility was inspected by the FDA in September 2005, and no observations were noted. We believe that we are in substantial compliance with the QSR.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

- warning letters, fines, injunctions, consent decrees and civil penalties;
- repair, replacement, refunds, recall or seizure of our products;
- operating restrictions, partial suspension or total shutdown of production;
- refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
- withdrawing 510(k) clearance or premarket approvals that have already been granted; and
- criminal prosecution.

Regulatory System for Medical Devices in Europe

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval and the requirements may be different.

The European Union, or the E.U., consists of 27 member states and has a coordinated system for the authorization of medical devices. The E.U. Medical Devices Directive, or MDD, sets out the basic regulatory framework for medical devices in the E.U. This directive has been separately enacted in more detail in the national legislation of the individual member states of the European Union.

The system of regulating medical devices operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that our device has a *Certificat de Conformité.* There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction. The means for achieving the requirements for a CE mark varies according to the nature of our device. Devices are classified in accordance with their perceived risks, similar to the U.S. system. The class of a product determines the requirements to be fulfilled before a CE mark can be placed on a product, known as a conformity assessment. Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a *Certificat de Conformité*, our device can be sold throughout the European Union without further conformity assessments being required in other member states. We use KEMA Medical, a Notified Body based in the Netherlands, to assess our products. Certification for our system was first obtained in January 2003, allowing us to apply the CE mark to our products and to sell them throughout the European Union. As of July 31, 2007, we have certification for our X-series retrievers, our L5 retriever, our Balloon Guides and our Microcatheters. In July 2007, we were inspected by KEMA Medical to determine our compliance with ISO and Canadian standards and quality standards

applicable to medical device manufacturers who sell medical devices in Europe. KEMA Medical did not note any observations of noncompliance.

Regulatory System for Medical Devices in Japan

In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labour and Welfare, or MHLW. The approval process identifies a Marketing Authorization Holder, or MAH, who is designated as the only authorized seller of products. Manufacturers of medical devices outside of Japan who do not operate through a Japanese entity are able to designate a MAH who will apply for product approval and take responsibility for the medical device as designated. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process ranges in length and certain medical devices may require a longer review period for approval. Once a device is approved, the MHLW issues a shonin to the MAH or designated MAH, thereby permitting such entity to import our device into Japan for sale.

After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses, and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties; recall or seizure of our products; operating restrictions; partial suspension or total shutdown of sales in Japan; or criminal prosecution.

As of this date, our devices are not approved for importation and commercial sale in Japan.

Fraud and Abuse

We may directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including but not limited to, anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General, or OIG, has issued a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Employees

As of June 29, 2007, we had 81 employees, including 16 employees in direct production, 15 employees in production overhead and quality assurance, 28 employees in sales and marketing, five employees in clinical and regulatory affairs, nine employees in general and administrative functions, and eight employees in research and development. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel. None of our U.S. based employees are represented by a labor union or are parties to a collective bargaining agreement. We have one direct sales person based in France who is required by statute to be covered under a collective bargaining agreement.

Facilities

Our principal executive offices and our manufacturing operations are currently located in an approximately 21,800 square foot facility at 1380 Shorebird Way, in Mountain View, California. We have leased this facility through December 2008.

In April 2007 we signed a sublease for an approximately 62,000 square foot facility located at 301 East Evelyn Avenue, in Mountain View, California. We plan to move our executive offices and manufacturing operations to this facility in 2007. We have subleased this facility through August 2012 and believe that these premises are adequate for our current and future needs.

Litigation

We are not party to any material pending or threatened litigation.

PRODUCT ADVISORY BOARD

The members of our product advisory board, none of whom are our officers or employees, provide us with advice and assistance on various matters regarding the treatment of vascular disease. We consider our advisory board members to be opinion leaders in their respective fields, and they offer us advice and feedback regarding the following:

- unmet needs and opportunities;

- clinical feedback on existing products;

- assessment of new technologies and their applications; and

- assessment of new clinical applications.

As of June 29, 2007, our Product Advisory Board consisted of the following members:

Name	Position and Affiliation
Naveed Ahktar, MD	Interventional Neuroradiologist St Luke's Hospital Kansas City, MO
Blaise Baxter, MD	Director of Neurointerventional Radiology Erlanger Medical Center Chattanooga, TN
George Shanno, MD	Neurologist and Neurosurgeon South West Washington Medical Center Vancouver, WA
Rishi Gupta, MD	Assistant Professor of Neurology Division of Cerebrovascular Diseases Director, Neuroendovascular Service Michigan State University/Sparrow Health System Lansing, MI
Raymond Weir, MD	Assistant Professor of Radiology University of Texas Houston, TX

We have entered into product advisory board agreements with each of the members of our product advisory board. Our advisory board members are compensated for attending product advisory board meetings at a rate of $2,000 per meeting in person and $250 per meeting through telephone conference call. In addition, the advisory board members are reimbursed for certain of their out of pocket expenses incurred in connection with company related business. We expect to continue our efforts to recruit additional members for our product advisory board.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of August 15, 2007:

Name	Age	Position
Gary A. Curtis	60	President, Chief Executive Officer and Director
Andrew Chmyz	40	Chief Financial Officer and Vice President of Corporate Development
Bart J. Balkman	48	Vice President of Sales
Andrew R. Gordon	54	Vice President of Marketing
Salvatore C. Lazzara	47	Vice President of Quality Assurance
John H. Miller	43	Vice President of Research and Development
Robert A. Nicholas	44	Vice President of Operations
Tim A. Ridout	40	Vice President of Finance
Kirsten L. Valley	44	Senior Vice President of Operations and Regulatory Affairs
Robert W. Thomas(1)	46	Chairman of the Board of Directors
Ryan D. Drant(2)	36	Director
Erik T. Engelson(1)	47	Director
Hanson S. Gifford, III(2)(3)	46	Director
Lonnie M. Smith(3)	63	Director
Edward W. Unkart(1)	57	Director
Charles M. Warden(2)	39	Director

(1) Member of our audit committee.

(2) Member of our compensation committee.

(3) Member of our nominating and governance committee.

Executive Officers

Gary A. Curtis has served as our President and Chief Executive Officer since July 2002 and as a member of our board of directors since September 2002. From February 1998 until June 2002, Mr. Curtis served as President and Chief Executive Officer of RadioTherapeutics, a developer of radio frequency devices for soft tissue ablation, which was acquired by Boston Scientific. From March 1996 until April 1998, Mr. Curtis served as Executive Vice President and served on the board of directors of Fusion Medical Technologies, a developer of products to control bleeding, which was acquired by Baxter International. From January 1994 until February 1996, Mr. Curtis served as Executive Vice President of Sales and Marketing and served on the board of directors of Biometric Imaging, a developer of in vitro diagnostic systems, which was acquired by Becton Dickenson. Mr. Curtis received a B.A. in Biology from the University of California, San Diego.

Andrew Chmyz has served as our Chief Financial Officer since April 2005. He has also served as our Vice President of Corporate Development since April 2007, and previously as our Vice President of International from November 2005 until April 2007. Mr. Chmyz held various positions at Marimba, an information technology company, including Vice President and Chief Financial Officer from February 2003 until July 2004 when Marimba was acquired by BMC Software. He served at Marimba as Acting Vice President of Finance and Chief Financial Officer from July 2002 until February 2003, and as Director of Finance and Investor Relations from April 2002 until July 2002. From September 1999 until March 2002, Mr. Chmyz served as Corporate Controller of Homestead Technologies, a website software and hosting company. Mr. Chmyz received a B.A. in Political Science from Yale University and an M.B.A. from Santa Clara University.

Bart J. Balkman has served as our Vice President of Sales since July 2002. From April 1999 until July 2002, Mr. Balkman served as Vice President of Sales for Accumetrics, a developer of platelet diagnostics, which was acquired by Radiometer A/S in July 2001. Mr. Balkman received a B.S. in Marketing from Oklahoma State University, Stillwater and completed the sales management program at Columbia University.

Andrew R. Gordon has served as our Vice President of Marketing since January 2007. From November 2006 until December 2006, Mr. Gordon served as Director of Global Strategic Marketing for the Endovascular Technologies division of Abbott Vascular, a developer of endovascular products. From December 1997 until November 2006, Mr. Gordon served as Director of Global Marketing for the Endovascular Solutions division of Guidant, a developer of endovascular products. Mr. Gordon received a B.S. in English from Dickinson College and an M.B.A. from Arizona State University, Tempe.

Salvatore C. Lazzara has served as our Vice President of Quality Assurance since March 2000. Previously, Mr. Lazzara served as our Vice President of Operations from May 2002 until December 2005. From February 1998 until March 2002, Mr. Lazzara served as Director of Quality Assurance for Corvascular, a developer of pharmaceutical products for cardiac surgery. From October 1997 until February 1998, Mr. Lazzara served as Director of Regulatory Affairs and Quality Assurance for Decibel Instruments, a developer of hearing aids and audiometers. Mr. Lazzara received a B.S. in Engineering from Brown University and an M.S. in Electrical Engineering and Applied Physics from Case Western Reserve University.

John H. Miller has served as our Vice President of Research and Development since November 2005. Previously, Mr. Miller served as our Program Manager for the Ischemic Stroke Group from March 2000 until March 2002 and as our Director of Research and Development from March 2002 until November 2005. From April 1998 until March 2000, Mr. Miller served as a Senior Project Engineer for Corvascular, a developer of a combinational drug and device approaches to cardiac surgery. Mr. Miller received a B.S. in Mechanical Engineering from the University of Utah, Salt Lake City.

Robert A. Nicholas has served as our Vice President of Operations since April 2007. Mr. Nicholas served as our Senior Director of Operations from November 2006 until March 2007 and as our Director of Operations from August 2002 until November 2006. From October 2001 until July 2002, Mr. Nicholas served as the General Manager of West Coast Operations for Medsource Technologies, a contract medical device OEM manufacturer, which was acquired by Accellent (formerly UTI) in June 2004. Mr. Nicholas received an A.S. in Design and Drafting Technologies from the College of San Mateo.

Tim A. Ridout has served our Vice President of Finance since August 2006. Mr. Ridout previously, held two positions at Cenzic, a security software company, including Corporate Controller from January 2002 until June 2005 and Vice President of Finance & Administration from June 2005 until August 2006. Mr. Ridout held several positions at Geocast Network Systems, a data-broadcasting company, including Corporate Controller from May 1999 until November 2000 and Vice President of Finance from November 2000 until December 2001. Mr. Ridout is a certified public accountant and received a B.S. in Business Administration from California Polytechnic State University, San Luis Obispo.

Kirsten L. Valley has served as our Senior Vice President of Operations and Regulatory Affairs since November 2005. From June 2002 until November 2005, Ms. Valley served as our Vice President of Research and Development. From September 1998 until May 2002, Ms. Valley served as Vice President of Research, Development, Regulatory and Quality for RadioTherapeutics, a developer of radio frequency devices for soft tissue ablation, which was acquired by Boston Scientific in December 2001. Ms. Valley received a B.S. in Mechanical Engineering from the University of California, Davis.

Directors

Robert W. Thomas has served as a member of our board of directors since June 2007 and as Chairman of the board of directors since July 2007. From April 2000 until December 2005, Mr. Thomas served as the President and Chief Executive Officer and as a member of the board of directors of FoxHollow

Technologies, a medical device company, and from June 1998 until March 2000, Mr. Thomas served as its Vice President of Operations. Mr. Thomas received a B.A. in Economics from Ursinus College.

Ryan D. Drant has served as a member of our board of directors since November 1999. Mr. Drant is a General Partner at New Enterprise Associates, a venture capital firm, which he joined in 1996. Mr. Drant previously served on the board of directors of FoxHollow Technologies from February 1998 through June 2006. Mr. Drant received a B.A. in Political Science from Stanford University.

Erik T. Engelson has served as a member of our board of directors since November 1999. Mr. Engelson has served as President and Chief Executive Officer of Cierra, a medical device company that develops minimally invasive treatments for heart conditions, since September 2004. Mr. Engelson previously held several positions at Fluidigm, a manufacturer of medical monitoring technology, including Vice President Business Operations from June 2001 until August 2002 and Vice President Finance and Chief Financial Officer from August 2002 until August 2004. From November 1999 until June 2001, Mr. Engelson was a Venture Partner at Versant Venture Capital, a venture capital firm. Mr. Engelson received a B.S. in Microbiology and an M.S. in Bioengineering from the University of California, San Diego and has completed the Stanford Executive Program.

Hanson S. Gifford, III has served as a member of our board of directors since November 1999. Mr. Gifford is a founder and director of The Foundry, a medical device incubator, and has served as its President and Chief Executive Officer since July 1998. Mr. Gifford received a B.S. in Mechanical Engineering from Cornell University.

Lonnie M. Smith has served as a member of our board of directors since July 2007. Mr. Smith has served as the President and Chief Executive Officer of Intuitive Surgical, a medical device company, since May 1997 and as a director of Intuitive Surgical since December 1996. Mr. Smith received a B.S. in Electrical Engineering from Utah State University and an M.B.A. from Harvard Business School.

Edward W. Unkart has served as a member of our board of directors since July 2005. Since January 2005, Mr. Unkart has served as Vice President of Finance and Administration and Chief Financial Officer of SurgRx, a manufacturer of medical devices used in surgery. From June 2004 until December 2004, Mr. Unkart was an independent consultant. From May 2001 until May 2004, Mr. Unkart served as Vice President of Finance and Administration and Chief Financial Officer of Novacept, a manufacturer of medical devices for women's healthcare, which was acquired by Cytyc in March 2004. Mr. Unkart currently serves on the board of directors of XTENT and VNUS Medical Technologies, both medical device companies, and is the chairperson of both companies' audit committees. Mr. Unkart is a certified public accountant and received a B.S. in Statistics and an M.B.A. from Stanford University.

Charles M. Warden has served as a member of our board of directors since December 2003. Mr. Warden has served as a Managing Director of Versant Venture Capital since July 2004. From May 1996 until June 2004, Mr. Warden served in a variety of capacities at Schroder Ventures Life Sciences, a venture capital firm, including General Partner. Mr. Warden received a B.A. in Economics from Beloit College and an M.B.A. from Harvard Business School.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

We have eight directors on our board of directors. Our authorized number of directors is 11 but will be reduced to nine upon completion of this offering. We are actively searching for qualified candidates to add to our board of directors or to replace current members. We have determined that Messrs. Drant, Engelson, Gifford, Smith, Thomas, Unkart and Warden are independent under the Nasdaq rules. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three year terms as follows:

- Class I consists of Messrs. Curtis, Engelson and Gifford, whose term will expire at our annual meeting of stockholders to be held in 2008;

- Class II consists of Messrs. Drant, Unkart and Warden, whose term will expire at our annual meeting of stockholders to be held in 2009; and

- Class III consists of Messrs. Smith and Thomas, whose term will expire at our annual meeting of stockholders to be held in 2010.

This classification of the board of directors may delay or prevent a change of control of our company or our management. See "Description of Capital Stock — Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

Committees of the Board of Directors

Our board of directors has a standing audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee of our board of directors operates under a written charter adopted by our board of directors and is authorized to appoint our independent auditors, review our internal accounting procedures and financial statements, and consult with and review the services provided by our independent registered public accounting firm, including the results and scope of their audit. The audit committee is chaired by Mr. Unkart and also consists of Messrs. Engelson and Thomas, each of whom will be considered independent audit committee members, within the meaning of applicable Securities and Exchange Commission and Nasdaq rules, upon completion of this offering. Mr. Unkart is our audit committee financial expert, as currently defined under the Securities and Exchange Commission rules. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

The compensation committee of our board of directors operates under a written charter adopted by our board of directors and is authorized to review and recommend to our board of directors the compensation and benefits for our Chief Executive Officer and establish the compensation and benefits for our executive officers, administer our stock plans, and establish and review general policies relating to compensation and benefits for our employees. The compensation committee is chaired by Mr. Warden and also consists of Messrs. Drant and Gifford. Messrs. Drant, Gifford and Warden will be independent, within the meaning of applicable Securities and Exchange Commission and Nasdaq rules, upon completion of this offering. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee

The nominating and corporate governance committee of our board of directors operates under a written charter adopted by our board of directors and is responsible for:

- assisting the board in identifying prospective director nominees and recommending to the board of directors the director nominees for each annual meeting of stockholders;

- recommending members for each board committee;

- ensuring that the board is properly constituted to meet its fiduciary obligations to our company and the stockholders and that we follow appropriate governance standards;

- developing and recommending to the board governance principles applicable to our company; and

- overseeing the evaluation of the board and management.

The nominating and corporate governance committee is chaired by Mr. Smith and also consists of Mr. Gifford. Messrs. Gifford and Smith will be independent, within the meaning of applicable Securities and Exchange Commission and Nasdaq rules, upon completion of this offering. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and ethics. We have adopted a Code of Business Conduct and Ethics, or the Ethics Code, for our directors, officers (including our Chief Executive Officer and Chief Financial Officer) and employees. The Ethics Code reflects our values and the business practices and principles of behavior that support this commitment. We expect all directors, as well as officers and employees, to act ethically at all times. The Ethics Code satisfies Securities and Exchange Commission rules for a "code of ethics" required by Section 406 of the Sarbanes-Oxley Act of 2002, as well as the Nasdaq listing standards requirement for a "code of conduct." The Ethics Code will be available on our website at *www.concentric-medical.com* under "Company — Investor Relations — Corporate Governance." We will post any amendment to the Ethics Code, as well as any waivers that are required to be disclosed by the rules of the Securities and Exchange Commission or Nasdaq, on our website.

Board of Directors and Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Liability and Indemnification of Directors and Officers

Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the state of Delaware. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. On completion of this offering, we intend to have in place directors' and officers' liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

We plan to enter into indemnification agreements with our current and former directors and executive officers. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our amended and restated certificate of incorporation filed in connection with this offering provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the state of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION DISCUSSION AND ANALYSIS

One of the primary objectives of the compensation committee of our board of directors is to attract and retain talented, qualified executives to manage and lead our company. Compensation is comprised of a cash-based short-term salary component, adjusted annually by our compensation committee based on the individual performance of the executive, quarterly and annual incentive payments upon achievement of milestones or corporate objectives and a long term equity component providing long term compensation based on company performance. The long term component of our compensation is aimed at tying compensation levels to the generation of long term stockholder value. The goal of our compensation program is to be competitive with other companies in the medical device industry.

In 2006 and 2007, our Chief Executive Officer and our Chief Financial Officer proposed base salaries and bonuses for our executive officers which were reviewed by our compensation committee. The compensation committee recommended and the full board of directors approved the base salaries and bonuses. Our compensation committee also reviewed and recommended option grants for our executive officers to the full board of directors for approval and established the compensation of our Chief Executive Officer. We expect that following our initial public offering, our compensation committee will continue to review and recommend option grants for our executive officers for approval by the full board of directors and that it will consult with a compensation consultant to establish the compensation for our executive officers.

Our compensation committee relied on third party industry compensation surveys such as the Top 5 Survey and the Respected Venture Firm Portfolio Survey and their experience with other medical device companies to establish cash and equity compensation for our Chief Executive Officer and review the compensation proposed for our executive officers in 2006 and 2007. In determining the appropriate level of compensation our compensation committee focused on other comparable private companies within the medical device industry from data obtained in the Top 5 and Respected Venture Firm Portfolio Survey. Our compensation committee utilized this data to establish total compensation for our executive officers generally in a range between the 50th and 75th percentile of the compensation amounts provided to executives at comparable private companies listed in these surveys. In March 2007, our compensation committee retained Compensia, a compensation consulting company, to help our compensation committee evaluate our compensation philosophy and provide guidance to us in administering our compensation program in the future. Prior to March 2007, we did not engage a compensation consulting company to assist in setting executive compensation. Once we become a public company, we plan to have a compensation consulting company provide us with market data on a peer group of companies in the medical device industry and we intend to benchmark this information and other information obtained by the members of our compensation committee against the compensation we offer to ensure that our compensation program is competitive. We also plan to have a compensation consulting company provide market data to our compensation committee for their consideration in establishing annual salary increases and additional stock grants. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group, while considering the balance between short and long term incentives. Our compensation committee expects to continue to provide total compensation to our executive officers generally in a range between the 50th and the 75th percentile of the compensation amounts provided to executives at comparable companies.

Compensation Components

Executive compensation consists of the following:

Base Salary

Our management and compensation committee reviews the salaries of our executives annually in November of each year for the following year. We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable competitive market compensation for similar positions within the medical device industry. In 2006 and 2007, our Chief Executive Officer and our Chief Financial Officer proposed, and our compensation committee approved, adjustments in salaries based on individual performance during the prior calendar year and on cost of living adjustments, as appropriate. In 2006 and 2007, base salaries were benchmarked against data from the Top 5 survey and the Respected Venture Firm Portfolio Survey. For 2006, the salaries for our executive officers increased from 5% to 8% based on the results of individual performance reviews. For 2007, the salaries for our executive officers increased from 4% to 6% based on the results of individual performance reviews. The increases in base salaries in 2006 and 2007 were consistent with the annual salary increases represented in these surveys. Following our initial public offering, we expect our compensation committee to establish the base salaries for our executive officers in consultation with Compensia.

Non-Equity Incentive Programs

Our Chief Executive Officer, Gary A. Curtis, is eligible to receive non-equity incentive program payments based upon the achievement of certain company revenue milestones for fiscal years 2006 and 2007. In 2006, the maximum amount payable under this program was $150,000 and in 2007 the maximum amount payable is $150,000. Our compensation committee determines these revenue milestones at each annual review in January of each year and assesses his individual performance based on achievement of the revenue milestones at the end of the preceding year. The revenue milestones must be met by the end of the year in order for these incentive payments to be made. Our compensation committee believes that by establishing an annual incentive payment for Mr. Curtis based on the company's achievement of a revenue milestone, it has aligned his compensation with the interests of our stockholders. Mr. Curtis is currently eligible for a payment for 2007, and we expect that Mr. Curtis will continue to be eligible for similar incentive program payments going forward. In 2006 the Company did not achieve the revenue milestone and therefore Mr. Curtis was ineligible to receive any of the incentive payments. However, the compensation committee granted Mr. Curtis a discretionary bonus based his overall performance in contributing to the achievement of milestones, such as product development, clinical and revenue milestones, that contributed value to our company.

In February 2006, our board of directors approved our 2006 Cash Bonus Program. This program was developed by management, reviewed and revised by the compensation committee and approved by the full board of directors. It was established for all of our non-commissioned employees, including executives but excluding our Chief Executive Officer, Gary A. Curtis. The objectives of the program were to motivate and reward employees to help us achieve both short and long term corporate objectives, including product development, clinical milestones, regulatory approvals and marketing initiatives. Payments under this program were made quarterly, based upon goals that were established by management at the beginning of each quarter. For 2006, the payments targets were in an amount equal to 5% of quarterly base salary paid based upon the achievement of quarterly revenue targets, and an additional amount equal to 5% of quarterly base salary paid based upon milestone achievements. In addition to these quarterly payouts, at the end of the year there was an additional payout of 10% of annual base salary paid if we achieved an annual revenue target. Our compensation committee determined not to pay any bonuses on the annual revenue objective, 3.33% of base salary for the first quarter, 10% of base salary for the second quarter, 4.29% of base salary for the third quarter and 9.28% of base salary for the fourth quarter based upon achievement of corporate goals for each respective quarter.

In February 2007, our board of directors approved our 2007 Cash Bonus Program. This program was developed by management, reviewed and revised by the compensation committee and approved by the full board of directors. It was established for all of our non-commissioned employees, including executives but excluding our Chief Executive Officer, Gary A. Curtis. The objectives of the program are to motivate and reward employees to help us achieve both short and long term corporate objectives, including product development, clinical milestones, regulatory approvals and marketing initiatives. Payments under this program are made quarterly, based upon goals that are recommended by management and approved by the compensation committee at or around the beginning of each quarter. For 2007, the payments include an amount equal to 5% of quarterly base salary paid based upon the achievement of quarterly revenue targets, and an additional amount equal to 5% of quarterly base salary paid based upon milestone achievements. In addition to these quarterly payouts of up to 10% of quarterly base salary paid, at the end of the year there is an additional payout of 10% of annual base salary paid if we achieve an annual revenue target established by our compensation committee. The payout under this plan for the first quarter of 2007 was 4.4% of base salary for the first quarter and 5.0% of base salary for the second quarter. The milestones for the 2007 non-equity incentive program payments for the fourth quarter have not yet been determined by our compensation committee.

Stock Options

We believe that equity ownership in our company is important to provide our executive officers with long term incentives to build value for our stockholders. The options for our executives are granted by our board of directors at regularly scheduled meetings and the exercise price of our options is the fair market value of our stock based upon the good faith determination of our board of directors. For 2006, this good faith determination was additionally informed by, and relied significantly upon, a valuation report prepared by an independent third party valuation consultant that was delivered to the board of directors in February 2006. During 2007, the board has received outside valuation reports prepared by an independent valuation consultant at each and every grant date, and has relied on those reports to set fair market value. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of grant. Each executive officer was initially provided with an option grant when they began employment with us based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the option grant. These grants are exercisable before they are fully vested, but any shares so exercised would be subject to our right of repurchase until they would otherwise have been vested. Our options vest over four years to compensate executives for their contribution over a period of time. As we increased the number of outstanding shares from our financing activities in the past, we granted additional options on a four year vesting schedule to offset the dilution caused by these financings.

In addition to the initial option grants, our compensation committee recommends, and our board of directors grants, additional options to retain our executives based upon the combination of the achievement of corporate goals and strong individual performance. Options are granted based on a combination of individual contributions to our company and on general corporate achievements, including clinical trial enrollment, product development, sales growth and corporate financing. Additional option grants are not communicated to executives in advance and generally vest monthly over a period of four years. These grants are exercisable before they are fully vested, but any shares so exercised would be subject to our right of repurchase until they would otherwise have been vested. In the future, when we hire a new executive, we will provide such executive with an initial option grant for a number of shares that represents a percentage stock ownership level in our company that is consistent with their position with us and their relevant experience. In addition, when providing initial option grants in the future to our executives, we expect to assess the data that we receive from our compensation consultant for comparable companies in the medical device industry and information we receive from third party compensation surveys to target option grants in a range between the 50th and 75th percentile of the levels at such comparable companies. On an annual basis, our compensation committee will assess the appropriate individual and corporate goals for this executive and provide additional option grants based upon the achievement by the executive of both individual and corporate goals. We expect that we will continue to provide new employees with initial option grants in 2007 to provide long term compensation incentives and will continue to rely on performance-based and retention grants in 2007 to provide additional incentives for current employees. Additionally, in the future our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance based awards.

Option Acceleration Upon a Change of Control

We entered into change of control agreements with our employees who generally hold the position of director level or above. Our compensation committee believes that consideration of a change of control could be a distraction to an employee and could cause an employee to consider alternative employment opportunities. In order to ensure the continued dedication and objectivity of an employee, notwithstanding the possibility of a change of control, the compensation committee has decided to provide those employees who generally hold the position of director level and above with acceleration of options upon a change of control. See — "Compensation Discussion and Analysis — Potential Payments Following a Change of Control."

Sales Commission

Bart J. Balkman, our Vice President of Sales, was compensated according to our 2006 Sales Commission Plan, in which he earned commissions by achieving certain quarterly sales quotas for sales in the United States, Canada and Mexico. The 2007 Sales Commission Plan is structurally similar to the 2006 Sales Commission Plan, providing Mr. Balkman with commissions based upon quarterly sales quotas in the same territories. The plans differ only by sales quotas thresholds and commission rates.

401(k) Plan

We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of our eligible employees. Employees eligible to participate in our 401(k) Plan are those employees who have attained the age of 21. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. We may, but have not matched employee contributions or made discretionary contributions to the 401(k) Plan. An employee's interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code, as amended. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Paid Time Off

Our executive officers receive a guaranteed amount of paid time off, or PTO. Executive officers receive an annual grant of 18 days of PTO for the first three years of service. Executive officers receive an annual grant of 20 days of PTO for the fourth year of service. Each year thereafter, executive officers receive an additional day of PTO for their annual grant for each year of continued service. Executive officers may only accrue up to 1.75 times their respective annual grant amount. While actively employed by us, executive officers are not entitled to payment of their accrued benefit. Upon termination, they are entitled to payment of their accrued benefit under this PTO program.

Compliance with Internal Revenue Code Section 162(m)

As a result of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, we will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any one year. This limitation will apply to all compensation paid to the covered executive officers which is not considered to be performance-based. Compensation which does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation.

Section 162(m) of the Code did not affect the deductibility of compensation paid to our executive officers in 2006 and it is anticipated it will not affect the deductibility of such compensation expected to be paid in the foreseeable future. The compensation committee will continue to monitor this matter and may propose additional changes to the executive compensation program if warranted.

2006 Summary Compensation Table

The following table sets forth summary compensation information for the fiscal year ended December 31, 2006 for our Chief Executive Officer, Chief Financial Officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Year	Salary(1)	Bonus	Option Awards(3)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Gary A. Curtis . . . . *President, Chief Executive Officer and Director*	2006	$325,259(2)	$18,000	$219,608	$ —	$ 1,032(5)	$563,899
Andrew Chmyz . . . . *Chief Financial Officer and Vice President of Corporate Development*	2006	230,974	—	112,405	16,206(4)	216(5)	359,801
Kirsten L. Valley . . . . *Senior Vice President of Operations and Regulatory Affairs*	2006	223,042	—	68,208	15,534(4)	240(5)	307,024
Bart J. Balkman . . . . *Vice President of Sales*	2006	178,190	—	35,186	—	88,007(6)	301,383
Salvatore C. Lazzara . . . . *Vice President of Quality Assurance*	2006	181,800	—	56,086	12,653(4)	360(5)	250,899

(1) Includes any amount of salary deferred under the 401(k) Plan otherwise payable in cash during the year.

(2) Amount includes a payment of $2,384 made in January 2007 as a retroactive salary payment for Mr. Curtis.

(3) Amounts represent the dollar amount of compensation expense recognized by us in 2006 related to grants of stock options in 2006 and prior years in accordance with SFAS 123R and APB25. Amounts include compensation expense recognized with respect to awards granted in prior years, as well as those granted, if any in the 2006 fiscal year. See Note 10, "Stock Options," to our financial statements included elsewhere in this prospectus, which describes the assumptions made in the valuation of our options under SFAS 123R, except that, for the purposes of the amount shown, no forfeitures were assumed to take place.

(4) Amounts reported on "Non-Equity Incentive Plan Compensation" represent cash amounts paid under our 2006 Bonus Program.

(5) Represents amounts representing group term life insurance premiums paid by us.

(6) Represents $360 for group term life insurance premiums and $87,647 in sales commissions earned by Mr. Balkman under our sales commission plan for the achievement of specific commission targets and shipment revenue quotas.

Grants of Plan-Based Awards in 2006

The following table lists grants of plan-based awards made to our named executive officers in 2006 and the related grant date fair value of the options awards made to our named executive officers in 2006 in accordance with SFAS 123R.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options(2)	Exercise or Base Price of Option Awards(2)	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold	Target	Maximum			
Gary A. Curtis	1/9/2006	$ —	$36,000	$150,000			
	2/9/2006				150,000	$0.78	$62,820
Andrew Chmyz	2/27/2006	—	23,243	46,485			
	2/9/2006				100,000	0.78	41,880
	6/16/2006				100,000	0.78	72,370
Kirsten L. Valley	2/27/2006	—	22,279	44,558			
	6/16/2006				100,000	0.78	72,370
Bart J. Balkman	2/9/2006				50,000	0.78	20,940
Salvatore C. Lazzara	2/27/2006	—	18,166	36,332			
	2/9/2006				50,000	0.78	20,940

(1) Payment at target levels were established at 10% of salary and payment at maximum levels, at 20% of salary.

(2) Options were granted under our 1999 Stock Plan and were made while no public market existed for our common stock. The exercise price of such options was the fair market value of our common stock on the date of grant as determined by our board of directors based significantly on a third party valuation firm's report.

(3) In the case of options awarded, amounts represent the grant date fair value of the awards as prescribed under SFAS 123R. Note 10, "Stock Options," to our financial statements included elsewhere in this prospectus, describes the assumptions made in the valuation of our options under SFAS 123R, except that, for the purposes of the amount shown, no forfeitures were assumed to take place.

Equity Incentive Awards Outstanding as of December 31, 2006

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Option Exercise Price	Option Expiration Date	Vesting Commencement Date	Number of Shares or Units of Stock that Have Not Vested(4)	Market Value of Shares or Units of Stock that Have Not Vested(5)
Gary A. Curtis				1/1/2004(3)	270,834	$381,876
	100,000	0.25	7/14/2015	6/1/2005(2)		
	150,000	0.78	2/8/2016	1/1/2006(2)		
Andrew Chmyz.	610,000	0.25	4/20/2015	4/11/2005(3)		
	100,000	0.78	2/8/2016	1/1/2006(2)		
	100,000	0.78	6/15/2016	6/16/2006(2)		
Kirsten L. Valley.	260,000	0.10	5/31/2014	6/1/2004(2)		
	100,000	0.50	11/29/2015	11/30/2005(2)		
	100,000	0.78	6/15/2016	6/16/2006(2)		
Bart J. Balkman				6/1/2004(2)	60,000	84,600
	50,000	0.78	2/8/2016	1/1/2006(2)		
Salvatore C. Lazzara	10,000	0.06	1/21/2012	1/22/2002(3)		
	96,667	0.06	9/17/2012	5/7/2002(3)		
	250,625	0.10	5/31/2014	6/1/2004(2)		
	50,000	0.78	2/8/2016	1/1/2006(2)		

(1) All options held by our named executive officers may be early exercised and consequently there are no unexercisable options.

(2) The shares underlying this option vest $\frac{1}{48}$ per month following the vesting commencement date.

(3) 25% of the shares underlying this option vest on the one year anniversary of the vesting commencement date and $\frac{1}{48}$ per month thereafter.

(4) The shares issued pursuant to the stock awards below were issued pursuant to the exercise of early-exercise stock options to purchase shares of our common stock. These shares are subject to our right of repurchase that lapses $\frac{1}{48}$ per month.

(5) The market value of stock reported is computed by multiplying the estimated price of our common stock as of December 31, 2006, which is $1.41 per share, by the number of shares or units of stock that have not been vested.

Aggregated Option Exercises and Stock Vested

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock during 2006 for each of our named executive officers on an aggregated basis based on the assumed share price of $1.41 per share as of December 31, 2006.

Name	Number of Shares Exercise	Value Realized on Exercise	Number of Shares Vesting on Stock Award	Value Realized on Vesting of Stock Award
Gary A. Curtis	—	—	486,980	$422,423
Bart J. Balkman	—	—	89,584	83,338
Andrew Chmyz	—	—	—	—
Salvatore C. Lazzara	—	—	—	—
Kirsten L. Valley	—	—	43,750	59,063

Potential Payments Following a Change of Control

The following summaries set forth potential payments payable to our executive officers and other employees upon termination of employment following a change of control of us under their current change of control agreements with us. The compensation committee of our board of directors may, at their discretion, amend or add benefits to these arrangements as they deem advisable.

Executive Officers

Except for Gary A. Curtis, we have entered into the same change of control agreements with each of our employees, generally at the level of director or above, that provide for certain benefits upon a change of control. Upon a change of control, regardless of whether a covered employee's employment is terminated, 50% of the unvested options held by the employee will become fully vested. Additionally, in the event that a covered employee's employment with us terminates as a result of an "involuntary termination" at any time within 24 months following a change of control, all options held by the employee will become fully vested and any right we may have to repurchase any shares held by the employee will lapse.

For the purpose of our change of control agreements, "change of control" means:

- any merger or consolidation of us with any other corporation that would result in our voting securities outstanding immediately prior to such transaction no longer continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power of the surviving entity outstanding immediately after such merger or consolidation;

- a change in the composition of our board of directors which results in less than a majority of the directors currently serving on our board, or directors nominated or elected by at least a majority of our currently serving directors, to continue to be members of our board of directors; or

- any person becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities.

For the purpose of our change of control agreements, "involuntary termination" means:

- a material reduction or change in the duties, responsibilities and requirements of the employee's duties relative to the employee's duties, responsibilities and requirements in effect immediately prior to such reduction;

- any reduction in the in the employee's total compensation;

- the relocation of the employee to a facility or a location more than 50 miles from his current location; or

- any purported termination of the employee which is not effected as a result of the employee's (i) gross negligence or willful misconduct in the performance of the employee's duties that is likely to cause material damage to us, (ii) repeated unexplained or unjustified absence, (iii) material and willful violation of state or federal law, (iv) commission of any act of fraud against us, or (v) conviction of a felony or a crime involving moral turpitude which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business.

Based on the assumed share price of $1.41 per share as of December 31, 2006, and the number of options and shares held by each of our executive officers that were unvested as of December 31, 2006, we estimate the value of acceleration of the options and shares held by each executive officer to be as follows:

Name	Value of Accelerated Options and Shares Assuming Change of Control	
	With Involuntary Termination	Without Involuntary Termination
Bart J. Balkman	$102,881	$ 51,441
Andrew Chmyz	516,456	258,228
Salvatore C. Lazzara	156,919	78,459
Kirsten L. Valley	249,204	124,602

Gary A. Curtis

We have entered into a different change of control agreement with Gary A. Curtis, our President and Chief Executive Officer, that provides for all options held by him to become fully vested and any right we may have to repurchase any shares held by him to lapse in the event that Mr. Curtis' employment with us terminates as a result of his involuntary termination at any time after a change of control.

As used in Mr. Curtis' change of control agreement, an Earn Out means any consideration to be paid to us or our stockholders following a change of control transaction which is based on the achievement of performance goals by us. Upon a change of control transaction which has a potential Earn Out payment, 50% of Mr. Curtis' unvested options will immediately vest. Upon payment of the Earn Out payment, Mr. Curtis will vest in his remaining unvested options. In the event of a change of control transaction without an Earn Out, all option held by Mr. Curtis will immediately vest in full.

The definitions for "involuntarily termination" and "change of control" discussed above for the change of control agreements with each of our other employees are identical to those included in our change of control agreement with Mr. Curtis.

Based on the assumed share price of $1.41 per share as of December 31, 2006, and the number of options and shares held by Mr. Curtis that were unvested as of December 31, 2006, we estimate the value of acceleration of these options and shares to be $250,068 assuming a change of control with an Earn Out payment and $500,137 assuming a change of control without an Earn Out payment. Upon Mr. Curtis' involuntary termination following a change of control, the value of the options and shares held by him would be equivalent to the value assuming a change of control with an Earn Out payment.

Employment Agreements

Employment with us is at-will. We do not have employment agreements with any of our executive officers.

1999 Stock Plan

Our board of directors adopted and our stockholders approved our 1999 Stock Plan in October 1999. Our board of directors has determined that upon the completion of this offering the 1999 Stock Plan will be terminated in accordance with its terms and no additional awards will be granted under the 1999 Stock Plan after such termination. However, the 1999 Stock Plan will continue to govern the terms and conditions of the outstanding awards granted under this plan.

Authorized Shares

A total of 16,528,928 shares of our common stock are authorized for issuance under the 1999 Stock Plan in respect of grants of incentive stock options, nonstatutory stock options and stock purchase rights. As of June 29, 2007, options to purchase a total of 7,338,231 shares of our common stock were issued and outstanding, and a total of 8,671,110 shares of our common stock had been issued upon the exercise of options granted under the 1999 Stock Plan, net of stock repurchases by the Company. All options granted are early exercise stock option grants.

Eligibility

Our 1999 Stock Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees and consultants and to our parent, affiliate and subsidiary companies' employees and consultants, and incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to our employees and to our parent and subsidiary companies' employees. Members of our board of directors are also eligible to participate in the 1999 Stock Plan.

Plan Administration

Our board of directors is authorized to administer the 1999 Stock Plan, but may delegate this authority to one or more committees. Our board may authorize one or more officers to grant awards under the 1999 Stock Plan. The authority of the administrator includes, but is not limited to, the designation of participants, the granting of awards, determination of the terms and conditions applicable to such awards (such as the shares subject to awards, applicable exercise prices, vesting conditions, vesting acceleration and transfer restrictions), prescribing rules and forms to facilitate administration and making all other determinations and interpretations under the 1999 Stock Plan, in each case subject to the terms of this plan.

Stock Options

The per share exercise price of stock options granted pursuant to the 1999 Stock Plan may not be less than 85% (in the case of nonstatutory options) or 100% (in the case of incentive stock options) of the fair market value of a share of our common stock on the date of grant and the term of any stock option granted under the plan may not exceed ten years. In addition, no incentive stock option may be granted under the plan to any person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our stock or the stock of certain of our affiliates unless the option exercise price is at least 110% of the fair market value of a share of our common stock on the date of grant and the term of the stock option does not exceed five years from the date of grant. Notwithstanding a stock option's designation as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which a participant's incentive stock options becomes exercisable for the first time during any calendar year exceeds $100,000, such excess will be treated as a nonstatutory stock option. In no event may a participant exercise a stock option later than the expiration date set forth in the applicable stock option agreement.

Stock Purchase Rights

Participants may be issued stock purchase rights in such amounts and on such terms and conditions as determined by the administrator. Stock purchase rights may be subject to restrictions on transferability, the right to repurchase shares upon a participant's termination and such other restrictions as the administrator may determine. These restrictions and rights may lapse separately or in combination and at such times, pursuant to such circumstances, in such installments, or otherwise, as the administrator determines. In addition, any participant who exercises an option prior to its vesting may be issued restricted shares subject to similar restrictions.

Transferability

Our 1999 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

Merger; Change of Control

In the event of certain corporate transactions and changes in our corporate structure or capitalization, the administrator shall make proportionate adjustments to (i) the aggregate number of shares issuable under the 1999 Stock Plan, (ii) the number of shares covered by each outstanding option or stock purchase right, and (iii) the grant or exercise price of each outstanding award under this plan. In addition, in the event of our merger or consolidation with or into another corporation, or a sale of substantially all of our assets, a successor corporation or its parent or subsidiary shall assume awards outstanding under the 1999 Stock Plan or substitute equivalent awards for each outstanding award. If the successor corporation and its parent and subsidiaries elect not to assume such awards or substitute equivalent awards, then such outstanding awards shall terminate.

Plan Amendment; Termination

Our board has the authority to amend, suspend or terminate the 1999 Stock Plan provided such action does not impair the existing rights of any participant. Our 1999 Stock Plan will automatically terminate in 2009, unless we terminate it sooner.

2007 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2007 Equity Incentive Plan in August 2007 to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our directors and the employees and consultants of our company or any parent or subsidiary of the company and to promote the success of our business. The 2007 Equity Incentive Plan became effective upon its adoption by our board of directors, but no awards will be granted under this plan until after the completion of this offering.

Authorized Shares

A total of 7,800,000 shares of our common stock have been reserved for issuance pursuant to the 2007 Equity Incentive Plan, of which no awards are issued and outstanding. The number of shares available for issuance under the 2007 Equity Incentive Plan will be annually increased on the first day of each of our fiscal years beginning in 2009, by an amount equal to the least of:

- 4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year;

- 10,000,000 shares; or

- such other amount as our board may determine.

Shares issued pursuant to awards under the 2007 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2007 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2007 Equity Incentive Plan.

Eligibility

Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees of the company and of certain of our parent and subsidiary corporations and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our directors and to employees and consultants of the company and of certain of our parent and subsidiary corporations. All grants under the 2007 Equity Incentive Plan will be made pursuant to written award agreements.

Plan Administration

The 2007 Equity Incentive Plan will be administered by our board which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as "performance-based compensation" within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended, or Code, the committee will consist of two or more "outside directors" within the meaning of Code section 162(m).

Subject to the provisions of our 2007 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award. The administrator also has the authority, subject to the terms of the 2007 Equity Incentive Plan, to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise price and terms, to construe and interpret the plan, to prescribe rules and to extend the post-termination exercisability of certain awards.

Awards

Stock Options.   The administrator may grant incentive and/or nonstatutory stock options under our 2007 Equity Incentive Plan. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term and vesting schedules of options granted under the 2007 Equity Incentive Plan are generally set by the administrator, provided that the term of an incentive stock option may not exceed ten years. Additionally, with respect to any participant who owns 10% or more of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, the term of such incentive stock option may not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. To the extent that the aggregate fair market value of the shares subject to an incentive stock option that become exercisable for the first time by an employee during any calendar year exceeds $100,000, such excess will be treated as a nonstatutory stock option. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. After the termination of service of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.   Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2007 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.   Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares lapse in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. Recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant without regard to vesting; provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted Stock Units.   Restricted stock units may be granted under our 2007 Equity Incentive Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance Units; Performance Shares. Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. Performance units or performance shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Transferability of Awards

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2007 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger; Change of Control

Our 2007 Equity Incentive Plan provides that in the event of a merger or change in control as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. Such award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendment; Termination

Our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the existing rights of any participant. Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner.

2007 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2007 Employee Stock Purchase Plan in August 2007. The 2007 Employee Stock Purchase Plan will become effective after the completion of this offering. Our executive officers and all of our other employees will be allowed to participate in our 2007 Employee Stock Purchase Plan. We believe that providing them the opportunity to participate in the 2007 Employee Stock Purchase Plan provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

The specific provisions of our 2007 Employee Stock Purchase Plan are as provided for below.

Authorized Shares

A total of 3,000,000 shares of our common stock will be made available for sale. In addition, our 2007 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2007 Employee Stock Purchase Plan on the first day of each of our fiscal years beginning in 2009, equal to the least of:

- 2% of the outstanding shares of our common stock on the first day of such fiscal year;

- 3,000,000 shares; or

- such other amount as may be determined by our board of directors.

Eligibility

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2007 Employee Stock Purchase Plan if such employee:

- immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

- holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Plan Administration

Our board of directors or its committee administers the 2007 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2007 Employee Stock Purchase Plan and determine eligibility to participate subject to the conditions of our 2007 Employee Stock Purchase Plan as described below.

Offering Periods

Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six month period commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year.

Limitations

Our 2007 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 3,000 shares during a six month purchase period.

Purchased Shares

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Transferability

A participant may not transfer rights granted under the 2007 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2007 Employee Stock Purchase Plan.

Merger; Change of Control

In the event of our merger or change of control, as defined under the 2007 Employee Stock Purchase Plan, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The plan administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Plan Amendment; Termination

Our 2007 Employee Stock Purchase Plan will automatically terminate in 2027, unless we terminate it sooner. The plan administrator has the authority to amend, suspend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2007 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2007 Employee Stock Purchase Plan.

Nonqualified Deferred Compensation

None of our named executive officers participate in nonqualified defined contribution plans or other deferred compensation plans maintained by us. Our compensation committee, which will be comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with nonqualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

2006 Director Compensation

Effective upon the closing of this offering, each of our non-employee directors will receive, for his or her service on our board of directors, an annual retainer of $20,000, with the exception of the chairperson of our board of directors who will receive an annual retainer of $40,000. Each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee will also receive, for his or her service in such capacity, an additional annual retainer of $12,000, $7,000 and $3,500, respectively. In addition, we will pay each non-employee director $1,500 for attending each board meeting and $500 for attending each committee meeting. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. In addition, we have in the past granted directors options to purchase our common stock pursuant to the terms of our 1999 Stock Plan. Our 2007 Equity Incentive Plan provides for the automatic grant of restricted stock units to our non-employee directors.

In the past, we granted directors options to purchase our common stock pursuant to the terms of our 1999 Stock Plan. Effective upon the closing of this offering, we will provide for grants of restricted stock units to our non-employee directors under our 2007 Equity Incentive Plan. Each non-employee director first appointed to the board after the completion of this offering will automatically receive upon appointment an initial grant of 45,000 restricted stock units, except for those directors who had previously been employees. These initial restricted stock units shall vest over three years and no shares shall vest before the one year anniversary of such grant, provided the non-employee director remains a director on such date. In addition beginning in 2008, immediately following each annual meeting, non-employee directors who were non-employee directors for at least the preceding six months will automatically receive a grant of 22,500 restricted stock units. These restricted stock units shall vest 100% on the one year anniversary of such grant, provided the non-employee director remains a director on such dates. All options granted under the automatic grant provisions have a term of 10 years and an exercise price equal to the fair market value on the date of grant. See " — Stock Options — 2007 Equity Incentive Plan" for a more complete description of these grants.

The following table sets forth a summary of the compensation earned by our non-employee directors for the fiscal year ended 2006. Gary A. Curtis, our President and Chief Executive Officer, does not receive additional compensation for his services as a director and other than Edward W. Unkart, none of our directors received compensation in fiscal year 2006.

Name	Fees Earned or Paid in Cash	Stock Awards(4)	Total
Ryan D. Drant	$ —	$ —	$ —
Erik T. Engelson	—	—	—
Hanson S. Gifford, III	—	—	—
Edward W. Unkart	10,000	21,228	31,228
Charles M. Warden	—	—	—
Allan R. Will(1)	—	—	—
Daniel R. Omstead(2)	—	—	—
Alain Schreiber(3)	—	—	—

(1) Mr. Will resigned from our board on August 10, 2007.

(2) Mr. Omstead resigned from our board on August 10, 2007.

(3) Mr. Schreiber resigned from our board on August 10, 2007.

(4) Amount represents the dollar amount of compensation expense recognized by us in 2006 related to grants of stock options in 2006 and prior years in accordance with SFAS 123R and APB25. Amount includes compensation expense recognized with respect to awards granted in prior years, as well as those granted, if any in the 2006 fiscal year. See Note 10, "Stock Options," to our financial statements included elsewhere in this prospectus, which describes the assumptions made in the valuation of our options under SFAS 123R except that, for the purposes of the amount shown, no forfeitures were assumed to take place.

The aggregate number of option awards outstanding (both exercisable and unexercisable) for each of our directors as of December 31, 2006 are set forth in the following table. Our directors did not hold any unvested stock awards as of December 31, 2006.

Name	Options Outstanding at Fiscal Year End
Ryan D. Drant	—
Erik T. Engelson	—
Hanson S. Gifford, III	75,000
Edward W. Unkart	139,200
Charles M. Warden	—
Allan R. Will(1)	—
Daniel R. Omstead(2)	—
Alain Schreiber(3)	—

(1) Mr. Will resigned from our board on August 10, 2007.

(2) Mr. Omstead resigned from our board on August 10, 2007.

(3) Mr. Schreiber resigned from our board on August 10, 2007.

Potential Payments Following a Change of Control

Members of our Board of Directors

We have entered into a change of control agreement with Edward W. Unkart of our board of directors, under which 50% of the total number of unvested shares underlying options then held by Mr. Unkart will become fully vested and immediately exercisable upon a change of control.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

- the amounts involved exceeded or will exceed $120,000; and

- a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

All share and per share amounts pertaining to common stock have been retroactively adjusted to give effect to a   -for-   reverse stock split of our common stock to be effected before the completion of this offering. We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Over the past three years, following board and stockholder approval, we sold securities to certain private investors, including our directors, executive officers and 5% stockholders and persons and entities associated with them. On September 30, 2005, we sold a total of 9,225,118 shares of Series D convertible preferred stock at a purchase price of $1.40 per share. Each share of Series D convertible preferred stock will convert into one share of common stock upon the closing of this offering. The table below sets forth the participation in these financings by our 5% holders, directors and officers and persons and entities associated with them.

Investor	Series D Preferred Stock
5% Stockholders	
Entities affiliated with Hambrecht & Quist Capital Management(1)	1,138,333
Entities affiliated with International Life Sciences Fund III(2)	759,677
Entities affiliated with New Enterprise Associates(3)	1,619,796
Entities affiliated with Oxford Bioscience Partners	759,677
Entities affiliated with ProQuest Investments(4)	1,036,919
Executive Officers	
Gary A. Curtis	71,429
Andrew Chmyz	35,714

(1) Daniel R. Omstead, one of our former directors, is the President of H&Q Healthcare Investors and H&Q Life Sciences Investors which hold these shares. Dr. Omstead disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(2) Charles M. Warden, one of our directors, is a limited partner of International Life Sciences Fund III (GP), L.P. which is the general partner of the entities affiliated with International Life Sciences Fund III which hold these shares. Mr. Warden has no voting or investment power with regard to any of the shares held by entities affiliated with International Life Sciences Fund III.

(3) Ryan D. Drant, one of our directors, is a limited partner of NEA Partners VIII, Limited Partnership and NEA Partners 10, Limited Partnership, the general partners of New Enterprise Associates VIII, Limited Partnership and New Enterprise Associates 8A, Limited Partnership, respectively, which hold these shares. Mr. Drant has no direct voting or investment power with regard to any of the shares held by entities affiliated with New Enterprise Associates and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(4) Alain Schreiber, one of our former directors, is a managing partner of ProQuest Associates II, LLC, the managing partner of ProQuest Investments II, L.P. and ProQuest Associates II Advisors Fund, L.P. which hold these shares. Mr. Schreiber disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

Promissory Notes and Pledge and Security Agreements to Gary A. Curtis

Gary A. Curtis is our President, Chief Executive Officer and a member of our board of directors. On two separate dates, promissory notes were issued to Mr. Curtis in connection with options exercised by

Mr. Curtis. During our last three fiscal years, the largest aggregate principal amount outstanding of the combined notes, was $194,875.

In connection with an option that was exercised early by Mr. Curtis in July 2002, we issued him a promissory note in July 2002. This note was for the principal sum of $95,875 at rate of 6% per annum, compounded semiannually on the unpaid balance of such principal sum. In connection with the note and option exercise, we entered into a pledge and security agreement with Mr. Curtis in which the note was secured by a pledge of the exercised shares and the assets of Mr. Curtis. Mr. Curtis fully repaid the principal and interest due under the note in September 2005. Additionally, in connection with another option that was exercised early by Mr. Curtis in June 2004, we issued him a promissory note in June 2004. This note was for the principal sum of $99,000 at rate of 6% per annum, compounded semiannually on the unpaid balance of the principal sum. In connection with such note and option exercise, we entered into a pledge and security agreement with Mr. Curtis in which the note was secured by a pledge of the exercised shares and the assets of Mr. Curtis. Mr. Curtis fully repaid the principal and interest due under this note in June 2007.

Investor Rights Agreement

We have entered into an agreement with purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will continue following this offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act. All holders of our preferred stock are parties to this agreement. See "Description of Capital Stock — Registration Rights" for additional information.

Voting Agreement

Pursuant to a voting agreement originally entered into in September 2005 by and among us and our 5% stockholders, certain directors have the right to maintain their position as a director on our board of directors as long as we are a private company. The voting agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as our directors until their successors are duly elected by holders of our common stock.

Director and Officer Indemnification

We have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For information regarding these indemnification arrangements, please refer to the section entitled "Management — Limitations on Liability and Indemnification of Directors and Officers."

Director and Officer Change of Control Agreements

We have entered into change of control agreements with each of our executive officers that provide for severance benefits in the event that a covered employee's employment with us terminates as a result of an involuntary termination at any time within 12 months after a change of control. We have also entered into a change of control agreement with Edward W. Unkart of our board of directors, under which 50% of the total number of options then held by Mr. Unkart, which have not yet vested, will become fully vested and immediately exercisable upon a change of control. For information regarding these change of control agreements, please refer to the section entitled "Potential Payments following a Change of Control."

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of June 29, 2007 and as adjusted to reflect the sale of the common stock in this offering by:

- each beneficial owner of 5% or more of the outstanding shares of our common stock;

- each of our directors;

- each of our named executive officers; and

- all of our executive officers and directors as a group.

The percentage of shares beneficially owned is based on 75,061,598 shares of common stock outstanding as of June 29, 2007, assuming that all outstanding convertible preferred stock has been converted into common stock, which excludes the exercise of certain shares of common stock issuable upon the conversion of Series B Preferred Stock issuable upon the exercise of outstanding warrants as of June 29, 2007 assumed elsewhere in this prospectus. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares that are subject to the underwriters' overallotment option.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 29, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address for each listed stockholder is c/o Concentric Medical, Inc., 1380 Shorebird Way, Mountain View, CA 94043.

Beneficial Owner	Amount Beneficial Ownership		Percentage of Shares Beneficially Owned	
	Shares	Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering
5% Stockholders				
Entities affiliated with Hambrecht & Quist Capital Management(1)	12,133,542	—	16.2	
Entities affiliated with International Life Sciences Fund III(2)	7,155,026	—	9.5	
Entities affiliated with New Enterprise Associates(3)	15,090,626	165,440	20.3	
Entities affiliated with Oxford Bioscience Partners(4)	7,155,025	—	9.5	
Entities affiliated with ProQuest Investments(5)	10,407,641	—	13.9	
Named Executive Officers and Directors				
Bart J. Balkman(6)	500,000	100,000	*	*
Andrew Chmyz(7)	35,714	910,000	1.2	
Gary A. Curtis(8)	2,696,429	650,000	4.4	
Ryan D. Drant(9)	15,125,331	165,440	20.3	
Erik T. Engelson(10)	214,942	75,000	*	*
Hanson S. Gifford	323,504	100,000	*	*
Salvatore C. Lazzara(11)	128,333	407,292	*	*
Lonnie M. Smith	—	—	*	*
Robert W. Thomas(12)	—	125,000	*	*
Edward W. Unkart(13)	9,255	139,200	*	*
Kirsten L. Valley(14)	350,000	560,000	1.2	
Charles M. Warden(15)	7,155,026	—	9.5	
All executive officers and directors as a group (16 persons)	26,858,534	4,936,932	39.7	

---

 * Indicates ownership of less than 1%.

(1) Includes 7,280,126 shares held by H&Q Healthcare Investors and 4,853,416 shares held by H&Q Life Science Investors. Daniel R. Omstead, one of our former directors is the President of H&Q Healthcare Investors and H&Q Life Science Investors. Hambrecht & Quist Capital Management LLC is the Registered Investment Advisor of H&Q Healthcare Investors and H&Q Life Science Investors. The individual managing member of Hambrecht & Quist Capital Management LLC is Daniel R. Omstead. Dr. Omstead disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Hambrecht & Quist Capital Management LLC is 30 Rowes Wharf, Suite 430, Boston, MA 02110.

(2) Includes 6,735,126 shares held by International Life Sciences Fund III (LP1), L.P., 269,859 shares held by International Life Sciences Fund III (LP2), L.P., 83,120 shares held by International Life Sciences Fund III Co-Investment, L.P. and 66,921 shares held by International Life Sciences Fund III Strategic Partners, L.P. International Life Sciences III (GP), L.P. is the general partner of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III (LP2), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P. The general partner of International Life Sciences III (GP), L.P. is ILSF III, LLC. The members of the Investment Committee for ILSF III, LLC are Kate Bingham, James Garvey, Eugene Hill, Michael Ross

footnotes continued on following page

and Henry Simon, and each disclaims beneficial ownership of these shares, except to the extent of their pecuniary interests therein. Charles M. Warden, one of our directors, is a limited partner of International Life Sciences Fund III (GP), L.P. Mr. Warden has no voting or investment power with regard to any of the shares held by International Life Sciences Fund III and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for International Life Sciences Fund III is c/o SV Life Sciences Advisers, LLC, 60 State Street, Suite 3650, Boston, MA 02109.

(3) Includes 8,050,852 shares held by New Enterprise Associates 8A, Limited Partnership (82,720 of which assume the exercise of outstanding warrants), 7,177,330 shares held by New Enterprise Associates VIII, Limited Partnership (82,720 of which assume the exercise of outstanding warrants), 24,038 shares held by NEA President's Fund, L.P. and 3,846 shares held by NEA Ventures 1999, Limited Partnership. Voting and investment power over the shares directly held by New Enterprise Associates 8A, Limited Partnership is indirectly held by NEA Partners 10, Limited Partnership, its sole general partner. The individual general partners of NEA Partners 10, Limited Partnership are M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. Voting and investment power over the shares directly held by New Enterprise Associates VIII, Limited Partnership is indirectly held by NEA Partners VIII, Limited Partnership, its sole general partner. The individual general partners of NEA Partners VIII, Limited Partnership are Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall, III, and Mark W. Perry. Voting and investment power over the shares directly held by NEA President's Fund, L.P. is indirectly held by NEA General Partners, L.P., its sole general partner. The individual general partners of NEA General Partners, L.P. are Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall, III and Mark W. Perry. Voting and investment power over the shares directly held by NEA Ventures 1999, Limited Partnership is shared by and indirectly held by Pamela J. Clark its general partner. Each respective individual general partner disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Ryan D. Drant is a limited partner of NEA Partners 10, Limited Partnership, NEA Partners VIII, Limited Partnership and NEA Ventures 1999, Limited Partnership, but has neither voting nor dispositive power with respect to the shares held by such entities. Mr. Drant disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for New Enterprise Associates is 1119 St. Paul Street, Baltimore, MD 21202.

(4) Includes 7,083,950 shares held by Oxford Bioscience Partners IV L.P. and 71,075 shares held by mRNA Fund II L.P. OBP Management IV L.P. is the general partner of Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. The individual general partners of OBP Management IV L.P. are Michael Lytton, Mark Carthy, Jonathan Fleming, Jeffrey Barnes and Alan Walton. Each general partner disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. is 222 Berkeley Street, Suite 1650, Boston, MA 02116.

(5) Includes 10,163,098 shares held by ProQuest Investments II, L.P. and 244,543 shares held by ProQuest Investments II Advisors Fund, L.P. ProQuest Associates II LLC is the managing partner of ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P. The individual managing members of ProQuest Associates II LLC are Alain Schreiber, Jay Moorin, Joyce Tsang and Pasquale DeAngelis. Alain Schreiber is one of our former directors. Each managing member disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for ProQuest Investments is 90 Nassau Street, Fifth Floor, Princeton, NJ 08542.

(6) Assuming the exercise of all outstanding stock options held by the individual, 122,292 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(7) Assuming the exercise of all outstanding stock options held by the individual, 519,169 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(8) Assuming the exercise of all outstanding stock options held by the individual, 692,710 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

footnotes continued on following page

(9) Consists of 15,256,066 shares held by entities affiliated with New Enterprise Associates (165,440 of which assume the exercise of outstanding warrants) and 34,705 held by Mr. Drant. Mr. Drant has no direct voting or investment power with regard to any of the shares held by entities affiliated with New Enterprise Associates and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10) Assuming the exercise of all outstanding stock options held by the individual, 75,000 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(11) Assuming the exercise of all outstanding stock options held by the individual, 99,792 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(12) Assuming the exercise of all outstanding stock options held by the individual, 125,000 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(13) Assuming the exercise of all outstanding stock options held by the individual, 72,500 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(14) Assuming the exercise of all outstanding stock options held by the individual, 302,500 of these shares are unvested and subject to our right of repurchase as of June 29, 2007.

(15) Consists of 7,155,026 shares held by entities affiliated with International Life Sciences Fund III. Mr. Warden has no voting or investment power with regard to any of the shares held by entities affiliated with International Life Sciences Fund III.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and convertible preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and amended and restated bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as preferred stock.

Common Stock

As of June 29, 2007 there were 75,227,038 shares of common stock outstanding that were held of record by 160 stockholders, assuming automatic conversion of all shares of convertible preferred stock into 58,827,124 shares of common stock and the exercise of warrants for 165,440 shares of Series B preferred stock and the subsequent conversion into common stock immediately prior to completion of this offering. After giving effect to the sale of common stock offered in this offering, there will be   shares of common stock outstanding or   shares if the underwriters exercise their overallotment option. As of June 29, 2007, there were outstanding options to purchase a total of 7,338,231 shares of our common stock under our 1999 Stock Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Effective immediately upon closing of this offering, there will be no shares of preferred stock outstanding because all our outstanding shares of preferred stock will have been automatically converted into an aggregate of 58,827,124 shares of common stock at such time. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Registration Rights

Based on shares outstanding as of June 29, 2007, after the closing of this offering, the holders of approximately 59,261,748 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended, or the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning 180 days following the effective date of the registration statement, of which this prospectus forms a part, the holders of at least 50% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain "piggyback" registration rights, which allow these holders to participate in securities offerings initiated by us. If we propose to register any of our equity securities under the Securities Act following this offering, other than pursuant to the registration rights noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions to limit the number of registrable securities such holders may include. Additionally, piggyback registration rights are subject to delay or termination under certain circumstances.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes, with staggered three year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent, and that only our board of directors, Chairman of the board of directors, Chief Executive Officer, or President, in the absence of a Chief Executive Officer, may call a special meeting of stockholders. Our amended and restated certificate of incorporation will require a 66⅔% stockholder vote for the amendment, repeal or modification of certain provision of our amended and restated certificate of incorporation and amended and restated bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders, the requirement that notice of any stockholder business to be addressed at a meeting be provided in advance, the requirement that notice of any person whom a stockholder wishes to nominate as a director at a meeting be provided in advance, and the election, qualification, classification, resignation, vacancy and removal of our board of directors. Vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors. A person elected by the board of directors to fill a vacancy or newly created directorship will hold office until the next election of that class.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66⅔% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the state of Delaware, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

- before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

- upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began; or

- on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Nasdaq Global Market Listing

We expect the shares of our common stock to be approved for quotation on the Nasdaq Global Market under the symbol "CLOT."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have   shares of our common stock outstanding, assuming no exercise of the underwriters' overallotment option and no exercise of any options outstanding as of   . Of these outstanding shares, the   shares sold in this offering will be freely tradable, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining   shares of our common stock will continue to be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, both of which are summarized below. In addition, all of our stockholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specified exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rules 144 and 701, shares will be available for sale in the public market as follows:

- Beginning on the effective date of the registration statement, the   shares sold in this offering will be immediately available for sale in the public market.

- Based on the number of shares outstanding as of   , after 180 days following the effective date of the registration statement,   shares will become eligible for sale in the public market assuming such shares have been released from any repurchase right we may hold, of which   shares will be freely tradable under Rule 144(k) and   shares will be held by affiliates and other stockholders subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, and our officers, directors, stockholders, warrant holders and option holders who hold an aggregate of approximately   shares of our common stock or options or warrants exercisable for our common stock have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of Merrill Lynch and Lehman Brothers. Notwithstanding the foregoing, if:

- during the last 17 days of the 180 day period, we issue an earnings release, or material news or a material event relating to us occurs, or

- prior to the expiration of the 180 day period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16 days immediately following the last day of the 180 day period,

the lock-up restrictions will continue to apply until the expiration of an 18 day period beginning on our issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch and Lehman Brothers waive, in writing, such extension, which may result in the lock-up agreement being extended up to 214 days from the date of the this prospectus.

Merrill Lynch and Lehman Brothers, in their sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to transactions relating to common stock acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Securities Exchange Act, as amended, or the Exchange Act, is required or will be voluntarily made in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transfers.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or group of persons whose shares are required to be aggregated, including one of our affiliates, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1999 Stock Plan, our 2007 Equity Incentive Plan, our 2007 Employee Stock Purchase Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market standoff and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of June 29, 2007, there were outstanding options under our benefit plans for the purchase of 7,338,231 shares of common stock, with a weighted-average exercise price of $0.94.

Registration Rights

Pursuant to the terms of our amended and restated investors rights agreement, and based on shares outstanding as of June 29, 2007, holders of approximately 59,261,748 shares of common stock or their transferees, have registration rights with respect to those shares of common stock. For a discussion of these rights please see "Description of Capital Stock — Registration Rights." After such shares are registered, they will be freely tradable without restriction under the Securities Act.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Lehman Brothers Inc.	
Thomas Weisel Partners LLC	
Total	

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $ and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to   additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Lehman Brothers. Specifically, we and these other persons have agreed, with certain exceptions, not to directly or indirectly:

- offer, pledge, sell or contract to sell any common stock;

- sell any option or contract to purchase any common stock;

- purchase any option or contract to sell any common stock;

- grant any option, right or warrant for the sale of any common stock;

- otherwise dispose of or transfer any common stock or any securities convertible into or exchangeable or exerciseable for common stock;

- file or cause to be filed a registration statement related to the common stock; or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

provided that, in the case of transfers by our executive officers, directors or other individuals:

(1) Merrill Lynch and Lehman Brothers receive a signed lock-up agreement for the balance of the 180 day restriction period from each donee, trustee, distributee or transferee, as the case may be;

(2) any such transfer shall not involve a disposition for value;

(3) such transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise; and

(4) the individual subject to the lockup does not otherwise voluntarily effect any public filing or report regarding such transfers.

Additionally, these restrictions will not apply to transactions relating to:

- common stock acquired in open market transactions after the closing of this offering provided that no filing by the transferor under Rule 144 of the Securities Act or Section 16 of the Exchange Act is required or will be voluntarily made in connection with such transactions; and

- sales pursuant to previously established 10b5-1 trading plans.

Furthermore, this lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 180 day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16 day period beginning on the last day of the 180 day restricted period, the restrictions described above shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq Global Market

We expect the shares of our common stock to be approved for quotation on the Nasdaq Global Market under the symbol "CLOT."

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

- the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

- our financial information;

- the history of, and the prospects for, our company and the industry in which we compete;

- an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

- the present state of our development; and

- the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, the Securities and Exchange Commission's rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform commercial or investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

- to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

- to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

- in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the shares of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares of common stock have not authorized and do not authorize the making of any offer of the shares of common stock through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares of common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of common stock, other than the underwriter, is authorized to make any further offer of the shares of common stock on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by "non-U.S. holders" (as defined below). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder that is not, for U.S. federal income tax purposes, any of the following:

- an individual citizen or resident of the United States;

- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

- a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

- an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partnership or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the flow-through entity will depend upon the status of such partner or owner and the activities of the partnership or other flow-through entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or flow-through entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may change, possibly retroactively, so as to result in U.S. federal income and estate tax consequences that differ from those summarized below. In addition, this summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging, straddle or conversion transaction, or any other person subject to special tax treatment). We cannot assure you that a change in law will not significantly alter the tax considerations described in this summary. Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital that will first be applied against and reduce the non-U.S. holder's adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under "— Sale of Common Stock" below.

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a properly executed Form W-8BEN or other applicable form to us or our paying agent before the payment of dividends. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by timely filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

- the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

- the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met; or

- the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and, if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or a reduced rate under an applicable treaty) on the gain derived from the sale, which generally may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, however, if our common stock is "regularly traded on an established securities market" under applicable tax rules, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at any time within the shorter of the five year period preceding the disposition or the non-U.S. holder's holding period for our common stock.

Dividends or Gain Effectively Connected With a United States Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then

118

the dividend or gain will be subject to U.S. federal income tax at regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing a Form W-8ECI before the payment of dividends. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally may be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty may provide for a lower rate. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

The Code and the U.S. Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to U.S. information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under "— Dividends" above. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California. Certain members of Wilson Sonsini Goodrich & Rosati, P.C. act as trustees for the estate planning vehicles of certain stockholders holding less than 1% of the shares of our common stock in aggregate, assuming that all outstanding convertible preferred stock has been converted into common stock.

EXPERTS

The financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission's web site at *www.sec.gov.* You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at (202) 551-8090 or (800) 732-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the Securities and Exchange Commission referred to above. We also maintain a website at *www.concentric-medical.com*, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Concentric Medical, Inc.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Concentric Medical, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable convertible preferred stock and stockholders' deficit, and of cash flows present fairly, in all material respects, the financial position of Concentric Medical, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation in accordance with guidance provided in FASB Statement No. 123(R), *Share-Based Payments*, effective January 1, 2006.

As discussed in Note 2 to the financial statements, the Company adopted FASB Staff Position 150-5 ("FSP 150-5"), *Issuer's Accounting under FASB Statement No. 150 for Free-standing Warrants and Other Instruments on Shares that are Redeemable*, effective July 1, 2005.

/s/ PRICEWATERHOUSECOOPERS LLP
San Jose, California
August 10, 2007

Concentric Medical, Inc.

BALANCE SHEETS

(In thousands, except share and per share data)

	December 31 2005	December 31 2006	June 29, 2007 (Unaudited)	Pro Forma June 29, 2007 (Unaudited)
ASSETS				
Current assets:				
Cash and cash equivalents	$ 5,684	$ 1,400	$ 672	$ 784
Short term investments	13,593	11,327	8,648	8,648
Accounts receivable	1,114	2,116	2,408	2,408
Prepaid expenses and other	481	468	706	706
Inventories	1,091	1,438	2,098	2,098
Total current assets	21,963	16,749	14,532	14,644
Property and equipment, net	411	341	316	316
Restricted cash	—	—	522	522
Deferred initial public offering costs	—	—	465	465
Other non-current assets	27	27	27	27
Total assets	$ 22,401	$ 17,117	$ 15,862	$ 15,974
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY				
Current liabilities:				
Accounts payable	$ 266	$ 567	$ 1,746	$ 1,746
Accrued liabilities	690	1,131	1,373	1,373
Refundable exercise price	164	73	41	41
Current portion of note payable	315	339	352	352
Total current liabilities	1,435	2,110	3,512	3,512
Note payable, non-current	673	340	164	164
Preferred stock warrant liability	387	556	636	—
Total liabilities	2,495	3,006	4,312	3,676
Commitments and contingencies (Note 7)				
Redeemable convertible preferred stock, par value $0.001:				
Authorized: 59,711,050 shares at December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited);				
Issued and outstanding: 58,799,551, 58,799,551, 58,827,124 and no shares at December 31, 2005, December 31, 2006, June 29, 2007 (unaudited) and June 29, 2007 pro forma (unaudited)				
(Liquidation value: $63,241, $63,241 and $63,260 at December 31, 2005, December 31, 2006, and June 29, 2007 (unaudited))	49,986	49,986	50,044	—
Stockholders' (deficit) equity:				
Common stock, par value $0.001:				
Authorized: 85,000,000 shares at December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited);				
Issued and outstanding: 16,287,507, 16,258,660, 16,234,474 and 75,227,038 shares at December 31, 2005, December 31, 2006, June 29, 2007 (unaudited) and June 29, 2007 pro forma (unaudited), respectively;	16	16	16	75
Additional paid-in capital	11,022	11,035	11,488	62,221
Deferred stock-based compensation	(2,128)	(1,074)	(731)	(731)
Notes receivable from stockholder	(99)	(99)	—	—
Accumulated deficit	(38,891)	(45,820)	(49,294)	(49,294)
Accumulated other comprehensive income	—	67	27	27
Total stockholders' (deficit) equity	(30,080)	(35,875)	(38,494)	12,298
Total liabilities, redeemable convertible preferred stock and stockholders' (deficit) equity	$ 22,401	$ 17,117	$ 15,862	$ 15,974

Concentric Medical, Inc.

STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended	
				June 30, 2006	June 29, 2007
	2004	2005	2006	(Unaudited)	
Revenues	$ 2,277	$ 5,935	$ 11,277	$ 4,824	$ 7,811
Cost of revenues	1,742	3,290	4,487	2,087	2,469
Gross profit.........................	535	2,645	6,790	2,737	5,342
Operating expenses:					
Research and development............	4,685	3,104	3,569	2,109	1,498
Sales and marketing	3,103	4,818	8,157	3,717	5,332
General and administrative	1,702	2,221	2,397	1,225	2,156
Total operating expenses	9,490	10,143	14,123	7,051	8,986
Loss from operations	(8,955)	(7,498)	(7,333)	(4,314)	(3,644)
Interest income and other income, net	232	350	658	352	322
Interest expense.....................	(125)	(77)	(85)	(46)	(34)
Other expense	—	(71)	(169)	(102)	(118)
Net loss before cumulative effect of change in accounting principle	(8,848)	(7,296)	(6,929)	(4,110)	(3,474)
Cumulative effect of change in accounting principle (Note 2)..................	—	(77)	—	—	—
Net loss	(8,848)	(7,373)	(6,929)	(4,110)	(3,474)
Accretion of preferred stock	(883)	(1,631)	—	—	—
Net loss attributable to common stockholders......................	$ (9,731)	$ (9,004)	$ (6,929)	$ (4,110)	$ (3,474)
Net loss per share attributable to common stockholders — basic and diluted:					
Loss before cumulative effect of change in accounting principle	$ (0.83)	$ (0.53)	$ (0.45)	$ (0.28)	$ (0.22)
Cumulative effect of change in accounting principal	—	(0.01)	—	—	—
Accretion of preferred stock	(0.08)	(0.12)	—	—	—
Net loss per share attributable to common stockholders	$ (0.91)	$ (0.66)	$ (0.45)	$ (0.28)	$ (0.22)
Weighted average common shares outstanding	10,653,704	13,638,068	15,240,902	14,845,761	15,742,906
Pro forma net loss per share attributable to common stockholders — basic and diluted (unaudited)			$ (0.09)		$ (0.04)
Pro forma weighted average common shares outstanding used to compute basic and diluted net loss per common share (unaudited)			74,233,466		74,735,470

Concentric Medical, Inc.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(In thousands, except share and per share data)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivable From Stockholder	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Deficit
Balance, December 31, 2003	49,574,433	$37,434	12,086,955	$12	$7,058	$—	$(96)	$(22,670)	$—	$(15,696)
Issuance of warrant to purchase Series C preferred stock in connection with loan and security agreement, net of issuance cost of $1	—	124	—	—	—	—	—	—	—	—
Exercise of options for common stock for cash	—	—	841,691	1	38	—	—	—	—	39
Issuance of common stock in exchange for cash and notes receivable	—	—	1,000,000	1	(1)	—	(99)	—	—	(99)
Deferred stock-based compensation, net of cancellations	—	—	—	—	2,252	(2,252)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	360	—	—	—	360
Stock-based compensation related to non-employees	—	—	—	—	219	—	—	—	—	219
Vesting of shares exercised in prior periods	—	—	—	—	22	—	—	—	—	22
Vesting of shares exercised in prior period and related — note receivable	—	—	—	—	24	—	—	—	—	24
Repurchase of restricted stock	—	—	(55,178)	—	—	—	—	—	—	—
Change in net unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	(22)	(22)
Accretion of preferred stock redemption value	—	883	—	—	(883)	—	—	—	—	(883)
Net loss	—	—	—	—	—	—	—	(8,848)	—	(8,848)
Comprehensive loss										(8,870)
Balance, December 31, 2004	49,574,433	38,441	13,873,468	14	8,729	(1,892)	(195)	(31,518)	(22)	(24,884)
Reclassification of preferred stock warrants upon adoption of FSP 150-5	—	(218)	—	—	—	—	—	—	—	—
Issuance of Series D preferred stock in September 2005 at $1.40 per share for cash, net of issuance cost of $54	9,225,118	12,861	—	—	—	—	—	—	—	—
Exercise of options for common stock for cash	—	—	2,428,457	2	120	—	—	—	—	122
Deferred stock-based compensation, net of cancellations	—	—	—	—	913	(913)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	677	—	—	—	677
Stock-based compensation related to non-employees	—	—	—	—	69	—	—	—	—	69
Vesting of shares exercised in prior periods	—	—	—	—	29	—	—	—	—	29
Vesting of shares exercised in prior period and related — note receivable	—	—	—	—	64	—	—	—	—	64
Payment from stockholder	—	—	—	—	—	—	96	—	—	96
Repurchase of restricted stock	—	—	(14,418)	—	—	—	—	—	—	—
Change in net unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	22	22
Accretion of preferred stock redemption value	—	1,631	—	—	(1,631)	—	—	—	—	(1,631)
Reclassification of accretion of preferred stock redemption value upon elimination of redemption provision	—	(2,729)	—	—	2,729	—	—	—	—	2,729
Net loss	—	—	—	—	—	—	—	(7,373)	—	(7,373)
Comprehensive loss										(7,351)
Balance, December 31, 2005	58,799,551	$49,986	16,287,507	$16	$11,022	$(2,128)	$(99)	$(38,891)	$—	$(30,080)

Concentric Medical, Inc.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivable From Stockholder	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount						
Exercise of options for common stock for cash	—	$ —	219,144	$—	$ 24	$ —	$ —	$ —	$ —	$ 24
Deferred stock-based compensation, net of cancellations	—	—	—	—	(371)	371	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	683	—	—	—	683
Stock-based compensation related to non-employees	—	—	—	—	115	—	—	—	—	115
Employee stock-based compensation under SFAS 123R	—	—	—	—	165	—	—	—	—	165
Vesting of shares exercised in prior periods	—	—	—	—	55	—	—	—	—	55
Vesting of shares exercised in prior period and related — note receivable	—	—	—	—	25	—	—	—	—	25
Repurchase of restricted stock	—	—	(247,991)	—	—	—	—	—	—	—
Change in net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	67	67
Net loss	—	—	—	—	—	—	—	(6,929)	—	(6,929)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(6,862)
Balance, December 31, 2006	58,799,551	49,986	16,258,660	16	11,035	(1,074)	(99)	(45,820)	67	(35,875)
Exercise of options for common stock for cash (unaudited)	—	—	75,655	—	5	—	—	—	—	5
Exercise of warrants for preferred stock for cash (unaudited)	27,573	19	—	—	—	—	—	—	—	—
Reclassification of preferred stock warrant liability upon exercise of warrants for preferred stock (unaudited)	—	39	—	—	—	—	—	—	—	—
Deferred stock-based compensation, net of cancellations (unaudited)	—	—	—	—	(35)	35	—	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	308	—	—	—	308
Stock-based compensation related to non-employees (unaudited)	—	—	—	—	85	—	—	—	—	85
Employee stock-based compensation under SFAS 123R (unaudited)	—	—	—	—	373	—	—	—	—	373
Vesting of shares exercised in prior periods (unaudited)	—	—	—	—	12	—	—	—	—	12
Vesting of shares exercised in prior period and related — note receivable (unaudited)	—	—	—	—	13	—	—	—	—	13
Payment from stockholder (unaudited)	—	—	—	—	—	—	99	—	—	99
Repurchase of restricted stock (unaudited)	—	—	(99,841)	—	—	—	—	—	—	—
Change in net unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	—	(40)	(40)
Net loss (unaudited)	—	—	—	—	—	—	—	(3,474)	—	(3,474)
Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(3,514)
Balance, June 29, 2007 (unaudited)	58,827,124	$50,044	16,234,474	$16	$11,488	(731)	$ —	$(49,294)	$ 27	$(38,494)

Concentric Medical, Inc.

STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended	
				June 30, 2006	June 29, 2007
	2004	2005	2006		
				(Unaudited)	
Cash flows from operating activities					
Net loss	$ (8,848)	$ (7,373)	$ (6,929)	$(4,110)	$(3,474)
Adjustments to reconcile net loss to net cash used in operating activities					
Depreciation and amortization	158	187	182	93	89
Provision for excess and obsolete inventories	—	—	70	—	—
Loss on disposal of property and equipment	7	—	4	—	—
Cumulative effect of change in accounting principle	—	77	—	—	—
Changes in preferred stock warrant liability	—	71	169	102	118
Accretion of discount on marketable securities	5	—	—	—	—
Amortization of deferred stock-based compensation	360	677	683	363	308
Amortization of interest costs	—	17	23	11	11
Stock-based compensation relating to non-employees	219	69	115	49	85
Stock-based compensation under FAS 123R	—	—	165	43	373
Amortization of warrants issued in conjunction with note payable	125	3	6	3	3
Changes in operating assets and liabilities					
Accounts receivable	(507)	(528)	(1,002)	(304)	(292)
Prepaid expenses and other assets	(191)	25	(10)	22	(249)
Inventories	(276)	(260)	(417)	(169)	(660)
Accounts payable	(64)	172	301	50	753
Accrued liabilities	35	(216)	441	787	242
Net cash used in operating activities	(8,977)	(7,079)	(6,199)	(3,060)	(2,693)
Cash flows from investing activities					
Purchase of property and equipment	(148)	(327)	(116)	(48)	(64)
Proceeds from sale of equipment	—	4	—	—	—
Restricted cash	—	—	—	—	(522)
Proceeds from the sale/maturity of marketable securities	18,676	29,295	12,825	5,425	6,266
Purchase of marketable securities	(27,395)	(33,170)	(10,492)	(5,613)	(3,626)
Net cash (used in) provided by investing activities	(8,867)	(4,198)	2,217	(236)	2,054
Cash flows from financing activities					
Proceeds from issuance of convertible preferred stock, net of issuance costs	(1)	12,861	—	—	19
Proceeds from note payable	—	1,000	—	—	—
Repayment of note payable	—	(75)	(315)	(154)	(166)
Deferred initial public offering costs	—	—	—	—	(39)
Proceeds from issuance of common stock and early exercise of stock options, net of repurchase of restricted stock	41	205	13	13	(2)
Proceeds from collection of note receivable from stockholder	—	96	—	—	99
Net cash provided by (used in) financing activities	40	14,087	(302)	(141)	(89)
Net increase (decrease) in cash and cash equivalents	(17,804)	2,810	(4,284)	(3,437)	(728)
Cash and cash equivalents, beginning of period	20,678	2,874	5,684	5,684	1,400
Cash and cash equivalents, end of period	$ 2,874	$ 5,684	$ 1,400	$ 2,247	$ 672
Supplemental disclosure for cash flow information					
Interest paid during the period	$ —	$ 56	$ 56	$ 31	$ 19
Non-cash financing activities					
Issuance of common stock in exchange for note receivable	99	—	—	—	—
Warrants issued in conjunction with note payable	125	21	—	—	—
Deferred stock-based compensation addition (reduction), net of cancellations	2,252	913	(371)	(301)	(35)

F-7

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share data)

NOTE 1.   FORMATION AND BUSINESS OF THE COMPANY

Concentric Medical, Inc. (the "Company") was incorporated in the state of Delaware on August 18, 1999. The Company designs, develops and markets products for restoring blood flow in patients who have suffered ischemic strokes, which result from blood clots in the vessels of the brain. The Company's Merci Retrieval System is a minimally invasive device designed to restore blood flow in the neurovasculature of ischemic stroke patients by removing blood clots in order to improve the clinical outcome of patients. The Company commenced full commercial introduction of Merci Retrieval System in the United States subsequent to the U.S. Food and Drug Administration's (the "FDA's") clearance in August 2004.

The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2006 and June 29, 2007, the Company had $12,727 and $9,320, respectively, of cash, cash equivalents and short term investments and an accumulated deficit of $45,820 and $49,294, respectively. Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least December 2008. In the event of the Company is unable to generate sufficient revenues, while controlling costs, it may need to obtain additional financing to achieve its business objectives. Failure to manage discretionary expenditure or raise additional financing, as required, may adversely impact the Company's ability to achieve its intended business objectives.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on December 31. The fiscal quarters are all 13 week periods which end the last Friday of each 13 week period, with the exception of each fiscal year's final quarter which ends on December 31.

Unaudited Interim Financial Statements

The financial statements as of June 29, 2007, and for the six month periods ended June 30, 2006 and June 29, 2007 are unaudited. All disclosures as of June 29, 2007, and for the six month periods ended June 30, 2006 and June 29, 2007, presented in the notes to the financial statements are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) considered necessary to state fairly the financial condition as of June 29, 2007, and results of operations and cash flows for the six month periods ended June 30, 2006 and June 29, 2007, have been made. The results of operations for the six months ended June 29, 2007 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2007.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of June 29, 2007 gives effect to the automatic conversion of all outstanding shares of the Company's Series A, B, C and D redeemable convertible preferred stock into an aggregate of 58,827,124 shares of common stock upon completion of the Company's initial public offering. In addition, the preferred stock warrant liability would be reclassified to additional paid-in capital. The unaudited pro forma balance sheet gives effect to the assumed cash proceeds of $112 upon exercise of warrants to purchase redeemable convertible preferred stock at an exercise price of $0.68 per share. Such warrants will expire, if unexercised, upon the closing of the initial public offering.

The unaudited pro forma balance sheet does not assume any proceeds from the proposed initial public offering.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Pro forma net loss per share is computed using the weighted-average number of common shares outstanding including the pro forma effects of the items in the foregoing paragraph effective upon the assumed closing of the Company's proposed initial public offering as if they had occurred at the beginning of the period, or the original issuance date, if later.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities included in the Company's financial statements approximate their fair value due to short maturities. The carrying value of marketable securities approximates their fair value as determined by market quotes. Based upon borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt approximates fair value.

Cash, Cash Equivalents and Short Term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and various deposit accounts.

The Company's short term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses recorded as a separate component of stockholders' (deficit) equity until realized. Realized gains and losses on the sale of all such securities are reported in net loss, computed using the specific identification cost method. Interest and dividends on available-for-sale securities are included in interest income. The Company places its investments primarily in highly liquid U.S. government securities and corporate bonds. The contractual maturities for certain of the Company's investments are greater than one year. Despite the maturity of greater than one year, the Company has the ability and intent to liquidate any of these investments in order to meet its liquidity requirements.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost) on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives of the respective assets. Leasehold improvements and assets acquired under capital leases are amortized over the lesser of their estimated useful lives or the term of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the statement of operations in the period realized. Maintenance and repairs are charged to operations as incurred.

The depreciation and amortization periods for the Company's property and equipment are as follows:

Furniture and fixtures	Five years
Computer equipment and software	Three years
Machinery and equipment.	Five years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Impairment of Long-lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Comprehensive Loss

Comprehensive loss generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company's unrealized gain (loss) on its available-for-sale securities represents the only component of comprehensive loss that is excluded from the Company's net loss and has been presented in the statements of stockholders' deficit.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, *Revenue Recognition.* The Company earns revenue from the sale of its products to hospitals and distributors. Revenue from product sales is recognized when the title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the selling price is fixed or determinable, remaining obligations are insignificant and collectibility is reasonably assured.

The evidence of an arrangement generally consists of a purchase order approved by the customer. For existing customers, the evidence of an arrangement may consist of a verbal phone order in situations in which normal business practices do not require a purchase order. Transfer of title and risk of ownership occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. The selling price for all sales are fixed and agreed with the customer prior to shipment and are based on established price lists. The Company invoices its customers upon shipment. The Company's customers have no return rights.

(In thousands, except share and per share data)

Shipping costs charged to customers are included in revenues and the associated expense is included in cost of revenues in the statements of operations. Shipping costs charged to customers have not been significant for the periods presented.

Research and Development

Research and development expenses include payroll, employee benefits, stock-based compensation, supplies and services to support ongoing clinical programs, product development and related manufacturing of prototype and trial units, consulting arrangements and other expenses incurred to sustain the Company's overall research and development programs. All research and development costs are expensed as incurred.

Segment Information

The Company operates in one segment. Management uses one measure of profitability and does not segment its business for internal reporting.

Stock-Based Compensation

The Company maintains performance incentive plans under which incentive and nonqualified stock options are granted primarily to employees and non-employee consultants.

Prior to January 1, 2006, the Company accounted for employee stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Under APB 25, stock-based compensation expense is recognized on a straight-line basis over the vesting period of the option to the extent that the fair value of the stock exceeded the exercise price of the stock option at the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R *Share-Based Payment* ("SFAS 123R"), which supersedes its previous accounting under APB 25. SFAS 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company currently uses the Black-Scholes valuation model to estimate the fair value of their share-based payments. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate and expected dividends. Given the Company's limited history, the Company used comparable companies to determine volatility. The expected life of the options is based on the average period the stock options are expected to remain outstanding based on the Company's historical information of the option exercise patterns and post-vesting employment termination behavior. The risk-free interest rate assumption is based on published interest rates for U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. Stock-based compensation expense recognized in the Company's financial statements starting on January 1, 2006 and thereafter, is based on awards that are expected to vest. These amounts have been reduced by using an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company evaluates the assumptions used to value stock awards on a quarterly basis.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The Company adopted SFAS 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS 123R will be applied to option grants or modifications to existing options after January 1, 2006. For options granted prior to January 1, 2006 and for which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. All options granted after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

The Company accounts for stock-based compensation arrangements with the non-employees in accordance with the Emerging Issues Task Force Abstract No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services*. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

Reclassifications

Certain reclassifications have been made to the previous periods to conform to 2006 presentation. These reclassifications had no effect on the Company's results of operations or financial position.

Net Loss per Common Share

Basic and diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. The Company's potentially dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, redeemable convertible preferred stock and warrants, have not been included of the computation of diluted net loss per common share for all periods presented as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

Unaudited pro forma basic and diluted net loss per common share calculations for the year ended December 31, 2006 and the six months ended June 29, 2007 assume the conversion of (i) all outstanding shares of redeemable convertible preferred stock and (ii) any outstanding warrants to purchase shares of redeemable convertible preferred stock that expire upon an initial public offering, into shares of common stock using the as-if converted method as of January 1, 2006, and the adjustment to eliminate expenses that were recorded for remeasurement of fair value for redeemable convertible preferred stock warrants as follows (in thousands, except share and per share data):

| | Year Ended December 31, | | | Six Months Ended | |
				June 30, 2006	June 29, 2007
	2004	2005	2006		
				(Unaudited)	
Historical					
Numerator:					
Net loss attributable to common stockholders	$ (9,731)	$ (9,004)	$ (6,929)	$ (4,110)	$ (3,474)
Denominator:					
Weighted-average common shares outstanding......	12,795,935	15,720,481	16,452,175	16,400,695	16,298,565
Weighted-average unvested common shares subject to repurchase	(2,142,231)	(2,082,413)	(1,211,273)	(1,554,934)	(555,659)
Weighted-average number of common shares outstanding used to compute basic and diluted net loss per common share	10,653,704	13,638,068	15,240,902	14,845,761	15,742,906
Net loss per share attributable to common stockholders — basic and diluted	$ (0.91)	$ (0.66)	$ (0.45)	$ (0.28)	$ (0.22)
Unaudited Pro Forma					
Numerator:					
Net loss attributable to common stockholders			$ (6,929)		$ (3,474)
Pro forma adjustment to eliminate other expense associated with redeemable convertible preferred stock warrants			169		118
Pro forma net loss attributable to common stockholders............................			$ (6,760)		$ (3,356)
Denominator:					
Weighted-average number of common shares outstanding used to compute basic and diluted net loss per common share			15,240,902		15,742,906
Adjustment to reflect the weighted-average effect of the assumed conversion of redeemable convertible preferred stock			58,799,551		58,827,124
Adjustment to reflect the weighted-average effect of the assumed exercise of redeemable convertible preferred stock warrants			193,013		165,440
Pro forma weighted-average common shares outstanding used to compute basic and diluted net loss per common share			74,233,466		74,735,470
Pro forma net loss per share attributable to common stockholders — basic and diluted			$ (0.09)		$ (0.04)

(In thousands, except share and per share data)

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per common share because including them would be anti-dilutive as of the end of each period presented:

	Year Ended December 31,			Six Months Ended	
	2004	2005	2006	June 30, 2006	June 29, 2007
				(Unaudited)	
Convertible preferred stock	49,574,433	58,799,551	58,799,551	58,799,551	58,827,124
Options to purchase common stock outstanding	3,877,086	3,116,661	4,542,992	3,988,992	7,338,231
Warrants to purchase redeemable convertible preferred stock	427,315	462,197	462,197	462,197	434,624
Unvested common shares subject to repurchase	2,242,713	1,922,113	706,291	1,071,479	356,609
	56,121,547	64,300,522	64,511,031	64,322,219	66,956,588

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, *Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable* ("FSP 150-5"). FSP 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, all of the Company's freestanding warrants to purchase the Company's convertible preferred stock are liabilities that must be recorded at fair value.

The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $77, or $0.01 per share. There was $71 of expense recorded in other expense to reflect the increase in fair value between July 1, 2005 and December 31, 2005. In the year ended December 31, 2006, the Company recorded $169 of additional expense in other expense to reflect the increase in fair value between January 1, 2006 and December 31, 2006. The Company recorded $102 and $118, respectively, of additional expense in other expense during the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited) to reflect the increase in fair value during those periods.

These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of other expense, until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to additional paid-in capital.

The pro forma effect of the adoption of FSP 150-5 on the Company's results of operations for 2004 and 2005, if applied retroactively as if FSP 150-5 had been adopted in those years, was not material.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115* ("SFAS 159"). SFAS 159 allows companies to choose, at specified election dates, whether to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The Company is currently evaluating the impact of adopting SFAS 159 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective commencing with the Company's fiscal year 2008 annual financial statements. The Company is currently assessing the potential impact that the adoption of SFAS 157 will have on its financial statements.

NOTE 3. CONCENTRATION OF CREDIT RISK AND OTHER RISKS AND UNCERTAINTIES

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short term investments and accounts receivable.

Cash, cash equivalents and short term investments are deposited in demand and money market accounts at three financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are derived from sales made to customers primarily located in the United States, Canada and Europe. At December 31, 2005 and 2006, no customer accounted for 10% or greater of the total accounts receivable balance.

The United States accounted for 90% or greater of total revenues in 2004, 2005, 2006 and for the six months ended June 30, 2006 (unaudited). The United States accounted for 89% of revenue for the six months ended June 29, 2007 (unaudited). In 2004, one customer accounted for 10% of total revenues. In 2005, 2006 and for the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited), no customers accounted for more than 10% of total revenues. All long-lived assets are located within the United States.

Products developed by the Company require clearances from the FDA or other international regulatory agencies prior to commercial sales. There can be no assurance the Company's future products will receive the necessary clearances. If the Company was denied clearance, clearance was delayed or was unable to maintain clearance, it could have a materially adverse impact on the Company.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

NOTE 4.   CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash, cash equivalents and short term investments consisted of the following (in thousands):

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2005				
Cash	$ 93	$—	$ —	$ 93
Cash equivalents — money markets.......	5,591	—	—	5,591
Total cash and cash equivalents..........	$ 5,684	$—	$ —	$ 5,684
Corporate bonds (maturities less than one year)	$ 3,008	$—	$ (5)	$ 3,003
U.S. government securities (maturities less than one year).....................	9,582	12	(6)	9,588
	12,590	12	(11)	12,591
U.S. government securities (maturities greater than one year)	1,003	—	(1)	1,002
Total short term investments	$13,593	$12	$(12)	$13,593

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2006				
Cash	$ 80	$—	$—	$ 80
Cash equivalents — money markets.......	1,320	—	—	1,320
Total cash and cash equivalents..........	$ 1,400	$—	$—	$ 1,400
Corporate bonds (maturities less than one year)	$ 1,250	$—	$ (1)	$ 1,249
U.S. government securities (maturities less than one year).....................	6,166	59	(3)	6,222
	7,416	59	(4)	7,471
Corporate bonds (maturities greater than one year)	987	3	—	990
U.S. government securities (maturities greater than one year)	2,857	11	(2)	2,866
	3,844	14	(2)	3,856
Total short term investments	$11,260	$73	$ (6)	$11,327

(In thousands, except share and per share data)

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
June 29, 2007 (unaudited)				
Cash	$ 126	$—	$—	$ 126
Cash equivalents — money markets	546	—	—	546
Total cash and cash equivalents	$ 672	$—	$—	$ 672
Corporate bonds (maturities less than one year)	$2,727	$11	$ (1)	$2,737
U.S. government securities (maturities less than one year)	4,902	24	(6)	4,920
	7,629	35	(7)	7,657
U.S. government securities (maturities greater than one year)	992	—	(1)	991
Total short term investments	$8,621	$35	$ (8)	$8,648

The unrealized gains and losses on the debt securities held are primarily attributable to changes in interest rates and are considered to be temporary in nature. Realized gains and losses to date have not been material.

NOTE 5. BALANCE SHEET COMPONENTS

Prepaid Expenses and Other

	December 31,		June 29,
	2005	2006	2007
			(Unaudited)
Accrued interest receivable	$ 184	$132	$ 95
Prepaid insurance	96	158	324
Other	201	178	287
	$481	$468	$706

Inventories

	December 31,		June 29,
	2005	2006	2007
			(Unaudited)
Raw materials	$ 522	$ 791	$ 744
Work in progress	47	50	154
Finished goods	522	597	1,200
	$1,091	$1,438	$2,098

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Property and Equipment, net

	December 31,		June 29, 2007
	2005	2006	(Unaudited)
Furniture and fixtures	$ 307	$ 351	$ 351
Computer equipment and software	172	216	227
Machinery and equipment.	416	437	485
Leasehold improvements.	164	164	169
	1,059	1,168	1,232
Less: Accumulated depreciation and amortization	(648)	(827)	(916)
	$ 411	$ 341	$ 316

Included in furniture and fixtures at December 31, 2005 and 2006 and June 29, 2007 (unaudited) are assets acquired under capital leases totaling $21 with related accumulated amortization of $21.

Accrued Liabilities

	December 31,		June 29, 2007
	2005	2006	(Unaudited)
Accrued payroll and related expenses.	$448	$ 734	$ 917
Accrued royalties	78	86	108
Other	164	311	348
	$690	$1,131	$1,373

NOTE 6.   DEBT

On November 22, 2004, the Company entered into a Loan and Security agreement ("Note Agreement") with Lighthouse Capital Partners V L.P. ("Lighthouse"), pursuant to which the Company could borrow up to $6,000 through September 30, 2005 so long as the Company borrowed at least $1,000 by March 31, 2005. During 2005, the Company borrowed $1,000 under this facility. As of September 30, 2005, no further amounts were available under the Note Agreement. The Note Agreement provided for an interest-only period ending September 30, 2005, followed by equal monthly payments of principal and interest such that the balance will be fully paid on September 30, 2008. Outstanding principal balances accrue interest at a rate of 7.5% per annum. A final balloon payment equal to 8% of the original principal amount, or $80 is due on September 30, 2008, and is included in the non-current portion of the note payable.

For the years ended December 31, 2005 and 2006 and the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited), $56, $56, $31 and $19, respectively was recorded as interest expense under the Agreement.

The final balloon payment is being amortized ratably over the life of the loan as interest expense with $17 and $23 expensed during 2005 and 2006, respectively, and with $11 and $11 expensed during the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited), respectively.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

At December 31, 2006 total future minimum loan payments under the Note Agreement are as follows (in thousands):

2007	$ 371
2008	358
Total minimum loan payments	729
Less: Amount representing interest	(39)
Less: Amount representing discount	(11)
Present value of note payable	679
Less: Current portion	(339)
Non-current portion of note payable	$ 340

The Company's obligations under the Note Agreement are collateralized by a first priority security interest in all of the Company's assets, other than the Company's intellectual property. The Company has provided a negative pledge against its intellectual property.

In connection with the Note Agreement, the Company issued warrants to Lighthouse (Note 11).

NOTE 7.   COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space under a noncancelable operating lease expiring in December 2008. The Company is responsible for maintenance costs and property taxes on this lease. Rent expense, on a straight-line basis, for the years ended December 31, 2004, 2005 and 2006 was $295, $297 and $323, respectively. Rent expense for the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited) was $162 and $162, respectively.

Future minimum lease payments under the Company's noncancelable operating leases at December 31, 2006 are as follows (in thousands):

Year Ending December 31,	
2007	$324
2008	319
Total minimum lease payments	$643

Under the terms of the lease agreement, the Company provided the lessor with a security deposit of $27 which is classified within other non-current assets at December 31, 2005 and 2006, and at June 29, 2007 (unaudited).

See Note 14 for Subsequent Events.

Royalty Obligations

In December 1999, the Company and Biocoat, Inc. entered into a license agreement, as amended (the "License Agreement"), for proprietary rights and technical information utilized by the Company in the manufacturing of certain of the Company's products. Pursuant to the License Agreement, the Company provides quarterly royalty payments to Biocoat, Inc. based upon net sales of certain products. The License Agreement will terminate in December 2009.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

In December 1999, the Company was assigned a license with the Regents of the University of California (the "Assigned License") related to certain patents and technical information utilized by the Company in the manufacturing and sale of certain of the Company's products. Pursuant to Assigned License, the Company provides quarterly royalty payments to the Regents of the University of California based upon net sales of certain products.

For the years ended December 31, 2004, 2005 and 2006 and for the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited), the Company incurred $102, $238, $298, $145 and $206, respectively, in total royalties relating the License Agreement and the Assigned License, which are recorded in cost of revenues.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Company's amended and restated certificate of incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company's request in such capacity. There have been no claims to date and the Company has a Director and Officer Insurance Policy that may enable it to recover a portion of any amounts paid for future claims.

NOTE 8.   REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of December 31, 2005 and 2006, the Company's redeemable convertible preferred stock consisted of the following (in thousands, except share data):

Series	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Carrying Value	Preferential Liquidation Value
A	4,457,143	4,457,143	$ 2,414	$ 2,414	$ 2,451
B	21,556,238	21,338,225	14,392	14,392	14,510
C	24,197,669	23,779,065	20,319	20,319	20,450
D	9,500,000	9,225,118	12,861	12,861	25,830
	59,711,050	58,799,551	$49,986	$49,986	$63,241

As of June 29, 2007 (unaudited), the Company's redeemable convertible preferred stock consisted of the following (in thousands, except share data):

Series	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Carrying Value	Preferential Liquidation Value
A	4,457,143	4,457,143	$ 2,414	$ 2,414	$ 2,451
B	21,556,238	21,365,798	14,411	14,450	14,529
C	24,197,669	23,779,065	20,319	20,319	20,450
D	9,500,000	9,225,118	12,861	12,861	25,830
	59,711,050	58,827,124	$50,005	$50,044	$63,260

In conjunction with the proposed initial public offering and in compliance with the Securities and Exchange Commission's disclosure requirements, the Company has classified its preferred stock outside of stockholders' deficit. In the Company's previously issued financial statements, its preferred stock was classified within stockholders' deficit.

Dividends

The holders of Series A Redeemable Convertible Preferred Stock ("Series A"), Series B Redeemable Convertible Preferred Stock ("Series B"), Series C Redeemable Convertible Preferred Stock ("Series C") and Series D Redeemable Convertible Preferred Stock ("Series D") are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of $0.044, $0.054, $0.069 and $0.112 (as adjusted for any stock dividends, stock splits or recapitalization) per share per annum, respectively. Such dividends are payable when, as and if declared by the board of directors, and are not cumulative. As of December 31, 2006 and June 29, 2007 (unaudited), no dividends have been declared.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A, Series B, Series C or common stock by reason of their ownership, an amount per share equal to two times the Series D purchase price, or $2.80 for each outstanding share of Series D (as adjusted for stock dividends, stock splits, combinations, reorganizations, recapitalizations or other similar events) plus all declared but unpaid dividends on such share.

The holders of Series C are entitled to receive, prior and in preference to, any distribution of any of the assets of the Company to the holders of Series A, Series B or common stock by reason of their ownership, an amount per share equal to $0.86 for each outstanding share of Series C (as adjusted for stock dividends, stock splits, combinations, reorganizations, recapitalizations or other similar events) plus all declared but unpaid dividends on such share.

The holders of Series B are entitled to receive, prior and in preference to, any distribution of any of the assets of the Company to the holders of Series A or common stock by reason of their ownership, an amount per share equal to $0.68 for each outstanding share of Series B (as adjusted for stock dividends, stock splits, combinations, reorganizations, recapitalizations or other similar events) plus all declared but unpaid dividends on such share.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The holders of Series A are entitled to receive, prior and in preference to any distribution of any of the remaining assets of the Company to the holders of common stock by reason of their ownership, an amount per share equal to $0.55 for each outstanding share of Series A (as adjusted for stock dividends, stock splits, combinations, reorganizations, recapitalizations or other similar events) plus all declared but unpaid dividends on such share.

After payment has been made to the holders of Series A, any remaining assets are to be distributed among the holders of Series B, Series C and common stock ratably based on the number of shares of common stock held by each stockholder (assuming conversion of the Series C and Series B to common stock) until the holders of Series C and Series B have received an aggregate amount equal to three times their respective liquidation preference, including the amounts paid pursuant to their respective liquidation preferences. Thereafter, the holders of common stock will receive the remaining assets of the Company.

Deemed Liquidation

A merger, reorganization or sale of all or substantially all of the assets of the Company in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction shall be deemed to be a liquidation, dissolution or winding up, subject to certain exceptions.

Redemption

The Company's certificate of incorporation provided redemption rights for the holders of Series B and Series C. These redemption rights provided that if at least two-thirds of the Series C holders gave a written notice of demand for the redemption of all of the outstanding shares held by Series C at any time after December 19, 2008, the Company would repurchase the outstanding shares held by the Series C and Series B holders in an amount equal to the greater of (i) the liquidation preference per share of the respective series or (ii) the fair market value per share of each such share.

For the years ended December 31, 2004 and 2005, the Company recorded accretion charges over the redemption period as reductions to additional paid-in capital of $883 and $1,631, respectively related to the accretion of Series B and Series C to their redemption value.

In conjunction with the issuance of Series D in September 2005, the Company's certificate of incorporation was amended to remove the redemption rights of Series B and Series C. As a result of the amendment to the redemption provisions of Series B and Series C, the Company released the cumulatively accreted $2,729 from the carrying value of such preferred stock to additional paid-in capital (but not to the net loss attributable to common stockholders) to recognize the change in the redemption provisions, as discussed above. However, due to the continuing liquidation provisions, which allows for an amount to be paid based upon the if-converted value subject to a maximum amount of up to three times the amount originally invested for Series B and Series C, the Company could, in the event that a change in control becomes probable, be required in the future to accrete to such an amount that is greater than the amount of the carrying value of Series B and Series C before the release. In such case, the $2,729 previously released would be adjusted back to the carrying value of Series B and Series C, and the Company would take additional charges to accrete Series B and Series C from such adjusted carrying value up to its change in control liquidation value.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Voting

The holder of each share of the Company's convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of convertible preferred stock could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of holders of common stock. Fractional votes are not permitted and any fractional voting rights available on an as-converted basis will be rounded to the nearest whole number.

Conversion

Each share of Series A, Series B, Series C and Series D is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock which results from dividing the purchase price per share in effect for the preferred stock at the time of the conversion (as adjusted for stock dividends, stock splits, combinations, reorganizations, recapitalizations, reclassifications or other similar events) by the conversion price per share (as adjusted for dilutive issuances, splits and combinations). The initial per share purchase price and per share conversion price of Series A, Series B, Series C and Series D are $0.55, $0.68, $0.86 and $1.40, respectively.

Conversion of Series A and Series B is automatic at its then effective conversion rate immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock in which the public offering price equals or exceeds $2.58 per share (as adjusted for any stock dividends, stock splits, combinations or other recapitalizations) and the aggregate proceeds raised equals or exceeds $30,000 or at the election of the holders of at least 60% of the outstanding shares of Series A and Series B voting together as a single class on an as-converted basis.

Conversion of Series C and Series D is automatic at its then effective conversion rate immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock in which the public offering price equals or exceeds $2.58 per share (as adjusted for any stock dividends, stock splits, combinations or other recapitalizations) and the aggregate proceeds raised equal or exceed $30,000 or at the election of the holders of at least 66⅔% of the outstanding shares of Series C and Series D voting together as a single class on an as-converted basis.

NOTE 9.   COMMON STOCK

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding.

Restricted Common Stock

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company to repurchase the stock, at the original exercise price, in the event of voluntary or involuntary termination of employment of the stockholder. The shares are generally released from repurchase provisions ratably over four years. In accordance with EITF No. 00-23, *Issues Related to the Accounting for Stock Compensation* under APB 25 and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, the Company accounts for the cash received in consideration for the early exercised options as a liability. At December 31, 2005, December 31, 2006 and June 29, 2007

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

(unaudited), 1,922,113, 706,291 and 356,609 shares of common stock respectively, were subject to repurchase by the Company at each respective original exercise price and, accordingly $164, $73 and $41 was recorded as a current liability at December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited), respectively.

Notes Receivable from Stockholder

In July 2002, the Company issued 1,625,000 shares of its common stock to an executive in exchange for a full recourse promissory note in the amount of $96. The promissory note was collateralized by the related common stock and personal assets of the executive, accrued interest at a rate of 6% per year and was payable in July 2007 or earlier upon employee termination, a change of control or the closing of the Company's initial public offering of common stock. In September 2005, this note and its accrued interest of $19 were paid in full.

In June 2004, the Company issued 1,000,000 shares of its common stock to the same executive in exchange for a full recourse promissory note in the amount of $99. The promissory note was issued under the same terms and conditions as the previous note and is payable in June 2009. In June 2007, this note and accrued interest of $19 were paid in full.

At December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited), the Company was due $99, $99 and $0, respectively, under the outstanding note receivable. At December 31, 2005 and December 31, 2006, $52 and $27, respectively, of the note receivable were related to the early exercise of options.

NOTE 10.   STOCK OPTIONS

Stock Plan

In November 1999, the Company adopted the 1999 Stock Plan (the "1999 Stock Plan"). As of December 31, 2006, there were 14,103,928 shares of common stock authorized for issuance under the 1999 Stock Plan. Under the 1999 Stock Plan, the Company may issue shares of common stock and options to purchase common stock to employees, directors and consultants. Options granted under the 1999 Stock Plan may be incentive stock options or nonqualified stock options. Stock purchase rights may also be granted under the 1999 Stock Plan. Incentive stock options ("ISO") may be granted only to employees, officers and directors of the Company. Nonqualified stock options ("NSO") and stock purchase rights may be granted to employees and consultants. The board of directors has the authority to determine to whom options will be granted, the number of options, the term and the exercise price. Options are to be granted at an exercise price not less than fair market value for an ISO or 85% of fair market value for an NSO. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of an ISO will not be less than 110% of fair market value. The options are exercisable immediately, and an optionee is required to enter into a Restricted Stock Purchase Agreement regarding the exercise of any unvested options.

Options generally vest over four years. The option term may not be longer than five years for ISO's granted to optionees who own greater than 10% of the voting power of all classes of the Company's stock and no longer than 10 years for all other options.

See Note 14 for Subsequent Events.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Activity under the 1999 Stock Plan is as follows:

		Outstanding Options			
	Shares Available for Grant	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Life in Years**	**Aggregate Intrinsic Value**
Balances, December 31, 2003	1,001,953	2,778,384	$0.07		
Additional shares reserved	2,300,000				
Options granted	(3,119,333)	3,119,333	0.10		
Options exercised	—	(1,841,691)	0.08		
Options canceled	178,940	(178,940)	0.08		
Balances, December 31, 2004	361,560	3,877,086	0.09		
Additional shares reserved	3,500,000				
Options granted	(1,728,200)	1,728,200	0.32		
Options exercised	—	(2,428,457)	0.09		
Options canceled	60,168	(60,168)	0.12		
Balances, December 31, 2005	2,193,528	3,116,661	0.21		
Options granted	(2,045,000)	2,045,000	0.78		
Options exercised	—	(219,144)	0.17		
Options canceled	399,525	(399,525)	0.36		
Balances, December 31, 2006	548,053	4,542,992	0.46	8.37	$4,332
Additional shares reserved (unaudited)	2,425,000				
Options granted (unaudited)	(3,106,000)	3,106,000	1.59		
Options exercised (unaudited)	—	(75,655)	0.06		
Options canceled (unaudited)	235,106	(235,106)	0.63		
Balances, June 29, 2007 (unaudited)	102,159	7,338,231	$0.94	8.70	$6,197
Vested and expected to vest, December 31, 2006		4,367,841	$0.45	8.22	$4,198
Vested and expected to vest, June 29, 2007 (unaudited)		7,034,611	$0.92	8.52	$6,047

At December 31, 2004, 2005, 2006 and at June 29, 2007 (unaudited), 2,242,713, 1,922,113, 706,291, and 356,609 shares, respectively, were exercised, unvested and subject to repurchase.

(In thousands, except share and per share data)

The following is a summary of status of stock options outstanding and exercisable by exercise price:

	Options Outstanding and Exercisable at December 31, 2006				Options Vested and Exercisable at December 31, 2006			
Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.06	430,667	5.74	$0.06	$ 581	424,832	5.73	$0.06	$ 574
$0.10	648,125	7.46	$0.10	849	424,790	7.46	$0.10	556
$0.13	84,500	3.07	$0.13	108	84,500	3.07	$0.13	108
$0.21	10,000	4.41	$0.21	12	10,000	4.41	$0.21	12
$0.25	988,200	8.41	$0.25	1,146	395,891	8.40	$0.25	459
$0.50	485,000	8.93	$0.50	441	124,098	8.92	$0.50	113
$0.78	1,896,500	9.38	$0.78	1,195	158,916	9.18	$0.78	100
	4,542,992	8.37	$0.46	$4,332	1,623,027	7.27	$0.23	$1,922

	Options Outstanding and Exercisable at June 29, 2007 (unaudited)				Options Vested and Exercisable at June 29, 2007 (unaudited)			
Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.06	355,667	5.38	$0.06	$ 612	355,667	5.38	$0.06	$ 612
$0.10	647,625	6.96	$0.10	1,088	503,979	6.96	$0.10	847
$0.13	84,500	2.58	$0.13	139	84,500	2.58	$0.13	139
$0.21	10,000	3.92	$0.21	16	10,000	3.92	$0.21	16
$0.25	921,533	7.91	$0.25	1,410	503,551	7.90	$0.25	770
$0.50	484,000	8.43	$0.50	620	181,394	8.43	$0.50	232
$0.78	1,728,906	8.90	$0.78	1,729	379,445	8.72	$0.78	379
$1.41	1,167,000	9.62	$1.41	432	270,310	9.62	$1.41	100
$1.61	888,500	9.80	$1.61	151	7,330	9.80	$1.61	1
$1.78	1,050,500	9.99	$1.78	—	—	—	$1.78	—
	7,338,231	8.70	$0.94	$6,197	2,296,176	7.48	$0.43	$3,096

The Company has computed the aggregate intrinsic value amounts disclosed in the above table based upon the difference between the original exercise price of the options and the Company's estimate of the deemed fair value of the Company's common stock of $1.41 and $1.78 at December 31, 2006 and June 29, 2007 (unaudited), respectively.

The aggregate intrinsic value of options exercised during the year ended December 31, 2006 and the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited) was $178, $172 and $117, respectively.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Stock-Based Compensation Related to Non-Employees

During the year ended December 31, 2004 and the six month period ended June 29, 2007 (unaudited), the Company granted 56,000 and 100,000 shares, respectively, of common stock options at exercise prices of $0.10 per share and $1.41 per share, respectively, in exchange for services from consultants. During 2006, a Company employee converted into a consultant who provided on-going consulting services. On the date of such conversion, such consultant had 197,916 unvested common stock options that continue to vest over the expected service period.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned, generally over four years. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes options pricing model using the following assumptions:

| | Year Ended December 31, | | | Six Months Ended | |
	2004	2005	2006	June 30, 2006	June 29, 2007
				(Unaudited)	
Risk-free interest rate	3.83%	4.18%	4.81%	4.97%	4.72%
Remaining contractual lives (in years)	6 to 10	7 to 9	4 to 9	6 to 9	3 to 10
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	70.0%	70.0%	66.0%	68.2%	56.7%

The stock-based compensation expense will fluctuate as the estimated fair value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation charges of $219, $69 and $115 for the years ended December 31, 2004, 2005 and 2006, respectively, and $49 and $85 for the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited), respectively.

Deferred Stock-Based Compensation

Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS 123R, were accounted for using the intrinsic-value method of accounting as prescribed by APB 25. Under APB 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of the Company's common stock over the option exercise price on the measurement date, which is typically the date of grant. All options granted were intended to be exercisable at a price per share not less than the fair market value of the shares of the Company's stock underlying those options on their respective dates of grant. The board of directors of the Company determined these fair market values in good faith based on the best information available to the board of directors of the Company and the Company's management at the time of the grant. However for financial reporting purposes, management retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expenses for all grants issued during fiscal 2004 and 2005 and determined the deemed fair value of its common stock was in excess of the exercise price for each of the option grants. Accordingly, the Company has recorded deferred stock-based compensation within stockholders' deficit of $2,252 and $913, net of cancellations, during the years ended December 31, 2004 and 2005, respectively. The Company recorded reductions of $371, $301, and $35 in deferred stock-based compensation reflecting cancellations during the year ended December 31, 2006, and the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited). The Company amortizes deferred stock-based compensation expense on a straight-line basis over the vesting period, generally four years. The Company recorded stock-based compensation expense of $360,

(In thousands, except share and per share data)

$677, $683, $363 and $308 for the years ended December 31, 2004, 2005 and 2006, and the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited), respectively.

The Company estimated the fair values of each option granted on the date of grant under SFAS 123, based on the minimum value method, using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year Ended December 31,	
	2004	2005
Risk-free interest rate	3.80%	3.99%
Dividend yield	0%	0%
Expected term (in years)	5.0	5.0

The weighted-average grant date fair value per share of options granted to employees under the minimum value method was $0.78 and $0.60 for the years ended December 31, 2004 and 2005, respectively.

Stock-Based Compensation After Adoption of SFAS 123R

Effective January 1, 2006, the Company adopted SFAS 123R, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to the Company's employees and directors after January 1, 2006. The Company's financial statements as of the year ended December 31, 2006, reflect the impact of SFAS 123R. In accordance with the prospective transition method, the Company's financial statements for prior periods have not been restated to reflect and do not include, the impact of SFAS 123R.

During the year ended December 31, 2006 and the six month period ended June 29, 2007 (unaudited), the Company granted stock options as follows:

Grant Date	Number of Shares Granted	Per Share Exercise Price	Per Common Share Deemed Fair Value	Per Share Intrinsic Value
January 18, 2006	21,000	$0.50	$0.78	$0.28
February 9, 2006	879,500	$0.78	$0.78	$ —
February 10, 2006	4,000	$0.78	$0.78	$ —
March 16, 2006	50,000	$0.78	$0.89	$0.11
April 13, 2006	50,000	$0.78	$0.99	$0.21
June 16, 2006	422,000	$0.78	$1.15	$0.37
August 10, 2006	444,500	$0.78	$1.19	$0.41
October 24, 2006	146,000	$0.78	$1.22	$0.44
December 5, 2006	25,000	$0.78	$1.38	$0.60
December 19, 2006	3,000	$0.78	$1.41	$0.63
February 13, 2007 (unaudited)	1,167,000	$1.41	$1.41	$ —
April 19, 2007 (unaudited)	888,500	$1.61	$1.61	$ —
June 27, 2007 (unaudited)	1,050,500	$1.78	$1.78	$ —

The Company determined with hindsight that, for financial reporting purposes, the deemed fair value of its common stock was in excess of the exercise prices for certain options granted during the year ended December 31, 2006. In preparation of the financial statements, the Company performed a contemporaneous

(In thousands, except share and per share data)

valuation dated as of January 31, 2006 and two retrospective valuations dated as of June 1, 2006 and October 1, 2006 of the Company's common stock with assistance from an unrelated third party valuation firm. In addition, this valuation firm performed three contemporaneous valuations in 2007 dated as of December 15, 2006, April 1, 2007 and June 1, 2007. The Company, in making its determinations of the fair value of its common stock, considered a variety of quantitative and qualitative factors, including (i) the fair market value of the stock of comparable publicly-traded companies, (ii) net present value of the Company's projected earnings, (iii) third party transactions involving the Company's convertible preferred stock, (iv) liquidation preferences of the Company's preferred stock and the likelihood of conversion of the preferred stock, (v) changes in the Company's business operations, financial condition and results of operations over time, including cash balances and burn-rate, (vi) the status of new product development and (vii) general financial market conditions.

The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The weighted average estimated fair value of the employee stock options granted during the year ended December 31, 2006 and the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited) was $0.59, $0.52 and $0.74 per share, respectively.

The fair value of employee stock options was estimated using the following weighted-average assumptions for presented periods as follows:

	Year Ended December 31, 2006	Six Months Ended	
		June 30, 2006	June 29, 2007
		(Unaudited)	
Expected volatility	66.8%	68.4%	56.1%
Risk-free interest rate	4.78%	4.76%	4.91%
Dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	3.75	3.75	3.75

Expected Term. The expected life of the options is based on the average period the stock options are expected to be outstanding and was based on the Company's historical information of the option exercise patterns and post-vesting termination behavior.

Expected Volatility. Since the Company was a private entity to date with no historical data regarding the volatility of its common stock, the expected volatility used for 2006 and the six months ended June 29, 2007 (unaudited) is based upon the historical volatility of comparable public entities. In evaluating comparable companies, the Company considered factors such as industry, stage of life cycle, size and duration as a public company.

Risk-Free Interest Rate. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock options.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. SFAS 123R also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

As a result of adopting SFAS 123R on January 1, 2006, the Company's net loss and net loss per share for the year ended December 31, 2006 was higher by $118 and $0.01, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

The total fair value of options that vested under SFAS 123R during the year ended December 31, 2006 and the six month periods ended June 30, 2006 (unaudited) and June 29, 2007 (unaudited) was $79, $27 and $304, respectively.

As of December 31, 2006 and June 29, 2007 (unaudited), there was $938 and $2,620, respectively, of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested stock option awards granted after January 1, 2006 that will be recognized on a straight-line basis over the weighted average period of 3.18 years and 3.46 years, respectively.

Total Stock-Based Compensation

Total stock-based compensation expense was recognized as follows (in thousands):

| | Year Ended December 31, | | | Six Months Ended | |
	2004	2005	2006	June 30, 2006	June 29, 2007
				(Unaudited)	
Recognized under SFAS 123R	$ —	$ —	$165	$ 43	$373
Recognized under APB 25	360	677	683	363	308
Non-employees	219	69	115	49	85
Total stock-based compensation	$579	$746	$963	$455	$766

Total stock-based compensation expense recorded under SFAS 123R, APB 25 and EITF 96-18 related to options granted to employees and non-employees was allocated to cost of revenues, research and development, sales and marketing, and general and administrative expense as follows (in thousands):

| | Year Ended December 31, | | | Six Months Ended | |
	2004	2005	2006	June 30, 2006	June 29, 2007
				(Unaudited)	
Cost of revenues	$ 38	$ 85	$ 95	$ 47	$ 59
Research and development	75	148	151	78	92
Sales and marketing.	263	185	293	127	225
General and administrative.	203	328	424	203	390
Total stock-based compensation	$579	$746	$963	$455	$766

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options. The implementation of SFAS 123R did not have an impact on cash flows from financing activities during the year ended December 31, 2006.

NOTE 11.   WARRANTS FOR CONVERTIBLE PREFERRED STOCK

In November 2002, the Company issued warrants to purchase 193,013 shares of Series B at $0.68 per share in connection with convertible notes payable issued in April 2002. The warrants are exercisable immediately and expire upon the earliest to occur of April 10, 2012, the liquidation of the Company, the sale of all or substantially all of Company's assets or a merger or other transaction that results in a disposal of more than 50% of the voting power of the Company or the closing of a firm commitment underwritten public offering which results in aggregate proceeds to the Company of at least $15,000 at a price per share of at least $2.00 per share. The relative fair value of these warrants was $87 and was recorded as a discount on the notes and charged to interest expense over the life of the notes in fiscal 2002. At December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited), 193,013, 193,013, and 165,440, respectively, of these warrants are outstanding and exercisable.

In February 2003, the Company entered into a Loan and Security Agreement with Comerica Bank-California ("Comerica") in the form of a line of credit. In connection with this line of credit, the Company issued Comerica a warrant to purchase up to 25,000 shares of Series B at an exercise price of $0.68 per share. The warrant was valued using the Black-Scholes option pricing model and had a fair value of $0.22 per warrant at the date of issuance. The fair value of the warrant at issuance was $5 and was recorded as interest expense in 2003. At December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited), all of these warrants are outstanding and exercisable.

In November 2004, the Company entered into the Note Agreement with Lighthouse. In connection with Note Agreement, the Company issued Lighthouse a warrant to purchase 209,302 shares of Series C at an exercise price of $0.86 per share. The warrant was valued using the Black-Scholes option pricing model and had a fair value of $0.60 per warrant at the date of issuance. The fair value of the warrant at issuance was $125 and was recorded in 2004 as interest expense. At December 31, 2005, December 31, 2006 and June 29, 2007 (unaudited), all of these warrants are outstanding and exercisable.

In March 2005, the Company took an advance of $1,000 under the Note Agreement with Lighthouse. In connection with this advance, the Company issued Lighthouse a warrant to purchase 34,882 shares of Series C in September 2005. The warrant was valued using the Black-Scholes option pricing model and had a fair value of $0.60 per warrant at the date of issuance. The fair value of the warrant at issuance was $21 and was recorded as a discount on the note. This is being recorded as interest expense over the life of the note which is 36 months. For the years ended December 31, 2005 and 2006 and the six month periods ended June 30, 2006 (unaudited), and June 29, 2007 (unaudited), $3, $6, $3 and $3 of such discount was amortized as interest expense, respectively.

Warrants outstanding at December 31, 2006 were as follows (in thousands, except share and per share data):

Issuance Date	Convertible Preferred Stock	Expiration Date	Exercise Price Per Share	Number of Shares Outstanding Under Warrant
November 2002	Series B	Earlier of (i) April 12, 2012 or (ii) the closing of an initial public offering of the Company's common stock	$0.68	193,013
February 2003	Series B	February 20, 2010	$0.68	25,000
November 2004	Series C	November 22, 2011	$0.86	209,302
September 2005	Series C	September 30, 2012	$0.86	34,882
				462,197

Warrants outstanding at June 29, 2007 (unaudited) were as follows (in thousands, except share and per share data):

Issuance Date	Convertible Preferred Stock	Expiration Date	Exercise Price Per Share	Number of Shares Outstanding Under Warrant
November 2002	Series B	Earlier of (i) April 12, 2012 or (ii) the closing of an initial public offering of the Company's common stock	$0.68	165,440
February 2003	Series B	February 20, 2010	$0.68	25,000
November 2004	Series C	November 22, 2011	$0.86	209,302
September 2005	Series C	September 30, 2012	$0.86	34,882
				434,624

NOTE 12.   INCOME TAXES

Due to the Company's operating losses, there was no provision for federal or state income taxes for the years ended December 31, 2004, 2005 and 2006. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2005 and 2006 are as follows (in thousands):

	December 31,	
Deferred Tax Assets and Liabilities:	**2005**	**2006**
Net operating loss carryforwards	$ 14,539	$ 16,212
Tax credit carryforwards	983	1,221
Accruals and reserves	173	278
Depreciation	40	58
Amortization of capitalized costs	8	—
Other	—	176
	15,743	17,945
Valuation allowance	(15,743)	(17,945)
Net deferred tax assets	$ —	$ —

Due to uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance, and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets. The valuation allowance increased $3,668, $2,606 and $2,202 during the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company has federal and state net operating loss carryforwards of approximately $41,700 and $34,700, respectively, available to offset future regular and alternative minimum taxable income. At December 31, 2006, the Company has approximately $738 and $732, respectively, of federal and state credits to offset future taxable income, if any. The operating loss carryforwards and federal credits will expire at various dates beginning in 2009 through 2026, if not utilized.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has a change in ownership in the future, as defined by the tax law, utilization of the carryforwards could be limited.

The Company's effective tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended December 31,		
	2004	2005	2006
Federal tax provision at statutory rate	34.0%	34.0%	34.0%
State tax provision, net of federal impact.....................	6.1%	5.0%	0.4%
Permanent difference due to non-deductible expenses	(1.3)%	(2.9)%	(3.1)%
Other	1.0%	0.7%	0.5%
Valuation allowance	(39.8)%	(36.8)%	(31.8)%
Effective tax rate....................................	0.0%	0.0%	0.0%

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), by defining the minimum recognition threshold a tax position is required to meet before being recognized in our financial statements. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. FIN 48 is effective commencing January 1, 2007 with the Company's fiscal year 2007 annual financial statements. The Company adopted FIN 48 on January 1, 2007 and as a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. The Company does not expect any material changes through December 31, 2007.

The Company recognizes interest and penalties related to uncertain tax positions as a component of tax expense. As of June 29, 2007 (unaudited), we have no accrued interest or penalties related to uncertain tax positions.

The tax years 1999 through 2006 remain open to examination by one or more of the major taxing jurisdictions to which we are subject.

NOTE 13.   EMPLOYEE BENEFIT PLAN

In October 2000, the Company adopted a defined contribution retirement plan (the "401(k) Plan"), which qualifies under Section 401(k) of the Internal Revenue Code of 1996, as amended. The 401(k) Plan covers essentially all employees. Eligible employees may make voluntary contributions to the 401(k) Plan up to a specified maximum of their annual compensation, subject to statutory annual limitations, and the Company is allowed to make annual discretionary contributions. The Company has made no contributions to date.

NOTE 14.   SUBSEQUENT EVENTS

Amendment to the 1999 Stock Plan

In February 2007, the board of directors approved an increase of 2,250,000 shares to the authorized number of shares under the Company's 1999 Stock Plan, increasing the total authorized number of shares from 14,103,928 shares to 16,353,928.

In June 2007, the board of directors approved an increase of 175,000 shares to the authorized number of shares under the Company's 1999 Stock Plan, increasing the total authorized number of shares from 16,353,928 shares to 16,528,928.

Lease Commitments

In April 2007, the Company signed a noncancelable operating sublease commencing on July 1, 2007 and expiring on August 31, 2012. For the term of this sublease, the Company is responsible for rent, maintenance and property taxes.

Future minimum lease payments under this sublease are as follows (in thousands):

Year Ending December 31,	
2007	$ 372
2008	822
2009	1,116
2010	1,138
2011	1,161
Thereafter	789
Total minimum lease payments	$5,398

Under the terms of this sublease agreement, the Company provided the sublessor a letter of credit backed by a restricted certificate of deposit in the Company's bank accounts in the amount of $522. This restricted certificate of deposit is classified as restricted cash. Such letter of credit and corresponding restricted certificate of deposit will be reduced to $261 if the Company completes an initial public offering.

2007 Equity Incentive Plan

On August 10, 2007, the board of directors adopted the 2007 Equity Incentive Plan. A total of 7,800,000 shares of common stock were reserved for issuance pursuant to the 2007 Equity Incentive Plan, subject to stockholder approval. The 2007 Equity Incentive Plan will become effective upon the closing of the Company's initial public offering.

2007 Employee Stock Purchase Plan

On August 10, 2007, the board of directors adopted the 2007 Employee Stock Purchase Plan, subject to stockholder approval. A total of 3,000,000 shares of common stock were reserved for issuance pursuant to the 2007 Employee Stock Purchase Plan. The 2007 Employee Stock Purchase Plan will become effective after the closing of the Company's initial public offering.

Concentric Medical, Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Amended Certificate of Incorporation

On August 10, 2007, the board of directors approved an amended and restated certificate of incorporation, subject to stockholder approval. As a result of this amendment, the automatic conversion feature that specified a price of at least $2.58 per share in an initial public offering will be removed from the automatic conversion terms of the Company's convertible preferred stock.

The Merci® Procedure



1. Deploy the Merci Retriever beyond the blood clot.

2. Pull back to engage and capture the clot.

3. Inflate Balloon Guide to impede blood flow.

4. Draw back Retriever and Microcatheter while aspirating.

OPENING MINDS™



Concentric®
MEDICAL



Through and including , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Concentric® MEDICAL

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Lehman Brothers

Thomas Weisel Partners LLC

, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution.*

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the Securities and Exchange Commission Registration Fee, the NASD filing fee and Nasdaq Global Market listing fee.

	Amount to be Paid
Securities and Exchange Commission registration fee	$ 2,119
NASD filing fee	7,400
Nasdaq Global Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and engraving expenses	200,000
Legal fees and expenses	850,000
Accounting fees and expenses	*
Transfer agent and registrar fees	5,000
Miscellaneous	*
Total	*

_____

* To be completed by amendment.

Item 14. *Indemnification of Directors and Officers.*

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the state of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the state of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the state of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Purchase Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in Item 17 herein.

Item 15. *Recent Sales of Unregistered Securities.*

The following sets forth information regarding all unregistered securities sold since our inception through June 29, 2007, and does not give effect to the   -for-   reverse split of our common stock to be effected prior to the completion of this offering:

(a) In the past three years, we have issued and sold the following securities:

1. From June 29, 2004 to June 29, 2007, we issued and sold to our employees, directors and consultants an aggregate of 4,484,760 shares of our common stock pursuant to option exercises under our 1999 Stock Plan at prices ranging from $0.001 to $0.78 per share for an aggregate purchase price of $386,878.

2. On September 30, 2005 we issued and sold to 26 accredited investors an aggregate of 9,225,118 shares of Series D convertible preferred stock at a purchase price per share of $1.40 for an aggregate purchase price of $12,915,165.

3. On June 6, 2007 we issued and sold to one accredited investor 27,573 shares of Series B convertible preferred stock pursuant to the exercise of an outstanding warrant at a purchase price per share of $0.68 for an aggregate purchase price of $18,750.

The sales and issuances of restricted securities in the transactions described in paragraphs 1, 2 and 3 above were deemed to be exempt from registration under the Securities Act in reliance upon the following exemptions:

- with respect to the transactions described in paragraph 1, Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701;

- with respect to the transactions described in paragraph 2, Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us; and

- with respect to the transactions described in paragraph 3, Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

(b) From June 29, 2004 through June 29, 2007, we granted to our employees and consultants options to purchase an aggregate of 7,119,700 shares of our common stock under our 1999 Stock Plan at prices ranging from $0.10 to $1.78 per share for an aggregate purchase price of $7,103,665.

The sales and issuances of securities in the transactions described in the above paragraph were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under

Section 3(b) of the Securities Act, as transactions pursuant to a written compensation benefit plan and contracts relating to compensation as provided under Rule 701.

(c) On March 30, 2005, we issued a secured promissory note in the principal amount of $1,000,000 in favor of Lighthouse Capital Partners V, L.P. pursuant to the terms of a loan and security agreement dated November 22, 2004. Under the terms of the loan and security agreement, Lighthouse Capital Partners IV, L.P. and Lighthouse Capital Partners V, L.P. each received a warrant to initially purchase 104,651 shares of our Series C Preferred Stock, which was subsequently increased to a total of 122,092 shares pursuant to the terms of the warrants.

The sales and issuances of securities in the transactions described in the above paragraph were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients were accredited investors or had adequate access, through their relationship with us, to information about us.

(d) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

Item 16. *Exhibits and Financial Statement Schedules.*

(a) Exhibits.

Exhibit Number	Description
1.1*	Form of Purchase Agreement.
3.1	Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the completion of the offering.
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.4	Bylaws of the Registrant (formerly NeoMED, Inc.) and the amendments thereto, as currently in effect.
3.5	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant's Common Stock Certificate.
4.2	Third Amended and Restated Investor Rights Agreement dated September 30, 2005, by and among the Registrant and the investors therein.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Director and Executive Officer Indemnification Agreement, as currently in effect.
10.2	Form of Director and Executive Officer Indemnification Agreement, to be in effect upon completion of the offering.
10.3*	1999 Stock Plan and forms of agreement used thereunder.
10.4	2007 Equity Incentive Plan and forms of agreement used thereunder.
10.5	2007 Employee Stock Purchase Plan and forms of agreement used thereunder.
10.6	Lease dated August 28, 2002, as amended, by and between the Registrant and Shoreline Park, LLC for office space located at 1380 Shorebird Way, Mountain View, CA 94043 and the amendment thereto.

Exhibit Number	Description
10.7	Sublease dated April 19, 2007, by and between the Registrant and Cytyc Surgical Products for office space located at 301 East Evelyn Avenue, Mountain View, CA 94039 and Landlord Consent to Sublease dated May 14, 2007, by and among SFERS Real Estate Corp. U, Cytyc Surgical Products and the Registrant.
10.8†	Exclusive License Agreement dated November 29, 1999, by and between The Foundry, LLC and the Regents of the University of California, the amendments thereto and correspondence relating thereto.
10.9	Assignment of Exclusive License Agreement dated January 4, 2000, by and among the Registrant, the Regents of the University of California and The Foundry, LLC.
10.10†	License Agreement dated December 6, 1999, by and between the Registrant and Biocoat, Incorporated.
10.11	Form of Change of Control Agreement.
10.12	Change of Control Agreement dated September 15, 2005, by and between the Registrant and Edward W. Unkart.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1	Power of Attorney (see page II-6).

* To be filed by amendment.

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statements Schedules — All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17. *Undertakings.*

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into

the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 17th day of August, 2007.

Concentric Medical, Inc.

By: /s/   Gary A. Curtis
_____
    Gary A. Curtis
    President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary A. Curtis and Andrew Chmyz, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ GARY A. CURTIS Gary A. Curtis	President, Chief Executive Officer and Director	August 17, 2007
/s/ ANDREW CHMYZ Andrew Chmyz	Chief Financial Officer and Vice President of Corporate Development	August 17, 2007
/s/ ROBERT W. THOMAS Robert W. Thomas	Chairman of the Board of Directors	August 17, 2007
/s/ RYAN D. DRANT Ryan D. Drant	Director	August 17, 2007
/s/ ERIK T. ENGELSON Erik T. Engelson	Director	August 17, 2007
/s/ HANSON S. GIFFORD, III Hanson S. Gifford, III	Director	August 17, 2007
/s/ LONNIE M. SMITH Lonnie M. Smith	Director	August 17, 2007

Signature	Title	Date
/s/ EDWARD W. UNKART	Director	August 17, 2007
Edward W. Unkart		
/s/ CHARLES M. WARDEN	Director	August 17, 2007
Charles M. Warden		

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Purchase Agreement.
3.1	Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the completion of the offering.
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.4	Bylaws of the Registrant (formerly NeoMED, Inc.) and the amendments thereto, as currently in effect.
3.5	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant's Common Stock Certificate.
4.2	Third Amended and Restated Investor Rights Agreement dated September 30, 2005, by and among the Registrant and the investors therein.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Director and Executive Officer Indemnification Agreement, as currently in effect.
10.2	Form of Director and Executive Officer Indemnification Agreement, to be in effect upon completion of the offering.
10.3*	1999 Stock Plan and forms of agreement used thereunder.
10.4	2007 Equity Incentive Plan and forms of agreement used thereunder.
10.5	2007 Employee Stock Purchase Plan and forms of agreement used thereunder.
10.6	Lease dated August 28, 2002, as amended, by and between the Registrant and Shoreline Park, LLC for office space located at 1380 Shorebird Way, Mountain View, CA 94043 and the amendment thereto.
10.7	Sublease dated April 19, 2007, by and between the Registrant and Cytyc Surgical Products for office space located at 301 East Evelyn Avenue, Mountain View, CA 94039 and Landlord Consent to Sublease dated May 14, 2007, by and among SFERS Real Estate Corp. U, Cytyc Surgical Products and the Registrant.
10.8†	Exclusive License Agreement dated November 29, 1999, by and between The Foundry, LLC and the Regents of the University of California, the amendments thereto and correspondence relating thereto.
10.9	Assignment of Exclusive License Agreement dated January 4, 2000, by and among the Registrant, the Regents of the University of California and The Foundry, LLC.
10.10†	License Agreement dated December 6, 1999, by and between the Registrant and Biocoat, Incorporated.
10.11	Form of Change of Control Agreement.
10.12	Change of Control Agreement dated September 15, 2005, by and between the Registrant and Edward W. Unkart.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).
24.1	Power of Attorney (see page II-6).

---

* To be filed by amendment.

† Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.